SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR
3 GARDEN ROAD
HONG KONG
(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(852) 2514-7630	lchen@stblaw.com

VIA EDGAR

September 7, 2012

Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Terry French, Account Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                   Xueda Education Group

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 27, 2012

File No. 001-34914

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. French and Ms. DeLabar:

On behalf of our client, Xueda Education Group, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby provide the response to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 27, 2012 that pertains to the Company’s annual report on Form 20-F for the year ended December 31, 2011 filed on April 27, 2012 (the “Company’s 2011 Form 20-F”).  Based on my discussion with Ms. Celeste Murphy today on the Company’s proposed approach to file this letter with the Commission and as agreed, the Company is also hereby submitting, as Appendix A to this letter, a proposed Amendment No. 1 to the Company’s 2011 Form 20-F (“Proposed Amendment No. 1”) addressing the Staff’s comments.  We have arranged for hand delivery to you five hard copies of this response letter and its appendix and exhibits.

On behalf of the Company, we wish to thank you and the other members of the Staff for kindly granting an extension of the deadline for the Company’s response to the Staff’s comments and accommodating the Company’s proposed filing approach.

The Company hereby undertakes that it will file an amendment to the Company’s 2011 Form 20-F via EDGAR immediately after the Staff’s comments are resolved. The Company also confirms that it understands its obligation to disclose material information about the Company to the public on a timely basis.  In addition, the Company confirms that it will respond to the Staff’s oral comment Ms. Murphy conveyed during her phone conversation with me as soon as possible and no later than September 14, 2012.

Set forth below are the Company’s response to each of the Staff’s comments contained in your July 27, 2012 letter.  For convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s response accordingly.  Unless otherwise indicated, each page number reference included in the response below is to a location in Proposed Amendment No. 1 where the disclosure proposed to address a particular comment appears.

LEIMING CHEN   PHILIP M.J. CULHANE   DANIEL FERTIG   CELIA LAM   CHRIS LIN   SINEAD O’SHEA   JIN HYUK PARK   YOUNGJIN SOHN   KATHRYN KING SUDOL   CHRISTOPHER WONG   RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

General

1.                                      Please tell us whether there are any agreements between your VIE and other affiliate entities and your schools or learning centers including service agreements. If so, please file these agreements. Refer to Instruction 2 to Item 601 of Regulation S-K as appropriate, which permits you to file a copy of only one of such documents as executed with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document which is filed.

The Company advises the Staff that, except the contractual arrangements between Xuecheng Century (Beijing) Information Technology Co., Ltd. (the “WFOE” or “Xuecheng Century”), on the one hand, and Beijing Xueda Information Technology Co., Ltd. (the “VIE” or “Xueda Information”) or its shareholders, on the other, as disclosed in detail on pages 48 to 50 and filed with the Company’s 2011 Form 20-F by reference to the Company’s prior filings with the Commissions, there exist the following additional agreements involving the WFOE, the VIE, the VIE’s subsidiaries, certain schools and certain school sponsors:

a.                                       Ten service agreements between (a) the WFOE and (b) six wholly-owned subsidiaries and four schools of the VIE, under which the WFOE agrees to grant a license to these subsidiaries and schools for the use of certain computer software and to provide technological support services to these subsidiaries and schools.  These service agreements covered a total of 43 learning centers established and operated by these six subsidiaries and four schools as of December 31, 2011.

The Company notes that (i) the services to be provided by the WFOE under these ten service agreements already are within the scope of services to be provided by the WFOE to the VIE under the Amended and Restated Exclusive Technology Consulting and Management Service Agreement between the WFOE and the VIE (the “Exclusive Service Agreement”), and the WFOE does not provide any other services to these subsidiaries and schools than those already provided by the WFOE under the Exclusive Service Agreement; (ii) as the Exclusive Service Agreement covers all of the VIE’s subsidiaries and schools, none of the VIE’s subsidiaries or schools was made a party to the Exclusive Service Agreement; and (iii) these additional service agreements were requested by the local tax authorities in the nine cities in China where these six subsidiaries and four schools of the VIE are located, for the sole purpose of establishing a contract that directly connects the WFOE with each of these subsidiaries and schools, so as to support the service fees recorded and paid by these subsidiaries and schools to the WFOE for tax assessment purposes.  Based on the foregoing, the Company does not view these service

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agreements as evidence of any additional business activities beyond the services provided by the WFOE to the VIE under the Exclusive Service Agreement.

b.                                      Three nominee agreements between the VIE with three individuals, namely, Rubin Li (the Company’s Chairman), Xin Jin (the Company’s director and Chief Executive Officer), and Li Cheng (a manager of the VIE’s subsidiary in Zhengzhou, Henan Province), under which the VIE nominates these individuals to hold, on the VIE’s behalf, the sponsorship interests in three schools, located in Beijing, Qingdao and Zhengzhou, respectively.  These three schools had established ten learning centers as of December 31, 2011.

These nominee agreements were created as a result of the policies maintained by certain district-level education authorities in these three cities which require that the sponsor of a private school be an individual (not an entity) or be a local individual resident. The Company notes that neither of these local requirements are supported by any national laws or regulations in China.  As a result of these local policies, the VIE was not able to act as a sponsor to establish private schools in the relevant districts of these cities.  Therefore, the VIE nominated these three individuals to register as sponsors of these schools and to hold the sponsorship interests on behalf of the VIE under the nominee agreements.

Each of the nominee agreements provides that (i) the VIE is the sole beneficiary of the sponsorship interest and any other rights and interests derived from the sponsorship interest, including the rights to the school’s economic returns and residual properties upon termination and dissolution; (ii) the nominee holder will exercise all rights relating to the sponsorship interest at the instruction of the VIE and may not take any action without the VIE’s express instruction and consent; (iii) the nominee holder will transfer the sponsorship interest of the school he holds to the VIE immediately upon the VIE’s request; and (iv) the nominee agreement will terminate after the nominee holder fully transfers the sponsorship interest in the school to the VIE and completes the approval and registration procedure for such transfer.

In connection with the nominee agreements, each of these three individuals has issued an acknowledgement and confirmation letter to the VIE, acknowledging and confirming that (i) the sponsorship interest in the school registered in his name is held on behalf of or for the benefit of the VIE, (ii) the funds for sponsoring the school were contributed by the VIE, (iii) he will exercise the rights associated with the sponsorship interest and all other rights and interests derived from the sponsorship interest at the instruction of the VIE and will not take any action without the VIE’s express instruction or consent; and (iv) he will transfer the sponsorship interest he holds to the VIE at any time upon the VIE’s request.

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The Company’s PRC counsel, Commerce & Finance Law Offices, has advised the Company that each of the above nominee agreements and acknowledgement and confirmation letters is valid and effective under the PRC law.

The Company notes that Instruction 2 to Item 601 of Regulation S-K applies only to the various types of documents specifically identified by Item 601 as “required to be filed as exhibits” and that contracts that are not required to be filed under Item 601 are not subject to Instruction 2.

In analyzing whether to file the above mentioned agreements as exhibits to its annual report on Form 20-F, the Company relied on Section 4 of the “Instructions as to Exhibits” under Form 20-F.  Under Section 4(a) of these Instructions, a contract is required to be filed if it is material to the reporting company.  Section 4(b) of these Instructions provides that, if a contract is the type that ordinarily accompanies the kind of business the reporting company conducts, the Staff will consider it to have been made in the ordinary course of business and will not require filing of such contract, unless it falls within one or more of the categories listed under Section 4(b) of the Instructions and it is determined by the reporting company to be material in amount or significance.  The categories listed under Section 4(b) include: (i) any contract that involves the reporting company’s directors, officers or security holders; and (ii) any contract upon which the reporting company’s business is substantially dependent.  Section 4(b)(ii) also provides that examples of the types of contracts required to be filed might be continuing contracts to sell the major part of the reporting company’s products or services or to purchase the major part of the reporting company’s requirement of goods, services or raw materials.  The Company notes that Item 601(10) (Material Contracts) under Regulation S-K has similar requirements for material contracts to those under Section 4 of the above Instructions.

The Company’s analysis under Section 4 of the Instruction is as follows:

•                  As discussed above, the ten service agreements were for local tax assessment purpose only; no services beyond those specified under the Exclusive Service Agreement were required or provided under these services agreements.  In other words, these service agreements do not represent any material business relationship.  In addition, the service fees accrued by the 43 learning centers of these six subsidiaries and four schools under the Exclusive Service Agreement for the year ended December 31, 2011 totaled $4.7 million, or 15.6% of the total service fees ($30.2 million) charged by the WFOE to the VIE in 2011.  The revenue generated by these 43 learning centers was $49.0 million, or 22.1% of the Company’s total net revenue in 2011.  The single largest revenue contributor among these six subsidiaries and four schools contributed approximately 9.9% of the Company’s total revenue in 2011.  These additional service agreements are contracts made in the WFOE’s ordinary course of business, as providing the type of services under these agreements is the business the WFOE normally conducts.  The Company’s business is not substantially dependent on these additional service agreements because these service agreements did not, nor are they expected to, individually or in the aggregate, constitute any “major part” of the services provided by the Company.

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•                  The net revenue generated by the three schools held under the nominee agreements discussed above through their ten learning centers was $7.1 million, or 3.2% of the Company’s total net revenue, in 2011.  Similarly, these nominee agreements did not, nor are they expected to, individually or in the aggregate, constitute any “major part” of the services provided by the Company.  Although two of these agreements involve the Company’s directors and officers, they are immaterial in terms of the amount of revenue generated and are insignificant in other aspects.

Based on the foregoing, the Company respectfully submits to the Staff that it has determined that none of the agreements discussed above, individually or in the aggregate, is material to the Company, or required to be filed as exhibits to its Form 20-F under either the Instructions as to Form 20-F or Item 601 of Regulation S-K.

2.                                      We note that on your website, www.21edu.com, that you include the seal for Peking University. However, your Form 20-F does not mention any affiliation between you and this university or other universities. Please explain. We note that the website is in Mandarin.

The Company advises the Staff that, in February 2012, Xuecheng Century started cooperating with an education research institute (i.e., Education and Human Capital Research Institute) under Peking University to (i) jointly organize free seminars on parenting skills as part of the Company’s business promotion initiatives, (ii) jointly promote parent training programs based on the studies and courses developed by this institute, and (iii) receive teaching staff training services from this institute.  Xuecheng Century has agreed to pay this institute RMB200,000 (or $31,777 at an exchange rate of $1.00 = RMB6.2939, the noon buying rate for December 30, 2011) every year, for a term of three years, for its research and services.  As of the date of this letter, no payment has been made to this institute.  As of the date of this letter, the Company’s investment in this business relationship has been insignificant and this business relationship does not, and is not expected to, directly generate any significant revenues.  As such, the Company does not see this relationship as a material business activity required to be disclosed in its annual report.  None of Xuecheng Century, Xueda Information or any of its subsidiaries or schools otherwise has any affiliation with Peking University.

After reviewing the substance of the Company’s business relationship with this education research institute, the Company has removed the seal of Peking University from its website.

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3.                                      Please expand your organizational chart on page 46, with requisite notes, adding these concepts to other relevant sections throughout your document, to include:

•                  Your 77 schools and 295 learning centers, showing clearly how they relate to each other and the holder of 100% of the equity of each including the names of related principals and titles, if officers and directors;

In response to the Staff’s comment, the Company has revised the referenced organizational chart on pages 47 and 48 to clearly indicate the relationships among the VIE, the VIE’s subsidiaries, its private schools and learning centers.  The Company clarifies to the Staff that as indicated in the revised organizational chart, the Company had a total of 295 learning centers as of December 31, 2011, 113 of which were directly established and operated by the VIE’s subsidiaries, and the other 182 of which were directly established and operated by the 77 schools (these schools are in turn sponsored and established either directly by the VIE or by the VIE’s subsidiaries or one of its schools).

In addition, in response to the Staff’s request for the detailed information about its organizational structure, the Company has provided, as Exhibit A to this response letter, a list showing each of the VIE’s subsidiaries, schools and learning centers and their equity owners (for subsidiaries) or sponsors (for schools), as well as the legal representative of each of the subsidiaries and schools.  Due to the large number of the VIE’s subsidiaries, schools and learning centers and the insignificant role of each individual subsidiary, school and learning center to the Company’s revenue or other aspects of business as a whole, the Company respectfully submits to the Staff that it is not required under the Commission’s disclosure requirements for reporting companies, to include all the detailed information requested by the Staff in this comment — including holders of each entity, names of principals and their titles — in the Company’s annual report.  The Company also respectfully submits to the Staff that it believes that the information added to the revised organizational chart on pages 47 and 48 as noted above provides all the relevant material information the public investors need to know about the Company’s organizational structure and the relationships among its various consolidated entities, and that the detailed disclosure requested by the Staff in this bullet point would not add any further material information.

•                  Explain your designation of “48 subsidiaries and 81 training schools” and then, separately, “342 learning centers,” which does not appear to be consistent with your disclosure of “77 schools and 295 learning centers” in other parts of the disclosure;

The Company advises the Staff that the organizational chart on page 46 of the Company’s 2011 Form 20-F reflected the Company’s organizational structure as of

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March 31, 2012 (the most current information when the Company’s 2011 Form 20-F was filed) as indicated in the legend to the organizational chart and the immediately preceding paragraph.  The references to 77 schools and 295 learning centers throughout the Company’s 2011 Form 20-F and Proposed Amendment No. 1 reflect the information as of December 31, 2011, also as clearly indicated in each place such information is disclosed.

In response to the Staff’s comment, the Company has replaced its organizational chart on pages 47 and 48 with one that indicates the information as of December 31, 2011, and has included the numbers of subsidiaries, schools and learning centers updated up to June 30, 2012 in the paragraph that immediately follows the revised organizational chart on page 48.

•                  Names of the direct-equity-held subsidiaries of your VIE;

The Company advises the Staff that, as indicated by the revised organizational chart on pages 47 and 48, all 48 subsidiaries of the VIE are directly and wholly-owned by the VIE itself.  For the names of these subsidiaries, please refer to Exhibit A to this letter.

•                  Whether the subsidiaries are domestic PRC corporations with a equity corporate structure and the exact corporate designation of the schools;

As discussed in detail in the first paragraph under the risk factor “The learning centers of some of our subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks” on page 9, under the relevant PRC laws, regulations and administrative requirements, a company (like the VIE) may provide tutoring services in China through one of two routes:

Route 1                              In the capacity of a school sponsor, a company may apply for and obtain a school permit from the education authority to establish a private tutoring school as the first step; such school then establishes and operate learning centers to provide tutoring services.  In this route, the company establishes and operates learning centers through a school.

The Company advises the Staff that a school is not a corporate entity under the PRC law; therefore, a school does not have a “corporate designation.”

Route 2                              A company may also obtain approval from the local industry and commerce administration authorities to include the relevant services in the authorized scope of business as specified in its business licenses; then the company can establish and operate learning centers to provide tutoring

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services.  In this route, the company directly establishes and operates learning centers.

The Company advises the Staff that under the PRC law, a company can only engage in businesses within the approved business scope as set forth in its business license issued by the industry and commerce administration authorities.

The Company (through the VIE) has used both routes to establish and operate its learning centers.  As of December 31, 2011, the Company’s service network consisted of (i) 77 schools sponsored and established by the VIE or its subsidiaries under Route 1 discussed above, which schools then established and operated 182 learning centers, and (ii) 48 subsidiaries established by the VIE, which subsidiaries then established and operated 113 learning centers under Route 2 discussed above.

In response to the Staff’s comment, the Company has revised the organizational chart on pages 47 and 48 to clearly indicate the above information.

•                  The entities you refer to as “operating under the subsidiaries of [y]our VIE,” on page 13, including whether or not these are direct-equity-held subsidiaries of the subsidiaries of the VIE or something else;

As discussed above, all of its 295 learning centers as of December 31, 2011 were established and operated either by the VIE or its subsidiaries under Route 2 discussed above, or by the VIE’s private schools under Route 1 discussed above, which is reflected in the revised organizational chart on pages 47 and 48.  The Company has also revised the relevant disclosure on page 10 to add the above clarification in response to the Staff’s comment.

•                  The entirety of agreements between the VIE or any affiliate of the VIE and the schools, including any servicing contracts; and

The Company has included in the list in Exhibit A to this response letter the information on (i) the VIE’s subsidiaries and schools that have entered into the service agreements with the WFOE, and (ii) the VIE’s schools that are held by individuals on behalf of the VIE under the nominee agreements, each as discussed in the response to the first bullet point of Comment 1 above.  As discussed in the response to Comment 1 above, the Company has determined that these agreements are not material agreements.  Therefore, the Company respectfully submits to the Staff that these agreements do not need to be reflected in the revised organization chart on pages 47 and 48.

•                  The designation of your schools that operate under the PRC Private School Law as “requiring reasonable returns” (RRR) and “not requiring reasonable returns”

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(NRRR) and the implications for same on the right of the one who established each school pursuant to PRC laws, to economic rights of return of any profits, or not, and the tax status resulting from same.

As disclosed on page 15, among the VIE’s 77 schools as of December 31, 2011, only two were registered as schools that do not distribute reasonable returns (“NRRR schools”); the other 75 were registered as schools that distribute reasonable returns (“RRR schools”).

In response to the Staff’s comment, the Company has added the above information in the revised organizational chart on pages 47 and 48.  The names of each school and details of whether it is an RRR school or NRRR school have been included in Exhibit A to this letter.

The Company has also expanded the relevant disclosure under “Item 4.B. Business Overview — Regulations on Private Education — The Law for Promoting Private Education and the PE Implementation Rules” on pages 39 to 41 to provide the other discussion requested by the Staff in this comment and Comment 13 below, as the Company believes that section is more appropriate for the detailed discussion of the rights of school sponsors.  A cross reference to that section has been added to the risk factor captioned “Our VIE and its subsidiaries may be subject to significant limitations on their ability to distribute economic returns of the private tutoring schools or otherwise be materially and adversely affected by changes in PRC laws and regulations” on page 15, where the designation of RRR schools and NRRR schools first appears.

4.                                      We note your risk factor disclosure on pages 6 and 7 regarding the leases of property in which you conduct the business of your learning centers, but do not see such disclosure with respect the property of your 77 schools. Please advise as to the owner of the property in which the schools are operated and the land use designation for such properties.

The Company advises the Staff that, as disclosed on page 10 and discussed under the Company’s response to Comment 3 above, all of its learning centers were established and operated either by the VIE’s subsidiaries or by the VIE’s private schools.  As such, the information on the properties leased by the learning centers and the 431 leases discussed on pages 3 and 4 represented all properties leased by all subsidiaries and private schools of the VIE for the Company’s tutoring services as of December 31, 2011.  In response to the Staff’s comment, the Company has revised the referenced disclosure on page 3 to add the above clarification.

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Risk Factors, page 4

Risk Factors Relating to our Business and Industry, page 4

General

5.                                      Please revise your Risk Factors section to include a separate risk factor discussing the possession, security and control over the entirety of your corporate chops, seals or other controlling non-tangible assets and the listed legal representatives authorized to sign with the chops for applicable entity. Revise your disclosure to discuss which individuals hold these items and who maintains control over the use of any corporate chops in each instance. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

In response to the Staff’s comment, the Company has added a separate risk factor captioned “If we lose control over controlling non-tangible assets of our VIE and its subsidiaries and schools, including their chops, seals and business licenses or non-corporate entity registration certificates, our business and operations could be materially and adversely affected” on page 17.

6.                                      Please revise your Risk Factors section to include a separate risk factor discussing the potentially limited access by investors and other market participants to corporate records filed with PRC government entities such as SAIC. Include in your discussion what steps must be taken by individuals to gain access to these records, for example, seeking permission from you for SAIC to grant access to this information including, but not limited to, financial reports, shareholder changes and assets transfers.

In response to the Staff’s comment, the Company has added a risk factor captioned “Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies’ PRC entities filed with industry and commerce administration authorities in China. Loss of, or limit in, the access to such information may adversely affect overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline” on pages 20 and 21.

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We may not be able to adequately protect our intellectual property, and our..., page 10

7.                                      We note that you are “in the process” of applying to the Trademark Office of SAIC for the registration of certain trademarks and logos, and also for registering copyrights with respect to internally developed data in your educational resources database and course materials. Please revise your disclosure to explain more about what specific actions you have taken to complete the registration of this intellectual property, respectively, including an anticipated timeline to completion.

In response to the Staff’s comment, the Company has revised the referenced risk factor on page 7 and on page 69 under “Item 5.C. Research and Development, Patents and Licenses, etc.” to provide the requested disclosure.

We may be exposed to infringement claims by third parties, which claims..., page 11

8.                                      Please revise your disclosure to discuss in greater detail the nature of these potential infringement claims. For example, explain how this is tied to course curriculum or another aspect of your operations and business activities.

In response to the Staff’s comment, the Company has revised the referenced risk factor on pages 7 and 8 to provide the requested discussion.

Some of our learning centers may be deemed by government authorities to..., page 13

9.                                      We note that 108 of your learning centers do not have the requisite licenses to conduct their current operations. Please revise your disclosure to state with specificity the licenses required for each center, the law and article of same pursuant to which each license issued, and the name and level of the agency responsible for any such issuance, what percentage of revenues are attributable to each category of learning center potentially operating in violation of PRC law, i.e. the 61 learning centers that may be in compliance and the 47 learning centers that do not have any education related services in their authorized scope of business.

Additionally, we note your disclosure that it can take three to six months to obtain such permits or expand the relevant business scope. Please explain in greater detail how you are “in the process” of applying for the relevant licenses describing the specific steps you have taken and when.

In response to the Staff’s comment, the Company has revised the referenced risk factor on page 10 to add the requested discussion.

Certain shareholders of our VIE may have potential conflicts of interest, page 17

10.                               Please expand this risk factor to include the names and titles of your officers and directors who are shareholders in the VIE and discuss how their fiduciary duties to the

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listed company, Xueda Education Group, may conflict with these individuals’ respective roles in the VIE, including as majority shareholders and any officer and director or other leadership roles they have in the VIE, listing same. Discuss whether or not you have agreements in place to resolve conflicts of interest between the listed company and VIE and its operations.

Finally, disclose how the interests of the listed company officers and directors may not be aligned with the unaffiliated public security holders of the listed company due to these individuals’ holdings of the operational company and explain whether or not a separate fiduciary without these conflicts serves as the fiduciary of the public unaffiliated security holders of the listco. State whether or not this fiduciary is considered wholly independent of the company officers and directors with holdings at the VIE and its operations and the factors by which you have determined such fiduciary to be independent; include a discussion of factors that may contraindicate any such independence.

In response to the Staff’s comment, the Company has expanded the referenced risk factor on page 14 to add the requested discussion.

In response to the Staff’s request for a discussion on whether the Company has agreements in place to resolve conflicts of interest between the listed company and the VIE and its operations, the Company notes that as disclosed in the third paragraph of the referenced risk factor on page 17 of the Company’s 2011 Form 20-F (or page 14 of Amendment No. 17), “[c]urrently, [the Company does] not have existing arrangements to address such potential conflicts of interest between these individuals and our company.”  Therefore the Company advises the Staff that no revision was made in Amendment No. 1 in response to this part of the comment.

If our VIE or any of its subsidiaries becomes the subject of a bankruptcy or..., page 18

11.                               Please revise your disclosure to explain whether any of the contractual arrangements in place to secure your interest in your VIE address your control over whether the VIE or consolidated affiliated entities can enter into third-party liens or assign other rights to third-parties without your permission and approval. If so, point to specific provisions of the applicable agreement and discuss the rights and control of each party accordingly.

In response to the Staff’s comment, the Company has expanded the referenced risk factor on page 16 to add the requested explanation.

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Restrictions on currency exchange may limit our ability to receive and use our..., page 20

12.                               Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC, regarding Renminbi converted from foreign currency capital. Explain how these limitations may affect your ability to finance your PRC subsidiaries.

The Company advises the Staff that it has recently come to its attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website.  The Company has expanded the referenced risk factor on pages 22 and 23 and “Regulation on Foreign Exchange” on page 42 to add the requested discussion based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites.

The Law for Promoting Private Education and the Implementation Rules..., page 38

13.                               We note your reference to the RRR private school designation. Please review the same information, including the operational and residual rights of economic return you have for those two schools.

In response to Staff’s comment, the Company has included the requested disclosure in the expanded disclosure on pages 40 and 41.

14.                               Expand your disclosure in this section to address the structure of these schools, including whether they have equity that you hold, when you reference your control in your discussion of the differences between sponsorship and ownership.

In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 39 and 40.

15.                               We note your disclosure that there are no relevant laws and regulations addressing the distribution of residual properties upon termination and liquidation of a private school for the RRR designation. Please provide us with your analysis, including all relevant support and authority, as to what, in practice, is done with the residual properties upon termination and liquidation of the school and whether the sponsor retains these assets or the assets go to the benefit of the PRC.

The Company advises the Staff that the requested analysis is based on the advice of its PRC counsel, Commerce & Finance Law Offices.  As an initial matter, neither the Company nor its PRC counsel has dealt with any actual termination and liquidation of a private school, or distribution of residual properties upon termination or liquidation of a private school.  Neither of the Company nor its PRC counsel is otherwise aware of any actual cases of residual property distribution by any private schools in China.  Accordingly, the analysis by the Company and its PRC counsel is not based on any legal or factual precedents.  Rather, the Company and its PRC counsel have analyzed the relevant statutes and regulations as follows:

Article 59 of the PRC Law for Promoting Private Education provides that upon termination and liquidation of a private school, its properties shall be distributed in the following order: (1) refunding tuition, incidental expenses and other fees received from students; (2) paying outstanding salaries of faculty and staff and outstanding social insurance, if any; and (3) repaying other debts; afterwards, the residual properties shall be

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distributed in accordance with relevant laws and regulations.  However, as disclosed on page 39, to date, there have been no relevant national laws and regulations addressing the distribution of residual properties upon termination and liquidation of a private school.

In this regard, the Company relied on the Interpretation of the Law for Promoting Private Education, which was issued by the Law Committee of the Standing Committee of the National People’s Congress of PRC and provides the following interpretation for Article 59 of the Law for Promoting Private Education:

“As private schools’ properties come from various sources, the distribution of the residual properties shall be conducted taking into consideration specific circumstances of each private school.  The basic principles of distribution are: (1) properties of a private school funded by the government shall be used for supporting the private education industry by the original governmental approval authorities of the private school after its termination and liquidation; (2) properties of a private school funded by donated funds shall be used for supporting the private education industry by the original governmental approval authorities of the private school in accordance with the Law of Public Welfare and Charitable Donation of PRC after its termination and liquidation; and (3) properties of a private school funded by its sponsors and not with donated funds shall be returned to the sponsors in accordance with the general civil law principles.”  (Emphasis added)

The Company and its PRC counsel note that the above interpretation does not make a distinction between an RRR school and an NRRR school when providing the interpretative guidelines for the distribution of residual properties under Article 59 of the Law for Promoting Private Education.

The Partnership Enterprise Law and the Company Law are the two components of the civil law in the PRC which the Company believes are the most relevant to its analysis of the third principle provided by the above interpretation.  The provisions under these laws relating to the distribution of residual properties are as follows:

(i)                                     Article 89 of the Partnership Enterprise Law provides that the residual properties of a partnership enterprise shall be distributed in accordance with the principle of profit distribution under Article 33 of the Partnership Enterprise Law, which provides that profits shall be distributed in proportion to the actual capital contributions made by the partners in the absence of other agreement among the partners.  If the proportion to the actual capital contribution cannot be determined, the profits shall be distributed equally among the partners.

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(ii)                                  Article 187 of the Company Law provides that the residual properties of a limited liability company shall be distributed in proportion to the capital contributions of the shareholders, or, in the case of a joint stock limited company, distributed in proportion to the stock held by the shareholders.

The Company advises the Staff that all of the VIE’s 77 schools were wholly funded by the VIE (or its wholly-owned subsidiaries, as the case may be) without any government or donated funds.

By analogy, the Company and its PRC counsel believe that the principles under the Partnership Enterprise Law and the Company Law as discussed above both support a conclusion that the residual properties of a private school solely funded by private sponsors without any government or donated funds should be distributed to its sponsors.  The Company and its PRC counsel believe that this conclusion is also in line with the legislative intent of the Law for Promoting Private Education, and reflects the PRC government’s policy of encouraging private investment in the private education sector in China.

In addition, although no national laws or regulations have been promulgated to address the distribution of residual properties upon termination and liquidation of a private school, Hebei province and the cities of Chongqing and Nanning in China have adopted local regulations which provide that the residual properties should be distributed to the sponsors of a school solely funded by such sponsors.  The Company and its PRC counsel believe that these local regulations provide further support for the conclusion discussed above.

Organizational Structure, page 45

16.                               Refer to the various agreements described on page 47. Please expand the discussion to include the amounts outstanding as of December 31, 2010 in addition to the amount outstanding as of December 31, 2011.

In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 49 to add the requested information.

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17.                               Refer to your discussion of the equity purchase agreement on page 47. We note that this agreement states that the shares will be purchased “when and to the extent that then applicable PRC law permits” and that the purchase price will be “the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.” We also note on page 48 that you will purchase the stock “at a time we determine suitable.” Please expand the disclosure to explain the reasons why you have not purchased the stock to date; including any impact of not exercising this right at the time permitted may have on your future rights under the agreement. Please also expand the disclosure in Note 1 on page F-12 accordingly.

In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 49 to add the explanation set forth below.  The Company plans to expand Note 1 to its consolidated financial statements to add the same explanation to the end of the paragraph under “Exclusive purchase right agreement on the equity interest of Xueda Information” (which is on page F-12 of the Company’s 2011 Form 20-F) in its future filings.

“Currently, PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China. However, as there remain uncertainties as to whether Xuecheng Century, a wholly foreign owned enterprise under the PRC law, could obtain the requisite licenses and permits to provide tutoring services, Xuecheng Century does not expect to exercise this purchase right in the foreseeable future. Even if these uncertainties no longer exist in the future, before Xuecheng Century determines whether and when to exercise this purchase right, Xuecheng Century will also consider all relevant factors including the needs of its business operations and the regulatory environment, and will exercise such purchase right in the manner set forth in this agreement and in accordance with applicable PRC laws and regulations. Xuecheng Century does not believe that its right to exercise this purchase right will be affected as a result of such uncertainties as this agreement will remain in force until Xuecheng Century or its designated party purchases all of Xueda Information’s equity interests from shareholders of Xueda Information.”

Organizational Structure, page 47

18.                               Please provide us with your analysis, including reference to all relevant PRC rules, regulations, circulars and governing agencies, of the tax implications of recognizing, but not paying, the $30.2 million in service fees recognized by Xuecheng Century.

The Company advises the Staff that Xuecheng Century’s principal business is to provide services to Xueda Information under the Exclusive Service Agreement. Xuecheng Century’s business activities are subject to two primary categories of taxes in the PRC as discussed below and on page 57:

(1)                                  Business tax: Article 1 of the PRC Interim Regulations on Business Tax (effective on January 1, 1994, as amended on January 1, 2009) provides that all entities and individuals who engage in the provision of services as prescribed therein, transfer of intangible assets or sale of real properties in the PRC shall pay business tax.  According to the Business Tax Schedule annexed to the Interim Regulations on Business Tax, Xuecheng Century is subject to business tax at a rate of 5% on the services fees it recognizes from the services it provides to Xueda Information under the Exclusive Service Agreement.

(2)                                  Enterprise income tax: Pursuant to Article 4 of the PRC Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.  However, Xuecheng Century is subject to a preferential enterprise income tax rate, not the typical 25% enterprise income tax.  Under the Notice on Several Preferential Policies for Enterprise Income Tax issued by the Ministry of Finance and the State Administration of Taxation in 2008, an enterprise that qualifies as a “software enterprise” may enjoy preferential tax benefits.  Xuecheng Century was certified as a “software enterprise” for tax purposes in April 2010 and as a result is eligible

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for a two-year exemption of income tax for 2010 and 2011, followed by a 12.5% income tax rate for the next three years, as disclosed on page 57.

As to when these taxes are to be paid, Article 9 of the Regulation on the Implementation of the Enterprise Income Tax Law provides that taxes payable by an enterprise shall be calculated using the accrual method of accounting.  Under this rule, taxes on the income recognized in a period shall be payable in the same period, even if such income is not received in such period.  Accordingly, the applicable taxes on the US$30.2 million service fees recognized by Xuecheng Century in 2011, although not received by Xuecheng Century, would be payable in 2011.  However, due to the exemption explained above, Xuecheng Century did not owe any income tax on the $30.2 million service fees it recognized in 2011.

As of December 31, 2011, as required by the rules and regulations discussed above, Xuecheng Century had accrued $1.7 million in business tax expense and other related surcharges in relation to the service fees recognized during 2011, of which $1.5 million was paid in 2011 and the remaining amount was paid in 2012.  As Xuecheng Century is eligible for a two-year exemption of income tax for 2010 and 2011 as discussed above, no income tax was required to be paid on the services fees Xuecheng Century recognized for these two years.

Pledge Agreement, page 47

19.                               Please disclose the value the registered pledge secures.

The Company advises the Staff that as provided under Section 2.1 of the Amended and Restated Pledge Agreement (the “Pledge Agreement”), the shareholders of the VIE have pledged all their equity interest in the VIE to the WFOE to secure the collection of the consulting service fees by the WFOE under the Exclusive Service Agreement (emphasis added).  As the Exclusive Service Agreement has a term of ten years which will be automatically extended under Section 6 thereof, the Company does not believes that the total amount of service fees that the WFOE can collect during the term of that agreement is reasonably determinable.  Therefore, the Company respectfully submits to the Staff that it believes that the disclosure of any such amount will not be helpful to the public investors and can even be misleading.

As background information, under the PRC Property Rights Law, any pledged equity interest must be registered before it can be perfected.  In registering a pledge with the local industry and commerce administration authority, only the pro-rata face value of the registered capital represented by such pledged equity interest is recorded.  (Exhibit B is the English translation of one of the Notices of Registration and Creation of Pledge over Equity Interest issued by the local industry and commerce administration authority in Beijing to a shareholder of the VIE notifying the details of the pledge registered.)  When registering the pledge, the local industry and commerce administration authorities normally also require that a dollar amount be assigned to the interest the pledge secures for administrative reasons, even if the value of the secured interest is not reasonably determinable; however, the authorities do not record such amount in the Notice of Registration and Creation of Pledge over Equity Interest.  Often times such dollar amount assigned at the request of the local industry and commerce administration authorities would be the face value of the registered capital as discussed above for lack of a readily available and more accurate alternative, and as such, does not represent the true value of the pledged equity interest, nor does it represent the interest the registered pledge purports to secure.  In the case of the pledges registered by the shareholders of the Company’s VIE, the total dollar amount assigned to the secured equity interests at the request of the local industry and commerce administration authority was RMB14.0 million, representing the face value of the VIE’s total registered capital; however, the Company does not believe this amount should be construed as the value secured by the registered pledges.

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Operating and Financial Review and Prospects, page 48

20.                               We note your reference to your 295 learning centers, please disclose the number and purpose of the schools you separately reference in other parts of your disclosure and your operation of the two distinctly designated categories, how they relate to, rely upon and work with each other.

The Company refers to its response to the fourth bullet point of Comment 3 above.  As discussed in that response and disclosed on page 10, all the Company’s tutoring service business is conducted through its learning centers.  As of December 31, 2011, the Company had a total of 295 learning centers.  113 of these learning centers were established and operated by the VIE’s subsidiaries, and the other 182 learning centers were established and operated by the schools sponsored and established by the VIE or the VIE's subsidiaries.  These schools do not conduct any business other than through the 182 learning centers.  In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 10, 50 and 51 to add the above clarification.

21.                               We note your statement that you “organically” built your 295 learning centers. Please tell us what individual or legal entity was the sponsor for each of these centers and additionally, schools.

The Company refers to its response to Comment 3 above and Exhibit A to this response letter (which includes the names of the legal entities or individuals that are the sponsors of each of the VIE’s schools).

22.                               Refer to your discussion of “unrestricted access to optional, free Q&A sessions in study rooms” on page 33. Please expand MD&A to discuss how you account for the costs related to these study sessions and how these study sessions impact your calculations of course hours and revenue recognition, if at all. If you incorporate these services into your revenue recognition, please tell us your basis for doing so.

The Company advises the Staff that, for the periods covered in the Company’s 2011 Form 20-F, (i) the costs relating to unrestricted access to optional, free Q&A sessions were accounted for as part of the teaching staff cost, which was a component of the Company’s cost of revenue, (ii) no course hours for these referenced activities were included in the calculation of the total course hours delivered, and (iii) these activities were provided to students free of charge

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over their contract periods and therefore did not change the timing of revenue recognition for the entire revenue generated from tutoring contracts.  In response to the Staff’s comment, the Company has added the above explanation under “Delivery of supporting services” on page 33 and under “Cost of revenue” on pages 55 and 56.

23.                               Refer to your discussion of the proportions of learning centers at various development stages on page 51. We note on page 52 that you expect to decrease the average lease space per learning center starting from 2012 but that on page 53 you expect the learning centers to improve their revenue generating capacity. Please expand the discussion to explain how the smaller sized learning centers will impact your revenue potential for each center, explaining how space relates to revenue capacity in your operations.

The Company wishes to note that on page 53 of the Company’s 2011 Form 20-F, the Company stated that it expected that an increasing number of learning centers would become mature and would improve their revenue generating “capability.”  By “revenue generating capability,” the Company meant the ability to utilize a learning centers’ “capacity” for revenue generating.  As discussed below and on page 54, a mature learning center has a higher revenue-generating capability than a learning center at its early stage of development.

The Company believes that, the average hourly course fee aside, a learning center’s revenue-generating capacity depends on the maximum course hours that can possibly be delivered at such learning center in a given period, which in turn is a function of (i) the space/size of such learning center, which translates into the maximum student space (i.e., the number of students that can be housed at a time); and (ii) the maximum number of course hours that can be scheduled for each student space in such period.  Although by improving the learning center’s course scheduling capability and increase the number of course hours delivered for each student space, it is possible to increase the revenue-generating capacity, the Company believes that a learning center’s revenue-generating capacity is largely determined by its space/size, which is not affected by the development stage of such learning center.  At a learning center’s early development stage when its operation is not fully ramped up yet, the learning center’s utilization of its revenue-generating capacity is low — in other words, its revenue generating “capability” is low.  As such learning center becomes mature, its revenue-generating capability (i.e., the utilization of its revenue-generating capacity) increases.

In addition, the Company notes that the Staff may be under an impression that the Company started cutting the size of all its learning centers in 2012.  The Company wishes to clarify that, although the new learning centers the Company opened in 2012 have a smaller average size compared to the average size of its learning centers that were opened in prior years, the Company did not and has no plan to decrease the average size of the previously opened learning centers.  The smaller average size of the new learning centers opened in

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2012 is due to the fact that most of the 2012 learning centers are added to markets where the Company has already established a presence, in order to meet the market demand not yet fully satisfied by the Company’s existing learning centers in those markets.  The average size of learning centers to be opened in future periods will depend on the needs of the Company’s future business operations.  Regardless of the average size of new learning centers, the Company plans on expanding its overall revenue generating capacity by continuously opening new learning centers.

In response to the Staff’s comment, the Company has expanded the disclosure on the proportions of learning centers at various development stages on page 54 to add the above discussion.  For the avoidance of confusion, the Company has also revised the referenced disclosure on page 56 to replace “revenue generating capability” with “utilization of revenue generating capacity” as discussed above.

24.                               Refer to your discussion of cost of revenue on page 54. We note that you expect your cost of revenue to decrease over time as a percentage of net revenue. We also note on page 59 that you assume that your revenue growth rate would start declining gradually. Please expand the discussion of revenues and cost of revenues beginning on page 64 to integrate how this expectation will impact your future growth trend in revenues, as it seems that if a larger proportion of your centers are mature, your revenue growth will then experience slower growth.

In response to the Staff’s comment, the Company has expanded the disclosure relating to cost of revenue on page 56, where the Company believes is more appropriate for the requested discussion.

25.                               Refer to your discussion of net revenue for 2011 on page 64. Please expand the discussion to explain why the resignation of education consultants triggered a slowing of growth. Explain how the education consultants impact the identification of new students, whether refunds requested for unused services increased as these consultants resigned and whether you intend to enforce any agreements for consultants not to compete with your business, if you have such agreements. If you do not have non-compete agreements with your employees and education consultants, please clarify this vulnerability in the Risk Factors and also in your discussion of operations.

In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 65 to add the requested discussion.  In addition, the Company has expanded the risk factor captioned “We may not be able to continue to attract and retain qualified service professionals. As a result, we may not be able to maintain consistent service quality throughout our service network, and our brand, business and results of operations may be materially and adversely affected” on pages 1 and 2 to discuss the non-competition arrangement with the Company’s employees (including education consultants).

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26.                               We note on page 65 that selling expenses increased by 60.3% while revenues increased by only 43.9%. Please expand the discussion to explain the reasons that it is costing more to generate incremental revenues and whether this change is due to market saturation by your learning centers or competition by other entities or former education consultants starting their own tutoring businesses.

In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 66 to add the requested discussion.

27.                               Refer to the discussion of income tax expenses on page 65. Please expand the discussion to clarify the reason for the transfer of operations to training schools by the VIE. Please expand the disclosure in Note 10 on page F-32 accordingly.

In response to the Staff’s comment, the Company has expanded the risk factor captioned “The learning centers of some of our subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks” on pages 9 to 11, where the Company believes is more appropriate for the requested discussion.  The Company has added a cross reference to that risk factor in the above referenced disclosure on page 67 to clarify the reason for such transfer.  In response to this comment from the Staff, the Company also plans to expand the last sentence of the paragraph that immediately follows the table in Note 10 to its consolidated financial statement on page F-31 of the Company’s 2011 Form 20-F as follows in its future filings (the proposed addition is presented in italicized text):

“The related deferred tax assets were not considered realizable in future years because the business held by these subsidiaries wwas transferred to private schools in an effort to be in full compliance with approved business scope and they are not expected to generate taxable PRC statutory income.”

28.                               Also, please provide a discussion of income taxes at the registrant level in addition to the VIE level.

The Company advises the Staff that income taxes payable at the registrant level would include income taxes payable by the following entities:

(i)                                     Xueda Education Group — as Xueda Education Group is a tax-exempt company incorporated in the Cayman Islands, it did not pay any income taxes in the Cayman Islands in the reported periods;

(ii)                                  China Xueda Corporation Limited (Hong Kong) (“Xueda Hong Kong”), which is subject to a corporate income tax of 16.5% on the profits derived from its Hong Kong operations — as Xueda Hong Kong did not have any operations in Hong Kong, it did not pay any income tax in Hong Kong in the reported periods;

(iii)                               the WFOE — as the WFOE was certified as a software enterprise in April 2010 and as a result is eligible for a two-year exemption of income tax in 2010 and 2011 (see the response to Comment 18 above), it did not pay any income tax in either year in the PRC; and

(iv)                              the VIE and its subsidiaries and schools — as the other entities discussed above were not subject to or did not pay any income tax, the Company’s income tax expenses at the registrant level represented the income tax expenses incurred by the VIE and its subsidiaries and schools in China in the reported periods.

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In response to the Staff’s comment, the Company has added the above discussion to the referenced disclosure on pages 66 to 68.

B. Related Party Transactions, page 81

Contractual arrangements relating to Certain Affiliated Entities, page 81

29.                               In the last paragraph under this heading, you state that you extended loans to Shanghai Xue Network Technology Co., Ltd., a company majority owned by Mr. Xin Jin, your CEO. Please revise your disclosure to discuss the purpose of this loan and whether you intend to continue to make loans from the company to personal entities of your executive officers or directors.

In response to the Staff’s comment, the Company has revised the referenced disclosure to add the requested discussion on pages 70 and 71.

Financial Statements

Consolidated Balance Sheets, page F-3

Note 1 — Organization and Principal Activities, page F-8

30.                               Please describe how the VIE structure was initially capitalized and confirm whether any subsequent cash infusions or distributions have been made and how that decision was made. Describe the ownership and involvement of the original equity owners of Xueda Technology after the creation of the VIE structure.

The Company advises the Staff that in July 2009, the shareholders of the VIE contributed a registered capital of RMB10 million and established the VIE to carry on the business of Xueda Education Technology (Beijing) Co., Ltd. (“Xueda Technology”, which was the Company’s former operating entity in China prior to the restructuring described on pages 29 and 30 under “Item 4.A. History and Development of the Company”).  Subsequently, to fund the establishment and operations of an increasing number of subsidiaries and schools, the shareholders of the VIE contributed another RMB4 million to the registered capital of the VIE in December 2010.

The above RMB14.0 million of contributions to the VIE’s registered capital was provided by Xueda Technology through its loans to the VIE’s shareholders, or the borrowers.  The borrowers were not required to pay any interest on the loans.  The term of each loan is ten years and can be extended by mutual agreement.  These loans were transferred by Xueda Technology to the WFOE in June 2010.  These loans can be repaid only through the transfer of each borrower’s equity interest in the VIE to the WFOE or to the WFOE’s designee upon the WFOE’s exercise of its purchase right under the Exclusive Purchase Right Contract.  The loans were eliminated with the capital of the VIE upon consolidation.

The total capital contributions and the equity structure of the VIE upon the completion of the subsequent capital contribution in December 2010 were as follows:

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Beneficial owners	Total Contribution to Registered Capital	Percentage of ownership in ordinary share interest
		%
Xin Jin	3,786	27.0
Rubin Li	3,288	23.5
Junhong Piao(1)	2,805	20.0
Jinbo Yao	2,192	15.7
Yafei Wang(2)	492	3.5
Junbo Song(2)	422	3.0
Changyong Zhu	399	2.9
Chaoming Chai(2)	317	2.3
Qiang Deng	299	2.1
Total	14,000	100.0

(1)          Designated party of CDH Xueda Education, a shareholder of Xueda Technology.

(2)          Shareholders of Century Hui Ce, a shareholder of Xueda Technology.

Upon completion of the capital contributions to the VIE in July 2009 and December 2010, all of the original individual shareholders of Xueda Technology became shareholders of the VIE as follows: (i) Rubin Li, Xin Jin, Jinbo Yao, Changyong Zhu and Qiang Deng, on behalf of their own interests, (ii) Yafei Wang, Chaoming Chai and Junbo Song, as shareholders designated by Century Hui Ce, one of the original shareholders of Xueda Technology, and (iii) Junhong Piao, as a shareholder designated by CDH Xueda Education, another original shareholder of Xueda Technology.

31.                               Please describe the purpose, design and overall economics of Xueda Information (the “VIE”), including addressing what risks it was designed to pass along as well as the overall strategy for distributing returns of the VIE and or funding losses of the VIE.

Purpose of the VIE

As discussed on pages 29 and 30, the VIE was established to address and preempt the following compliance issues: (i) the compliance issues resulting from the uncertainties concerning whether a foreign-invested enterprise (such as Xueda Technology and Xuecheng Century) may obtain all required licenses and permits to provide private tutoring services in China, and (ii) the potential compliance issues relating to possible expansion into business areas in which foreign ownership and investment are expressly restricted, such as online education services.

Before the VIE was established, the Company’s private tutoring business was conducted through Xueda Technology.  As a Sino-foreign equity joint venture company, Xueda Technology was not able to obtain all required licenses and permits to conduct the private tutoring business, as discussed in detail on pages 29 and 30.  It had also become increasingly uncertain whether Xueda Technology could address the then existing compliance issues or obtain the requisite licenses and permits in new geographic areas.  In addition, Xueda

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Technology would not be able to conduct businesses in related industries where foreign ownership and investment are expressly restricted, such as online education services.

As a result, the VIE, a PRC domestic company without any foreign investment, was established in July 2009 to conduct the private tutoring business of the Company.  Starting from November 2009, the VIE and its subsidiaries and schools began to assume substantially all of Xueda Technology’s business, assets and personnel.  The VIE is also eligible to conduct businesses in areas which foreign ownership and investment are expressly restricted.

Design of the VIE Structure

The VIE structure is designed so that the VIE conducts the Company’s private tutoring business with the Company (through the WFOE) entering into a series of contractual arrangements with the VIE and its shareholders, through which the Company has the contractual right to exercise effective control over the VIE and to receive substantially all of the economic benefits derived from its business operations.

Economic Returns of the VIE

The VIE conducts all of the Company’s private tutoring business in China.  Under the Exclusive Service Agreement, the WFOE, as the VIE’s exclusive service provider, provides technology consulting and management services to the VIE.  By design, the service fees paid by the VIE to the WFOE have been and are expected to remain substantially all of the net income of the VIE before such service fees and income tax expenses, thereby enabling the Company to receive substantially all of the economic benefits of the VIE.

Risks Passed along by the VIE

As discussed above, the design of the VIE structure is such that the Company conducts all its private tutoring business through the VIE.  Accordingly, the Company is subject to all the risks faced by the VIE in operating the private tutoring business, as discussed in “Item 3.D. Risk Factors — Risk Factors Relating to Our Business and Industry” starting on page 1.  As the VIE has paid and expects to pay service fees to the WFOE that are substantially all its net income before such service fees and income tax expenses, the VIE passes along risks discussed in the Risk Factors section to the WFOE.

Distribution of the VIE’s Returns

Similarly, through the service fees paid by the VIE to the WFOE that have been and are expected to remain substantially all of the VIE’s net income before such fees and income tax expenses, the VIE has transferred and is expected to continue to transfer substantially all of its actual and expected economic returns to the WFOE.

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Fund the VIE’s Losses

There are no contractual or implicit arrangements that specify that the Company, the WFOE or the nominee shareholders are obligated to fund the VIE’s losses (if any).  However, if such losses were to occur, the WFOE may (i) provide grace periods for the payment of service fees by the VIE to the WFOE, and/or (ii) use the service fees received from the VIE to provide loans to the VIE (in the form of bank entrusted loans) that the WFOE can choose to forgive at any time.

32.                               Please list and describe to us the activities that most significantly impact the economic performance of your VIEs. In your response, tell us how you considered the following activities:

•                  Developing content of tutoring services;

•                  Hiring and conducting performance evaluations of teachers/service providers;

•                  Managing student enrolments;

•                  Marketing and recruiting students;

•                  Establishing pricing for services and products offered;

•                  Policy over payment of cash from the VIE; and

•                  Control over the chops.

The Company advises the Staff that, with the exception of control of chops, all of the above listed items are activities that most significantly impact the economic performance of the Company’s VIE.  In addition, the Company believes that (i) cash collection and expenditure management and (ii) business expansion to new geographic areas and in existing markets are another two activities that also have significant impact on the VIE’s economic performance.

With regard to the control of chops and seals, the Company notes that, as discussed in the newly added risk factor captioned “If we lose control over controlling non-tangible assets of our VIE and its subsidiaries, including their chops, seals and business licenses or non-corporate entity registration certificates, our business and operations could be materially and adversely affected” on page 17, the loss of control over the various corporate chops and seals may adversely affect the Company’s business and operations.  However, controlling chops and seals is not as closely related to the VIE’s activities that create economic benefits as the other activities listed above.  The Company does not view control of chops and seals as an activity that most significantly impact the VIE’s economic performance.

To sum up, the activities which the Company believes most significantly impact the economic performance of the VIE include:

(1)                Developing content of tutoring services;

(2)                Hiring and conducting performance evaluations of teachers/service providers;

(3)                Managing student enrolments;

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(4)                Marketing and recruiting students;

(5)                Cash collection and expenditure management;

(6)                Business expansion to new geographic areas and in existing markets;

(7)                Establishing pricing for services and products offered; and

(8)                Policy over payment of cash from the VIE.

33.                               For each of the activities that most significantly impact the economic performance of your VIEs that you identified in the response to the comment above, please identify who makes the significant decisions involving those activities (e.g., managers or board of directors) and therefore who has power over each individual activity. Please clearly describe and distinguish between any contractual rights that convey power over each individual activity, as well as power that is being exercised in practice by providing examples. In instances in which you believe that there are contractual rights that convey power, please specify the language in the contract that conveys that specific power and when those contractual rights became effective. To the extent such decisions involving each of the significant activities identified are made by the board of directors; provide us with board minutes or other evidence from the year-ended December 31, 2011.

Before providing the discussion on specific activities requested by the Staff in this comment, the Company wishes to note that the Company (through the WFOE) controls all significant decisions of the VIE and its subsidiaries and schools through its control over the board of directors and management teams of the VIE and its subsidiaries and schools as discussed below, which serves as a basis for the WFOE’s control over the significant decisions of all aspects of the VIE’s significant activities identified in the table below.  More specifically:

•                  Under the VIE’s articles of association, the VIE’s board of directors has the authority to approve business and investment plans, adopt annual budgets, prepare profit distribution plans, determine the establishment of internal departments and functions, determine the appointment, dismissal and compensation of the VIE’s chief executive officer, approve the appointment, dismissal of the VIE’s other senior management team members and chief financial officer based on the chief executive officer’s recommendation and determine their compensation, adopt basic administrative systems and policies, etc.; the VIE’s senior management team reports to the board of directors and has the authority to lead the business operations, implement the decisions and plans adopted by the board of directors, and determine the appointment and dismissal of the other managers, etc.  Paragraph 2 of the Powers of Attorney provides that the WFOE has the power to “nominate and appoint the legal representative, the chairperson of the board of directors, directors, executive directors, supervisors, general managers and other senior management of the VIE.”  With this power granted by each of the VIE’s shareholders under the Powers of Attorney, the WFOE (through its senior management team) makes all decisions regarding the appointment, removal, evaluation and compensation of the directors, legal representative and other senior management team members of the VIE.  In addition, under Section 1.1 of the Exclusive Purchase Right Contract, each of the VIE’s shareholders irrevocably granted the WFOE an exclusive right to acquire, at any time, for its own account or through one or more designated persons, from these VIE shareholders all or part of the equity interest in the VIE.  This provision enables the WFOE to unilaterally appoint one or more PRC individuals or entities as nominee shareholders of its choice to replace the existing shareholders of the VIE at any time.  Through the control of the VIE’s shareholders, the WFOE also has the power to determine or change the composition of the VIE’s board of directors and management team in a manner similar to the power granted to the WFOE under the Powers of Attorney discussed

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above.  Through its control over of the VIE’s management team, the WFOE also controls the senior management teams (including the appointment, removal, evaluation and compensation of the legal representative and general manager) of the VIE’s subsidiaries and schools.  These decision-making powers enable the WFOE to effectively control significant decisions regarding business operations (including important policies, budgeting and staffing control) of the VIE, its subsidiaries and schools.

•                  The control over the management teams of the VIE and its subsidiaries and schools as discussed above also enables the WFOE (through its finance and accounting department) to make all decisions regarding the hiring, evaluation and compensation of the finance and accounting staff members of the VIE’s subsidiaries and schools.  This decision-making power enables the WFOE to directly control the finance and accounting departments of the VIE’s subsidiaries and schools.

The Company provides its response to each of the points raised in this comment in the table below.  In instances where the activities that affect the VIE’s economic performance are controlled by the WFOE, a detailed explanation is provided; however, no explanation is provided if the relevant activities are controlled by the VIE or its local management teams.

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Significant Activity	Party/Entity Making Significant Decisions	Is Decision-making Power A Contractual Right? If yes, time of effectiveness of contractual rights.	OR	Is Decision-marking Power Exercised in Practice (i.e., without Contractual Right)?

1. Developing content of tutoring services

•   Decisions regarding curriculum design, overall structure of course content and maintenance of standardized course resource database are made by the management of the WFOE as follows: (i) initiatives or changes that require significant capital or human investment are made directly by the senior management team of the WFOE; (ii) decisions of other initiatives and changes are made by the managers of the WFOE’s service management, content research and product development departments.

•   Yes. This decision-making power is derived from the WFOE’s power to control the VIE’s board of directors and management team under paragraph 2 of the Powers of Attorney, which provides that the WFOE has the power to “nominate and appoint the legal representative, the chairperson of the board of directors, directors, executive directors, supervisors, general managers and other senior management of the VIE.”

This contractual right became effective when the Powers of Attorney were executed on August 28, 2009.

• Yes. In practice, these decisions have historically been controlled and made by the WFOE for the VIE.

•   Decisions regarding the implementation of the policies adopted by the WFOE regarding curriculum (including content localization) are made by the management teams of the VIE’s local subsidiaries and schools.

2. Hiring and conducting performance evaluations of teachers/ service providers

•   Decisions regarding headcount control and optimization, as well as the relevant budgeting are made by the managers of the WFOE’s human resources department who report to the WFOE’s senior management team.

•   Yes.  This decision-making power is derived from the WFOE’s power to control the VIE’s board of directors and management team under paragraph 2 of the Powers of Attorney.  See other details in Item 1 above.

• Yes. In practice, these decisions have historically been controlled and made by the WFOE for the VIE.

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In addition, this decision-making power is derived from the WFOE’s exclusive right to provide “other technology services and management consulting according to the business needs of [the VIE], such as consulting and services related to cost control, risk management and market analysis” under paragraph 5, Schedule 1 of the Exclusive Service Agreement.

This contractual right became effective when the Exclusive Service Agreement was initially entered into on August 28, 2009 (which was amended and restated on July 28, 2010).

• Decisions regarding the implementation of the hiring policies adopted by the WFOE (including specific hiring decisions) are made by the management teams of the VIE’s local subsidiaries and schools.

3. Managing student enrollments

•   Decisions regarding student enrollment and retention policies, systems and staffing for the management of student enrollments, as well as the related budgeting are made by the managers of the WFOE’s service management and consulting management department who report to the WFOE’s senior management team.

•   Yes. This decision-making power is derived from the WFOE’s power to control the VIE’s board of directors and management team under paragraph 2 of the Powers of Attorney. See other details in Item 1 above.

• Yes. In practice, these decisions have historically been controlled and made by the WFOE for the VIE.

•   Decisions regarding the implementation of the student enrollment and retention policies adopted by the WFOE (including specific decisions regarding the management of student enrolments and retention at the VIE’s

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subsidiaries and schools) are made by the management teams of the VIE’s local subsidiaries and schools.

4. Marketing and recruiting students

•   Decisions regarding nationwide branding, marketing and recruiting strategies and budgeting are made by the managers of the WFOE’s marketing and consulting management departments who report to the WFOE’s senior management team.

•   Yes.  This decision-making power is derived from the WFOE’s power to control the VIE’s board of directors and management team under paragraph 2 of the Powers of Attorney.  See other details in Item 1 above.

In addition, this decision-making power is derived from the WFOE’s exclusive right to provide the services listed under paragraph 5, Schedule 1 of the Exclusive Service Agreement.  See other details in Item 2 above.

Yes. In practice, these decisions have historically been controlled and made by the WFOE for the VIE.

•   Decisions regarding the implementation of the nation-wide policies adopted by the WFOE (including advertising and student recruitment in local areas) are made by the management teams of the VIE’s local subsidiaries and schools within the budget adopted by the WFOE.

5. Cash Collection and expenditure management

•   Approximately 70% of the total course fees in 2011 was paid by credit cards or debit cards, which was then deposited in the VIE’s bank account. In addition, the WFOE requires the VIE’s subsidiaries and schools to transfer the cash balances they maintain at their respective bank accounts to the VIE’s account from time to time. This VIE bank account is under the WFOE’s full control through its control of the VIE’s management team and the finance and accounting department. Decisions regarding the cash collected are made by the WFOE’s finance and accounting department who report to the WFOE’s senior management team. These decisions cover activities such as payment of compensation for all of the

•   Yes. This decision-making power is derived from the WFOE’s power to control the VIE’s board of directors and management team under paragraph 2 of the Powers of Attorney. See other details in Item 1 above. See other details in Item 1 above.

• Yes. In practice, these decisions have historically been controlled and made by the WFOE for the VIE.

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teaching staff and other staff of the VIE and its subsidiaries and schools; disbursement of selling and marketing expenses under the national marketing and branding strategies adopted by the WFOE; payment of the other costs and expenses for the VIE and its subsidiaries and schools based on their needs.

•   Decisions regarding the specific use of the minimal cash balances the WFOE permits the VIE’s subsidiaries and schools to maintain are made by the management teams of the VIE’s local subsidiaries and schools.

6. Business expansion to new geographic areas and in existing markets

•   Final decisions regarding expansion to new geographic areas or in existing markets, significant decisions regarding site selection for new learning centers, engagement of contractors, construction and facility standardization and the relevant budget control are made by the managers of the WFOE’s development and construction department who report to the WFOE’s senior management team.

•   Yes.  This decision-making power is derived from the WFOE’s power to control the VIE’s board of directors and management team under paragraph 2 of the Powers of Attorney.  See other details in Item 1 above.

In addition, this decision-making power is derived from the WFOE’s exclusive right to provide the services listed under paragraph 5, Schedule 1 of the Exclusive Service Agreement.  See other details in Item 2 above.

Yes. In practice, these decisions have historically been controlled and made by the WFOE for the VIE.

•   Decision regarding the implementation of the business expansion plan adopted by the WFOE (including providing cooperation at the local level to the WFOE’s development and construction department) are made by the management teams of the VIE’s local subsidiaries and schools.

7. Establishing pricing for services and products offered	• Decisions regarding the nationwide pricing strategies and discount policies are made by the managers of the WFOE’s marketing and consulting management departments who report to the

•   Yes.  This decision-making power is derived from the WFOE’s power to control the VIE’s board of directors and management team under paragraph 2 of the Powers of Attorney.  See other details in Item 1 above.

In addition, this decision-making power is derived from the WFOE’s

Yes. In practice, these decisions have historically been controlled and made by the WFOE for the VIE.

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	WFOE’s senior management team. Decisions regarding discounts larger than 10% of the price approved by the WFOE in local markets are made directly by the WFOE’s senior management team.	exclusive right to provide the services listed under paragraph 5, Schedule 1 of the Exclusive Service Agreement. See other details in Item 2 above.

•   Decisions regarding the implementation of the pricing policies adopted by the WFOE in local geographic areas within the nationwide pricing framework (including discounts in local markets that are smaller than 10% of the price approved by the WFOE) are made by the management teams of the VIE’s local subsidiaries and schools.

8. Policy over payment of cash from the VIE

•   Decisions regarding procurement policies, approval authority and procedure, as well as each procurement above RMB5,000 are made by the managers of the WFOE’s procurement department who report to the WFOE’s senior management team.

•      Yes.  This decision-making power is derived from the WFOE’s power to control the VIE’s board of directors and management team under paragraph 2 of the Powers of Attorney.  See other details in Item 1 above.

In addition, this decision-making power is derived from the WFOE’s exclusive right to provide the services listed under paragraph 5, Schedule 1 of the Exclusive Service Agreement.  See other details in Item 2 above.

Yes. In practice, these decisions have historically been controlled and made by the WFOE for the VIE.

•   Decisions regarding payment of specific items that within the scope of the policies adopted by the WFOE and are not above the threshold amount are made by the management teams of the VIE’s local subsidiaries and schools.

The Company’s board of directors reviews and approves the overall budgets of the WFOE, the VIE and its subsidiaries and schools.  The budgets affect, amongst other things, the revenue and growth targets, marketing expenses, business expansion plans and overall cash requirements  of the VIE and its subsidiaries and schools.  The Company has provided in Exhibit C to this response letter the English translation of the resolutions passed by the Company’s board of directors regarding the review and approval of the annual budget for 2012.

34.                               Please describe for us the decision making process for the significant activities, including who makes the initial decision, what decisions require elevation for approval

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by another party (e.g., board of directors), and where in the company’s governing documents these decision making processes are specified. Please also describe what mechanisms are in place if the decisions made by Xuecheng Century (the “WFOE”) are not abided by at the local manager level, including the safeguards in place to prevent the local manager from seizing effective control via control of the chops or otherwise.

As discussed in detail in the response to Comment 33 above, the Company notes that the activities controlled by the WFOE with the power and authority granted to it under the Powers of Attorney and the Exclusive Service Agreement are the most significant activities for the VIE’s economic performance, and that the VIE and its subsidiaries and schools implement the decisions and policies made by the WFOE regarding all aspects of their business activities.  The WFOE’s decision-making processes are as follows:

(i)                                     For significant activities of the VIE that are directly controlled by the WFOE’s senior management team, including (a) initiatives or changes relating to curriculum, course content and database that require significant capital or human investment under Item 1 above, and (b) discounts larger than 10% of the price approved by the WFOE under Item 7 above, the WFOE’s senior management team directly makes the decisions in the same manner as significant decisions within the WFOE.  As these decisions relate to day-to-day business operations, they are not required to be elevated for approval by the WFOE’s board of directors.  The WFOE’s articles of association do not explicitly provide the decision-making process for the above specific activities.  The Company believes that the above activities fall under the senior management team’s general power and authority of making decisions regarding the overall business operations.

(ii)                                  For significant activities that are controlled by the various departments of the WFOE as discussed above, the managers of the relevant departments of the WFOE will make the initial decisions, and submit the initial decisions to the WFOE’s senior management team for approval.  These decisions are also treated the same as decisions within the WFOE.  Similarly, the WFOE’s articles of association do not explicitly provide the decision-making process of the above specific activities.  However, the WFOE’s articles of association authorize the senior management team to delegate functions and powers to the various departments of the WFOE.  The Company believes that the above activities fall under the power and authority delegated to the WFOE’s senior management team to its various departments.

As discussed in the response to Comment 33 and this comment above, the WFOE controls both the management teams of the VIE and its subsidiaries and schools and all of their significant decisions.  The Company believes that this control is effective in ensuring that

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all decisions and policies made by the WFOE regarding significant activities as discussed in the response to Comment 33 above will be followed by the VIE’s and its local senior management teams, as the local managers’ compensation, promotion and termination are directly connected with their implementation of the decisions and policies made by the WFOE.  For the same reason and as discussed in the risk factor captioned “If we lose control over controlling non-tangible assets of our VIE and its subsidiaries and schools, including their chops, seals and business licenses or non-corporate entity registration certificates, our business and operations could be materially and adversely affected” on page 17, the Company believes that it has maintained effective control over the controlling non-tangible assets, such as chops, of the VIE and its subsidiaries and schools through the measures described in that risk factor, and can effectively prevent the VIE’s local managers from seizing effective control of the local subsidiaries or schools via control of the controlling non-tangible assets or otherwise. Based on the foregoing, the Company believes that it has mechanisms and safeguards in place that can effectively prevent local managers from rejecting the decisions made by the WFOE or seizing the control of local business operations.

35.                               Please describe how it was determined which activities are most significant, and therefore convey the power over the VIE. For example, if three of the most significant activities are held by the WFOE and one of the most significant activities is held by the manager of the VIE, then describe how it was determined that the three significant activities held by the WFOE are more or less significant in the aggregate compared to the one most significant activity that is held by the manager of the VIE.

As discussed in the response to Comments 33 and 34 above, all significant decisions regarding the identified significant activities are controlled by the WFOE through its control over (i) the management team and finance and accounting department of each of the VIE and its subsidiaries and schools, (ii) the cash collection and expenditure management of the VIE and its subsidiaries and schools, and (iii) important policies, strategies, budgeting and staffing.  The VIE and its subsidiaries and schools do not have control over any significant activities; they are responsible for implementing the policies and strategies adopted by the WFOE as well as less significant decisions in the local geographic areas.

36.                               Your disclosure on page 16 states that uncertainties in the PRC legal system could limit your ability to enforce the contractual agreements that you rely upon to obtain power over the VIE. Please explain how you and your legal counsel concluded the contractual arrangements are enforceable in light of the uncertainties that you have disclosed.

Explain the support that both you and your legal counsel relied upon when concluding on the enforceability of the contractual arrangements.

In concluding that the contractual arrangements between the WFOE and the VIE and its shareholders are enforceable under the PRC law, the Company and its PRC counsel, Commerce & Finance Law Offices, relied on the

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principles provided for under the PRC General Principles of the Civil Law and PRC Contract Law.

Article 57 of the General Principles of the Civil Law provides that a legal act under the civil law (which must be taken by parties with full capacity, represent the parties’ genuine intention and not violate law or harm social and public interest as required by Article 55), such as a contract, is legally binding once it is established.

Article 52 of Contract Law provides that a contact is void if (1) either party enters into the contract by means of fraud or coercion; (2) the parties conspire with a malicious intent to harm social and public interests or interests of a third party; (3) the contract is for the purpose of concealing illegal transactions; (4) the contract harms social and public interests; or (5) mandatory provisions of laws and administrative regulations are violated. Article 54 of Contract Law provides that a contact is voidable if (1) the contract is made on the basis of a significant misunderstanding; or (2) the contract is manifestly unfair. Under Article 8 of Contract Law, a lawfully established contract is protected by law; it is legally binding on the parties thereto and cannot be unilaterally modified or terminated.

The Company notes that the existence of uncertainties as to how an enforceable contract will actually be enforced by a PRC court does not constitute a basis for voiding such contract under the Contract Law.

Applying the above rules and legal principles to the contractual arrangements between the WFOE on the one hand and the VIE and the VIE’s shareholders on the other, the Company and its PRC counsel believe that all conditions to forming legally binding contracts were satisfied and none of the circumstances for voiding the contractual arrangements discussed above existed.  Accordingly, the Company and its PRC counsel have concluded that the contractual arrangements are valid and enforceable under the PRC law.

However, as the Company relies on the contractual arrangements for substantially all of its operations in China rather than through direct ownership of the operating entities, in the event of breach or non-compliance by the VIE or its shareholders of the contractual arrangements, the Company would need to maintain control over the operations by way of requesting court enforcement of the contractual arrangements.  In other words, compared to direct ownership, the valid contractual arrangements (like any other contract) would necessarily entail a different and indirect step, i.e., the need of court enforcement, for the Company to maintain control over its business operations in China.  This additional and indirect step does not affect the enforceability of the contractual arrangements under the PRC law as analyzed above.  It would, however, cause uncertainties as to how the contractual arrangements would be enforced and whether they could be enforced to the full extent, due to the reasons discussed in detail on page 14

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in the second paragraph of the risk factor captioned “We may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with our VIE and its shareholders in the event of a breach or non-compliance by our VIE or its shareholders.”  These uncertainties do not constitute grounds for voiding the contractual arrangements or for concluding that the contractual arrangements are not enforceable under PRC law.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 13 and 14 in the risk factor captioned “We may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with our VIE and its shareholders in the event of a breach or non-compliance by our VIE or its shareholders” to add the above clarification.

37.                               We note your disclosure on page 30 which addresses the reasons you decided to restructure the entity in 2009 and 2010. Please explain in more detail the specific reasons that Xueda Technology determined it was uncertain that it would be able to obtain the requisite licenses to provide tutoring services even though PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector. Please explain whether any of the local government authorities denied Xueda Technology a license to provide tutoring services due to its foreign equity ownership prior to the restructuring.

In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 29 and 30 under “Item 4.A. History and Development of the Company — Restructuring” to provide the requested explanation.

38.                               Your disclosure on page 47 states that the WFOE recognized $30.2 million of service fees in fiscal year 2011. Your disclosure states that the annual fees amount to substantially all of the net income of the VIE before service fees. Please address the following:

a.              Clarify how theses annual service fees are calculated and how this calculation is supported by the Amended and Restated Exclusive Technology Consulting and Management Service Agreement.

The Company refers to its response to Comment 38b below.  As discussed below, the WFOE relies on Schedule 2 of the Exclusive Service Agreement to charge the VIE service fees in any amount it deems fit, which have been and are expected to continue to be substantially all of the VIE’s net income before such fees and income tax expenses.

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b.              Schedule 2 of this agreement describes the calculation of the fee as an amount that is negotiated between the WFOE and the VIE based on the three factors described in the agreement. Please explain how you have interpreted the provisions of this agreement to require the VIE to pay fees based on the net income of the VIE.

As discussed in the response to Comment 31 above, by design, the service fees to be paid by the VIE to the WFOE under the VIE contracts are substantially all of the VIE’s net income before such fees and income tax expenses so as to enable the Company to receive substantially all of the economic benefits from the VIE.

To achieve this goal, the Company relies on the provision under Schedule 2 of the Exclusive Service Agreement that the service fees will be an amount to be approved by the boards of directors of both the WFOE and the Company, which provides the WFOE and the Company with full discretion to determine the amount of the service fees.  Pursuant to this provision, the WFOE has charged the VIE service fees that were substantially all the net income of the VIE’s subsidiaries and schools before such service fees and income tax expenses, taking into consideration the needs for the Company’s overall tax planning strategy, including transfer pricing considerations.

The Company wishes to note that the provision in Schedule 2 of the Exclusive Service Agreement as referenced above by the Staff would not, in practice, cause any conflict with the provision of Schedule 2 the Company relies on, because the Company (through the WFOE) has the power to control all the decision-making of the VIE (as discussed in the response to Comments 33 and 34 above), and in light of this power, the requirement for negotiation between the WFOE and VIE on the service fees under Schedule 2 of the Exclusive Service Agreement is, practically speaking, more symbolic than substantive.

c.               Tell us how the fee has been actually calculated in fiscal year 2011, 2010 and 2009.

Pursuant to the terms of the Exclusive Service Agreement, the service fees were determined at the Company’s (through the WFOE) sole discretion.  The amount of service fees charged was substantially all of the VIE’s net income before such fees and income tax expenses: $16.9 million and $30.2 million, or 92.9% and 98.1% of the VIE’s total net income before such service fees and income tax expenses, were charged during the years ended December 31, 2010 and 2011, respectively. No service fees were charged in 2009 because the VIE started operations in the second half of 2009 and its profitable subsidiaries and schools did not yet generate any significant income in 2009.

d.              Clarify the contractual provisions that require the VIE to pay the WFOE fees if the VIE rejects the services provided by the WFOE or does not agree with the calculation of the fees charged by the WFOE.

The Company clarifies to the Staff that there are no contractual provisions which expressly provide that the VIE needs to pay the WFOE service fees notwithstanding

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any pending dispute or disagreement.  Rather, the contractual arrangements ensure that service fees will be paid through the combination of the following:

a.                                      Under the Exclusive Service Agreement, the WFOE is the VIE’s exclusive provider of technical consulting and management services, and the VIE has an obligation to pay services fees to the WFOE.  The amount of such service fees is determined by the board of directors of the WFOE and board of directors of the WFOE’s parent company, Xueda Education Group.

b.                                      Under the Pledge Agreement, each shareholder of the VIE has pledged his or her equity interest in the VIE to the WFOE to secure the performance of the VIE’s above payment obligations under the Exclusive Service Agreement.  This arrangement ensures that the VIE’s shareholders will cause the VIE to pay services fees to the WFOE.

c.                                       Under the Powers of Attorney, each shareholder of the VIE has irrevocably authorized the WFOE to exclusively exercise such shareholder’s rights in the VIE, including without limitation, the power to participate in and vote at shareholders’ meetings and execute shareholders’ resolutions; exercise all such shareholder’s rights as a shareholder; and the power to nominate and appoint the legal representative, the chairperson of the board of directors, directors, executive directors, supervisors, general managers and other senior management of the VIE for so long as he or she remains a shareholder of the VIE.  With these powers, the WFOE controls all decisions of the VIE and its subsidiaries and schools as discussed in the response to Comments 33 and 34 above.

d.                                      Under the Amended and Restated Exclusive Purchase Right Contract ( the “Exclusive Purchase Right Contract”), the WFOE has the right to exercise the exclusive purchase right, for its own account or by appointing PRC individuals or entities as nominee shareholders to replace the existing shareholders of the VIE, at any time.  This right to replace the VIE’s shareholders also enables the WFOE to control the VIE’s management team, thus providing an additional mechanism to prevent the VIE from rejecting the WFOE’s services or disagreeing with the fee calculation.

Through the Powers of Attorney and the Exclusive Purchase Right Contract as discussed above, the WFOE has obtained effective control over the board of directors and daily operations of the VIE, making it impossible for the VIE to reject the services provided by the WFOE or to disagree with the calculation of service fees charged by the WFOE under the Exclusive Service Agreement.

39.                               Please describe the actual technology consulting and management services that the WFOE provided to the VIE during fiscal year 2011. For each type of service provided

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(e.g., course material research and development, employee training, etc.), tell us the amount of the service fee that the WFOE invoiced the VIE during 2011, which should total to the total amount of service fees recognized by the WFOE in 2011. In addition, tell us how many employees work for the WFOE, and how many of these employees are actively providing consulting and management services to the VIE.

For the year ended December 31, 2011, the WFOE invoiced the VIE $30.2 million, which is equal to the amount of revenue the WFOE recognized with respect to the services it provided to the VIE under the Exclusive Service Agreement.

The actual technology consulting and management services provided by the WFOE to the VIE and its subsidiaries and schools include the following:

(i)                                     Within the scope of the first three items under Schedule 1 of the Exclusive Service Agreement (see the response to Comment 45 below for a complete list of the items under Schedule 1):

a.                                      The WFOE has developed the perfect personalized teaching system (the “PPTS”), a computer software system that integrates student performance testing and formulation of personalized study plans, and granted a license to the VIE to use this system.  The PPTS includes several major modules, including the enterprise resource planning system, the customer relationship management system, and Dashboard (a system that consolidates all operating data onto a single platform for easy viewing and analysis by the management team).  The WFOE is in the process of developing a learning center construction system, a procurement management system and a compensation management system to further support the VIE’s operations.  In addition, the WFOE maintains and operates the VIE’s finance and accounting system, expense reimbursement system and budgeting control system.

b.                                      The WFOE maintains various websites, including www.21edu.com, www.xueda.com and www.xue.com, which the VIE uses to broaden its reach to potential customers and conduct online student recruitment as well as respond to existing customers’ inquiries on a real time basis.

(ii)                                  Within the scope of the fourth item under Schedule 1 of the Exclusive Service Agreement, the WFOE provides training services for the VIE’s various management functions, including finance and accounting, learning center construction, sales and marketing and teaching management.

(iii)                               Within the scope of the fifth item under Schedule 1 of the Exclusive Service Agreement, the WFOE provided consulting services to the VIE in various significant aspects of the VIE’s operations, including:

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a.                                      Appointment of legal representatives and top-ranking managers to the VIE’s subsidiaries and schools and management of local operations;

b.                                      Internet advertising, nationwide branding initiatives, as well as support on sales and marketing;

c.                                       Annual budget formation and monitoring; and

d.                                      Internal controls and Sarbanes-Oxley Act compliance.

The above services cover a wide range of the VIE’s business operations that are closely connected with each other.  Therefore, these services are provided as a whole package.  The WFOE does not separately invoice the VIE for each of these services; instead, the WFOE issues an invoice to each profitable subsidiary and school of the VIE on a quarterly basis for all services delivered in that same period.

As of December 31, 2011, there were 345 WFOE employees providing services to the VIE in the following areas:

WFOE Department	No. of Employees	Services Provided to VIE
CEO Office	5	Strategic decision-making
Board of Director Office	6
Service Management	3	Consultation on service management and operation, research and studies
Service Operations	7
Content Research	5
Legal Affairs	3	Contract drafting and dispute resolution
Supervision and Evaluation	3	Supervision and consultation on operations
Business Examination	7
Procurement Management	5	Procurement management
Internal Audit	5	Process control and internal control services
Elite Class Operation	11	Consultation on small group tutoring
Customer Relations	12	Customer service and relations
General Administration	14	Administrative services
Consulting Management	14	Consultation on general management
Human Resources	19	Human resources related services
Site Construction	19	Learning center construction services
Product Development	51	New products and service offering development
Finance and Accounting	30	Finance and accounting services, including budget control, operations analysis and preparation of financial reports

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Marketing	66	Marketing services, including advertising on Internet and branding initiatives
Technology	60	Information technology services, including database administration, development of important operating modules (such as the ERP system) and website maintenance
Total	345

40.                               Your disclosure on page 47 also states the VIE has not paid the WFOE the service fees outstanding as of December 31, 2011, for services performed during fiscal year 2011. Please explain why these fees have not been paid to the WFOE and why you expect the fees to be paid during fiscal year 2012. Explain whether there are any uncertainties with regard to the payment of these fees during fiscal year 2012. In addition, tell us whether any amounts are outstanding for services performed by the WFOE prior to fiscal year 2011.

The VIE had not paid the WFOE service fees recognized in 2011 by the time the Company’s 2011 Form 20-F was filed because the WFOE and its parent companies, Xueda Hong Kong and Xueda Education Group, had sufficient cash to support all their anticipated needs, including the cash needed for the WFOE’s operations in China and the purchase of the Company’s American depositary shares from the open market under its announced share repurchase program.  As of December 31, 2011, the Company had $167.4 million of cash (excluding cash held by the VIE) that could be used to satisfy the above needs.  Therefore, although the VIE held $50.3 million of cash as of December 31, 2011, the Company had determined that there was no immediate need for the VIE to pay the recognized service fees to the WFOE, and that such funds might be used by the VIE to expand its business operations.

In addition, $16.9 million of services were recognized for the services provided by the WFOE to the VIE during fiscal year 2010.  For the same reason as discussed in the preceding paragraph, the WFOE did not collect such service fees from the VIE in 2011, either.

It has been the intention of both the WFOE and the VIE to perform the Exclusive Service Agreement.  The Company advises the Staff that as of June 30, 2012, the service fees recognized for 2010 and 2011, in a total amount of $47.1 million, had been paid by the VIE to the WFOE.

The Company did not anticipate any uncertainties with regards to the collection of such service fees from the VIE.  The timing of receipt of payment for such services fees was, and is expected to continue to be, based on the Company’s assessment of cash needs for each of the Company’s consolidated entities.

41.                               Please provide an analysis of the four contractual arrangements disclosed on page 47 under ASC 810-10-55-34 (decision maker contracts) and ASC 810-10-55-37 (other

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service provider contracts) to illustrate whether any of the arrangements are variable interests, including addressing whether the fees paid under each of the contracts are commensurate with the level of service by comparing the compensation structure to unrelated third party similar arrangements or other supporting analysis.

The Company advises the Staff that the Exclusive Service Agreement is the only contractual arrangement between the WFOE and the VIE that requires payment of service fees by the VIE to the WFOE.  Based on the analysis of the Exclusive Service Agreement below, the Company has concluded that such service fees charged by the WFOE are not commensurate with the level of effort required to provide those services, and therefore are considered variable interests pursuant to ASC 810-10-55-37 as amended by ASU 2009-17.

As discussed in the response to Comment 31 above and on pages 29 to 31, the Company reorganized its organizational structure in 2009 and 2010, and as a result, the WFOE, through a series of contractual arrangements, has the rights to receive substantially all the VIE’s economic benefits and exercises effective control over the VIE.  The Exclusive Service Agreement, to which neither the WFOE nor the VIE has similar arrangements with third parties, provides that the WFOE and the Company have sole discretion to determine the amount of service fees payable by the VIE.  The amount of the service fees determined by the WFOE and the Company has been and is expected to continue to be substantially all of the VIE’s net income before such service fees and income tax expenses.   Accordingly, the service fees have absorbed and are expected to continue to absorb variability, and are significant relative to the total amount of the VIE’s anticipated economic performance over the life of the VIE.  This is evidenced by the fact that historically, as noted in the response to Comment 38c above, the VIE was charged $16.9 million and $30.2 million, or 92.9% and 98.1% of its total net income before such service fees and income tax expenses, during the years ended December 31, 2010 and 2011, respectively.

Because the services feed paid by the VIE to the WFOE under the Exclusive Service Agreement are not commensurate with the level of effort required by the WFOE to provide those services as discussed above, such service fees do not satisfy the condition set forth under ASC 810-10-55-37 as amended by ASU 2009-17, which supports the Company’s conclusion that these service fees are variable interests.

42.                               Please explain whether the four contracts are tied together such that if one is breached or canceled the others would automatically terminate.

The Company advises the Staff that none of the four VIE contracts expressly provides that breach or cancellation of one contract will automatically trigger the termination of any of the other three contracts.

42

The Company wishes to note that, as the Pledge Agreement is for the purpose of securing the WFOE’s collection of consulting service fees from the VIE under the Exclusive Service Agreement, an uncured breach by the VIE under the Exclusive Service Agreement would trigger the WFOE’s right to exercise the pledge, and thereafter would result in the termination of the Pledge Agreement.  However, as the WFOE controls both the board of directors and management teams of the VIE under the Powers of Attorney and the Exclusive Purchase Right Contract as discussed in the response to Comments 33, 34 and 38 above and Comment 43 below, the WFOE has the power to effectively prevent the VIE from breaching the Exclusive Service Agreement and the other three contracts.

43.                               Please explain whether the four contracts have any in-substance kick-out rights and any way that either party can terminate the arrangement. We are particularly interested in understanding dispute resolution when the equity owners do not agree with the decisions made by Xueda, and the ability of the equity owners in that situation to take actions that Xueda cannot prevent.

The Company advises the Staff that the Exclusive Purchase Right Contract provides an in-substance kick-out right to the WFOE, which enables the WFOE to effectively control the VIE.

Under Section 1.1 of the Exclusive Purchase Right Contract, each of the VIE’s shareholders irrevocably granted the WFOE an exclusive right to acquire, at any time, for its own account or through one or more designated persons, from these VIE shareholders all or part of the equity interest in the VIE.  This provision enables the WFOE to unilaterally appoint one or more PRC individuals or entities as nominee shareholders of its choice to replace the existing shareholders of the VIE at any time.  With this power, the WFOE can determine or change the composition of the VIE’s board of directors and management team at any time, which in turn provides the WFOE with the power to effectively control the decisions that most significantly affect the VIE’s economic performance.

The Powers of Attorney and the Pledge Agreement provide effective protection for the WFOE’s kick-out right discussed above:

(i)                                     Under the Powers of Attorney, the shareholders of the VIE have granted the WFOE the power to sign the transfer agreement agreed upon in the Exclusive Purchase Right Contract on behalf of these shareholders and to enforce the Pledge Agreement and the Exclusive Purchase Right Contract — this power enables the WFOE to unilaterally appoint nominee shareholders to take over the equity interest in the VIE without the need of any existing VIE shareholders’ further action or cooperation.

(ii)                                  Under the Pledge Agreement, the VIE shareholders pledged their equity interest in the VIE to the WFOE, and all such pledges have been properly registered with

43

the industry and commerce administration authorities as required by the PRC Property Rights Law — the registered pledges effectively prevent the VIE shareholders from impeding the WFOE’s kick-out right by transferring their equity interest in the VIE to bona fide third parties without the WFOE’s knowledge or approval.

In concluding whether the kick-out right is substantive, the Company has also determined that there are no significant barriers, including but not limited to those described under ASC 810-10-55-35 (before its amendment by ASU 2009-17), to the exercise of this right.  The Company’s analysis regarding the several barriers listed under ASC 810-10-55-35 is as follows:

Barrier 1                      Kick-out rights subject to conditions that make it unlikely they will be exercisable, for example, conditions that narrowly limit the timing of the exercise.

The Company’s PRC counsel confirms that under the PRC law, the WFOE is permitted to exercise the purchase right under the Exclusive Purchase Right Contract either by purchasing the equity interest of the VIE for its own account or by appointing one or more PRC individuals or entities to purchase the equity interest held by the existing VIE shareholders at any time.  The Company wishes to note that as discussed on page 49 and in the response to Comment 45 below, Xuecheng Century has not exercised this purchase right for its own account yet, not because it is not permissible under the PRC law (PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China, as discussed on pages 12,29,30 and 48), but because there remain uncertainties created by local rules and regulations adopted by many local government authorities in China as to whether Xuecheng Century, a wholly foreign owned enterprise under the PRC law, could obtain or maintain the requisite licenses and permits to provide tutoring services, as discussed on page 48.

Barrier 2                      Financial penalties or operational barriers associated with replacing the decision maker that would act as a significant disincentive for removal.

Under the Exclusive Purchase Right Contract, the price to effect a transfer of the VIE shareholders’ equity interest is the lowest price permissible under PRC law.  Given the fact that the holders of the equity interest do not have any control over, or economic rights to, such equity interest (because both the control and the economic right have been shifted from the equity interest holders to the WFOE under the contractual arrangements), the transfer price can be determined to be as low as a nominal amount based on the Company’s analysis, which doesn’t represent a financial penalty or barrier.  In addition, replacing the existing VIE shareholders will not present any operational barrier, because as discussed on pages 48 to 50 and in the

44

response to Comments 31, 33 and 34 above, the Company (through the WFOE) controls the decisions that most significantly affect the VIE’s economic performance, which the WFOE can ensure will remain the same after a new nominee shareholder purchases the VIE’s equity interest from the existing VIE shareholders.

Barrier 3                      The absence of an adequate number of qualified replacement decision makers or inadequate compensation to attract a qualified replacement.

As discussed above, the WFOE will remain to be the VIE’s decision maker after the transfer, and the nominee shareholders to be appoint by the WFOE only need to meet two criteria: (1) the nominated individual(s) or entit(ies) must strictly act upon the WFOE’s instruction — this is under the WFOE’s full control; and (2) the nominated individual(s) or entit(ies) need to be PRC citizens or PRC domestic entities without any foreign investment (so that they would not be subject to the various compliance issues resulted from the uncertainties concerning whether a foreign-invested enterprise may obtain all required licenses and permits to provide private tutoring services in China) — there are plenty of candidates that meet this criterion.

Although the Company is not currently considering nominating any PRC individual or entity to exercise the WFOE’s exclusive purchase right under the Exclusive Purchase Right Contract, the Company believes that there is no barrier to finding a sufficient number of potential nominee shareholders, e.g., any managers or employees of the VIE or any of its subsidiaries (or any PRC companies established by such individuals).

Barrier 4                      The absence of an explicit, reasonable mechanism in the contractual arrangement, or in the applicable laws or regulations, by which the parties holding the rights can call for and conduct a vote to exercise those rights.

Section 1.4 of the Exclusive Purchase Right Contract clearly sets forth the procedure for the WFOE to exercise of its exclusive purchase right, which provides that upon each exercise by the WFOE of its purchase right:

(1)                            The pledgors (i.e., the VIE’s shareholders) shall cause the VIE to timely hold a shareholder’s meeting to approve the transfer by the VIE shareholders of the relevant equity to the WFOE or its designees;

(2)                            The pledgors shall enter into with the WFOE or its designee, as the case may be, an equity transfer contract;

(3)                            Relevant parties shall execute all other necessary contracts, agreements and documents, obtain all necessary governmental approvals and consents, and shall take all necessary actions to ensure

45

that the WFOE and/or its designees will be assigned the valid title to the equity interest free any encumbrance, and will become the registered owners of such equity interest.

As discussed above, the WFOE has the power to effect each of the above steps even without the need of any existing VIE shareholders’ further action or cooperation.

Barrier 5                      The inability of parties holding the rights to obtain the information necessary to exercise them.

The WFOE is the party that holds the purchase right (i.e., the kick-out right). Information necessary for the WFOE to exercise this right may include (i) whether the seller of the equity interest is the legitimate owner, (ii) whether the equity interest to be purchased is subject to any pledge or encumbrance, and (iii) procedure for the exercise of such purchase right.  As discussed above, the WFOE has the full control over the VIE and its equity interest.  The WFOE is also the pledgee of the equity interest to be purchased.  In addition, as discussed under Barrier 4 above, the WFOE is fully aware of the procedure for the exercise.   Therefore, the Company does not believe that this barrier exists.

Based on the above analysis, the Company has concluded that no significant barriers exist and that the kick-out right is a substantive right.  With this in-substance kick-out right, the Company believes that the WFOE can (i) resolve any dispute with the VIE shareholders to the WFOE’s favor, and (ii) prevent the VIE’s shareholders from taking any action without the WFOE’s and the Company’s approval.

In addition, as described on page 49, the VIE cannot terminate the Exclusive Service Agreement unless the WFOE commits gross negligence, fraud or other illegal act.  The WFOE has not committed any gross negligence, fraud or other illegal acts in the past, nor does it intend to do so for the foreseeable future.  Accordingly, the VIE will have no grounds to terminate the Exclusive Service Agreement.  For more discussion on whether the VIE may terminate the Exclusive Service Agreement, the Company advises the Staff to also refer to the Company’s response to Comment 45 below.

44.                               Please describe the process of exercising the pledge and whether Xueda could extract value from the service arrangements via payment of the arrangement, exercising the pledge, dividends, and/or other means to realize the value of its investment.

Under the Pledge Agreement, the VIE’s shareholders pledged all of their equity interests in the VIE to the WFOE to secure the collection of the service fees under the Exclusive Service Agreement.  When an event of default stipulated in the Pledge Agreement occurs, such as failure by the VIE to make full payment of the

46

service fees, or breach by the VIE’s shareholders of any representations, warranties or covenants they have made therein, the WFOE may provide a written notice of default to the VIE’s shareholders, and require the VIE’s shareholders (the pledgors) to immediately make full payment of the outstanding service fees under the Exclusive Service Agreement, or dispose of the pledged equity interest.

There are two ways for the WFOE to dispose of the pledged equity interest:

(1)                                 Exercising the exclusive purchase right under the Exclusive Purchase Right Contract

The WFOE may exercise the exclusive purchase right irrevocably granted by the VIE’s shareholders under the Exclusive Purchase Right Contract by purchasing for its own account or appointing a designee to purchase all or part of such shareholders’ equity interest in the VIE as discussed in the response to Comment 43 above.

(2)                                 Selling the equity interest to third parties

The WFOE may also elect to exercise the pledge by selling the pledged equity interest on behalf of the VIE’s shareholders to third parties, in which case the WFOE will have priority in receiving the proceeds from the sale of the pledged equity interests until the outstanding service fees and other payables are repaid in full.  The Company wishes to note that a sale to third parties will not be a choice in reality because such a sale will result in the loss of all or part of the Company’s business it conducts through the VIE.

Under either circumstances discussed above, to dispose of the pledged equity interest, (i) each of the VIE’s shareholders will need to enter into an equity interest sales contract to sell part or all of his or her equity interest in the VIE, (ii) the VIE’s shareholders will need to approve the sale of the equity interest, (iii) the registered pledge will need to be removed from the equity interest that is being sold, and (iv) the shareholders will need to cooperate with the purchaser of the equity interest to register the purchaser as the new owner of such equity interest with the industry and commerce administration authorities.  As the WFOE has full power to act on behalf the VIE’s shareholders and to control the board of directors and management team of the VIE under the Powers of Attorney and the Exclusive Purchase Right Contract as discussed in the response to Comments 33, 34, 38 and 43 above, the WFOE has the power to cause the VIE’s shareholders and board of directors to follow the above procedure to exercise the pledge.

47

With regard to whether the WFOE could extract value via payment of the arrangement, exercising the pledge, dividends, and/or other means to realize the value of its investment, the Company advises the Staff that:

(a)                                 Payment of arrangement.  As discussed in the response to Comment 41 above, under the Excusive Service Agreement, the WFOE charged, and expects to continue charging, the VIE service fees that are significant relative to the total amount of the VIE’s anticipated economic performance over the life of the VIE, which helps the WFOE extract value from the VIE.

(b)                                 Exercising pledge.  As discussed above in the response to this comment, the WFOE may either (i) exercise the exclusive purchase right under the Exclusive Purchase Right Contract by purchasing for its own account or appointing a designee to purchase all or part of the VIE’s equity interest, or (ii) elect to sell the pledged equity interest on behalf of the VIE’s shareholders to third parties, in which case the WFOE will have priority in receiving the proceeds from the sale of the pledged equity interests until the outstanding service fees and other payables are repaid in full.  In either way, the WFOE will be able to extract value from the VIE through the exercise of the pledge.

(c)                                  Dividend payment.  Under Section 4.2 of the Pledge Agreement, the WFOE is entitled to all cash income and non-cash income, such as dividends, generated by the pledged VIE equity interest.  Therefore, to the extent any dividends or other distributions are declared and paid on the VIE’s equity interest — this will be decided by the WFOE on behalf of the VIE within the powers granted to the WFOE under the Powers of Attorney — the WFOE will receive such dividends or other distributions and extract value in this manner.

45.                               Refer to your discussion of VIE arrangements on page F-11. We note that Xuecheng Century, as a foreign invested company, may be deemed to be ineligible to engage in education business in the PRC. We also note on page 47 that the Exclusive Technology Consulting and Management Services Agreement is terminable by Xueda Information if Xuecheng Century commits an illegal act. Please tell us the basis for your belief that these significant uncertainties related to whether Xuecheng Century can operate in the education business does not constitute the ability of Xueda Information to terminate the VIE relationship at any time.

The Company wishes to clarify that Xuecheng Century is not ineligible to engage in education business in the PRC.  As discussed on pages 12,29,30 and 48, PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China.  However, many local government authorities have different views and understandings of the relevant rules and regulations and have adopted different practices in granting licenses and permits for foreign-invested entities providing tutoring services.  As a result, there remain significant uncertainties as to whether Xuecheng

48

Century, a wholly foreign owned enterprise under the PRC law, could obtain the requisite licenses and permits to provide tutoring services.

In light of these regulatory uncertainties, Xuecheng Century has intentionally refrained from conducting any education business.  The Company’s education business is directly conducted by Xueda Information, the VIE (which is a PRC domestic company), not by Xuecheng Century.  This arrangement, by design, is a key feature of the VIE structure.

As disclosed on page 30 under “Item 4.A. History and Development of the Company—Xuecheng Century,” Xuecheng Century’s authorized scope of business as specified in its business license is “research, development and design of computer software and hardware, network technologies, communication technologies and products; provision of technology transfer, technology services, technology consulting, training in computer technologies related to these products; as well as sale of proprietary products.”  Neither education service nor tutoring service is included in this business scope.  Xuecheng Century provides a wide range of technology consulting and management services to our VIE and the VIE’s subsidiaries and schools within its business scope.  As specified under Schedule 1 to the Exclusive Service Agreement, such services include:

(i)                                     research and development in connection with relevant technologies required for the business of Xueda Information, including the development, design and preparation of software and other relevant technologies, and licensing of such technologies to Xueda Information;

(ii)                                  application and implementation of relevant technologies for the business operations of Xueda Information, including system overall design, installation and trial operations;

(iii)                               daily maintenance, monitoring and trouble-shooting of the computer network equipment of Xueda Information, including timely input of user information, timely update of the database with business information; regular update of user interfaces and provision of other technology services;

(iv)                              training of and technology assistance to the staff of Xueda Information in respect of the operating activities of Xueda Information, including industry information training, process training and training related to customer services; and

(v)                                 provision of other technology services and management consulting according to the business needs of Xueda Information.

None of the services listed above is an education or tutoring service under the PRC law, nor is any of the actual services provided by Xuecheng Century to Xueda Information and its subsidiaries and schools as discussed in the response to Comment 39 above.

The Company believes that by refraining from conducting education and tutoring business altogether, Xuecheng Century has effectively precluded challenges that might otherwise arise from the uncertainties on whether it is eligible to conduct such business.

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Accordingly, such uncertainties would not constitute a basis for Xueda Information to terminate the VIE relationship under the referenced termination clause of the Exclusive Service Agreement.

46.                               Refer to your disclosure of VIE balance sheet accounts on page F-15. Please tell us how the VIE only has $50.3 million in cash but also has deferred revenue of $86 million. Explain to us, in detail, how your operating cycle handles cash from the point a student provides the cash payment for tutoring to the completion of providing services. Clarify for us what cash is used for compensation for education consultants and tutors if the cash is no longer held at the VIE level.

The Company’s operating cycle handles cash received from students as follows:

(i)                                     A student pays the course fee, which happens almost on a daily basis and is subject to seasonal changes;

(ii)                                  Approximately 80% of the course fee payments are deposited in the VIE’s bank accounts; the remaining 20% of the course fee payments are retained and used by the receiving subsidiaries or schools of the VIE for their business expenses.

(iii)                               The cash deposited in the VIE’s bank accounts is used for (a) capital injection to the VIE’s subsidiaries and schools; (b) opening new learning centers in accordance with the expansion plan adopted by the Company at the beginning of a year; and (c) capital expenditures for the VIE’s subsidiaries and schools.

(iv)                              The VIE transfers approximately 55% of the cash deposited in its bank accounts to the WFOE, which is then used by the WFOE to (a) pay salaries of all the employees of the VIE and its subsidiaries and schools; (b) pay marketing expenses, overhead and administrative expenses incurred by the WFOE and its parent companies; and (c) invest.

(v)                                 In addition, the VIE transfers cash to the WFOE to settle service fees charged by the WFOE under the Exclusive Service Agreement.

As discussed above, the VIE does not maintain all the course fees received from students; certain expenses, including compensation expenses, incurred by VIE and its subsidiaries and schools are paid on their behalf by the WFOE.  The WFOE provides financial support to the VIE on an as-needed basis.

Note 4 — Acquisition, page F-27

47.                               We note that you acquired deferred revenue liabilities in excess of the cash received in the acquisition of Taiyuan Xueda Education Company and recorded goodwill of $0.8 million in conjunction with the acquisition. Please tell us whether there were any related parties between the previous owners of Taiyuan and Xueda at the time of the

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acquisition. Please also expand the disclosure to include all disclosure required pursuant to ASC 850-10-50-2, including the supplemental pro forma information required for public acquirers.

At the time of the acquisition in 2009, a cousin of Mr. Xin Jin, the Company’s chief executive officer, was one of the three owners of Taiyuan Xueda and held a 33.3% equity interest immediately before the acquisition.  The other two equity owners before the acquisition were unrelated third parties.  These three former owners remained to be members of management of Taiyuan Xueda after the acquisition.  The Company believes that the acquisition of Taiyuan Xueda was not a related party transaction because prior to the acquisition, neither party controlled or could significantly influence the management or operating policies of the other party.  The purchase price was negotiated based on the expected future cash flow of Taiyuan Xueda as of the acquisition date.

The Company has considered the disclosure requirements of ASC 805-10-50-2.  For the year ended December 31, 2009, the Company did not present the supplemental pro forma information or separately disclose Taiyuan Xueda’s revenue ($3.4 million) and net income ($147 thousand) in the Company’s consolidated income statement for the following reasons:

•      Since the acquisition of Taiyuan Xueda was completed on January 8, 2009, substantially all of Taiyuan Xueda’s revenue and net income for 2009 had been consolidated into the Company’s consolidated financial statements; and

•      No amounts related to these disclosures were considered material.

The Company has also considered the disclosure requirements of ASC 850-10-50-2 and confirms that there was no balance of accounts receivable from officers, employees, or affiliated entities of the Company as of December 31, 2010 and 2011.  Therefore, no revisions have been made in this regard.

*  *  *  *  *  *

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In responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any question regarding this response letter or Proposed Amendment No. 1, please contact me by phone at (+852) 214-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com or my colleague Kevin Zhang by phone at (+852) 214-7610 (office) or (+852) 6396-8173 (cell) or by email at kzhang@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Enclosures

cc:                                 Xin Jin, Chief Executive Director

Junfeng Gao, Chief Financial Officer

Xueda Education Group

Kevin Zhang

Simpson Thacher & Bartlett

Taylor Lam, Partner

Li Lin, Partner

Deloitte Touche Tohmatsu CPA Ltd

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Exhibit A

Table 1: Subsidiaries Directly and 100% Owned by the VIE

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

LC1: Beijing Xuecheng Shidai Information Technology Co. Ltd. Fangzhuang Branch (3)

LC2: Beijing Xuecheng Shidai Information Technology Co., Ltd. Dongdaqiao Branch (3)

LC3: Beijing Xuecheng Shidai Information Technology Co., Ltd. Shijinshan Branch (3)

Sub 1: Beijing Xuecheng Shidai Information Technology Co., Ltd. (Rubin Li) (2)	School 1: Beijing Chaoyang District Xueda Education & Training School (Rubin Li)

LC4: Beijing Chaoyang District Xueda Education & Training School Hepingli Learning Center

LC5: Beijing Chaoyang District Xueda Education & Training School Wangjing Learning Center

LC6: Beijing Chaoyang District Xueda Education & Training School Chaoyang Rd. Learning Center

LC7: Beijing Chaoyang District Xueda Education & Training School Sanyuanqiao Learning Center

LC8: Beijing Chaoyang District Xueda Education & Training School Jingsong Learning Center

LC9: Beijing Chaoyang District Xueda Education & Training School Asia Olympic Village Learning Center

Sub 2: Tianjin Xueda Educational Information Consulting Co., Ltd. njin Xueda Educational Information Consulting Co., Ltd. (Rubin Li)

LC10: Tianjin Xueda Educational Information Consulting Co., Ltd. Heping Branch (5)

LC11: Tianjin Xueda Educational Information Consulting Co., Ltd. Hebei Branch (5)

LC12: Tianjin Xueda Educational Information Consulting Co., Ltd. Tanggujin Rd. Branch (5)

LC13: Tianjin Xueda Educational Information Consulting Co., Ltd. Nankai Branch (5)

LC14: Tianjin Xueda Educational Information Consulting Co., Ltd. Hongqiao Branch (5)

LC15: Tianjin Xueda Educational Information Consulting Co., Ltd. Hedong Branch (5)

LC16: Tianjin Xueda Educational Information Consulting Co., Ltd. Hexi Branch(5)

LC17: Tianjin Xueda Educational Information Consulting Co., Ltd. Huayuan Branch (5)

LC18: Tianjin Xueda Educational Information Consulting Co., Ltd. Haiguang Temple Branch (5)

LC19: Tianjin Xueda Educational Information Consulting Co., Ltd. Dagang Branch (5)

LC20: Tianjin Xueda Educational Information Consulting Co., Ltd. Nanjing Rd. Branch (5)

Sub 3: Shijiazhuang Xueda Chengcai Information Technology Co., Ltd. (Rubin Li)	School 2: Shijiazhuang Yuhua Xueda Education & Training School (Rubin Li)

LC21: Shijiazhuang Yuhua Xueda Education & Training School Yuhua Learning Center

LC22: Shijiazhuang Yuhua Xueda Education & Training School Zhonghua Learning Center

LC23: Shijiazhuang Yuhua Xueda Education & Training School Guanghua Learning Center

LC24: Shijiazhuang Yuhua Xueda Education & Training School Arcadia Learning Center

Sub 4: Langfang Xueda Computer Network Technology Co., Ltd. (Rubin Li)	School 3: Langfang Xueda Education & Training School (Zongkai Gao)	LC25: Langfang Xueda Education & Training School Guangyang Training Center LC26: Langfang Xueda Education & Training School Anci Training Center(4)

1

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

Sub 5: Tangshan Xueda Technology Co., Ltd. (Rubin Li)		LC27: Tangshan Xueda Technology Co., Ltd. Fenghuangyuan Learning Center(3)

	School 4: Tangshan Lunan Xueda Education & Training School (Rubin Li)	LC28: Tangshan Lunan Xueda Education & Training School Expo Learning Center

Sub 6: Shandong Xueda Information Technology Co., Ltd. (Rubin Li)	School 5: Jinan Xueda Education & Training School (Rubin Li) (2)

LC29: Jinan Xueda Education & Training School Ganshiqiaoshan Learning Center

LC30: Jinan Xueda Education & Training School Shanshi Learning Center

LC31: Jinan Xueda Education & Training School Yanshan Learning Center

LC32: Jinan Xueda Education & Training School Bayi Campus

LC33: Jinan Xueda Education & Training School Honglou Campus

LC34: Jinan Xueda Education & Training School Shungeng Campus

Sub 7: Qingdao Xueda Information Technology Co., Ltd. (Rubin Li)		LC35: Qingdao Xueda Information Technology Co., Ltd. Yantai Laishan Branch(5) LC36: Qingdao Xueda Information Technology Co., Ltd. Yantai South Street Branch (3)

Sub 8: Zhengzhou Xueda Information Technology Co., Ltd. (Rubin Li) (2)		LC 37: Zhengzhou Xueda Information Technology Co., Ltd. Brach No. 2(5) LC 38: Zhengzhou Xueda Information Technology Co., Ltd. Learning Center(5)

	School 6: Zhengzhou Jinshui District Xueda MPC Training Center (Li Cheng)	LC 39: Zhengzhou Jinshui District Xueda MPC Training Center Jinshui Learning Center

	School 7: Luoyang Jianxi District Xueda Education & Training School (Rubin Li)	LC40: Luoyang Jianxi District Xueda Education & Training School Mudancheng Learning Center

	School 8: Zhengzhou Zhongyuan District Xueda Education & Training School (Li Cheng)	LC41: Zhengzhou Zhongyuan District Xueda Education & Training School Zhongyuan Learning Center

2

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

Sub 9: Hohhot Xueda Information Technology Co., Ltd. (Rubin Li) (2)

LC 42: Hohhot Xueda Information Technology Co., Ltd. Wanda Plaza Branch

LC 43: Hohhot Xueda Information Technology Co., Ltd. Mingze Branch

LC 44: Hohhot Xueda Information Technology Co., Ltd. Zongju Street Branch

LC 45: Hohhot Xueda Information Technology Co., Ltd. Learning Center

Sub 10: Shenyang Xueda Information Technology Co., Ltd. (Rubin Li) (2)

LC46: Shenyang Xueda Information Technology Co., Ltd. Heping Branch (3)

LC47: Shenyang Xueda Information Technology Co., Ltd. Shenyang Dadong Learning Center(3)

LC48: Shenyang Xueda Information Technology Co., Ltd. Changbai Learning Center(3)

School 9: Shenyang Xueda Education & Training School (Rubin Li)

LC49: Shenyang Xueda Education & Training School Huanggu Learning Center

LC50: Shenyang Xueda Education & Training School Shenghe Learning Center

LC51: Shenyang Xueda Education & Training School Tiexi Learning Center

LC52: Shenyang Xueda Education & Training School Shuncheng Learning Center(4)

Sub 11: Harbin Xueda Information Technology Co., Ltd. (Rubin Li)

LC53: Harbin Xueda Information Technology Co., Ltd. Daqing Aolin Branch (3)

LC54: Harbin Xueda Information Technology Co., Ltd. Daqing Weilaicheng Branch(3)

LC55: Harbin Xueda Information Technology Co., Ltd. Daqing Gaoxin District Branch (3)

School 10: Harbin Daoli District Xueda Education & Training School (Rubin Li)

LC56: Harbin Daoli District Xueda Education & Training School Daoli District Learning Center

LC57: Harbin Daoli District Xueda Education & Training School Development Zone Learning Center

LC58: Harbin Daoli District Xueda Education & Training School Nangang Learning Center

LC59: Harbin Daoli District Xueda Education & Training School Anshan Learning Center

LC60: Harbin Daoli District Xueda Education & Training School Gongnong Street Learning Center 1

LC61: Harbin Daoli District Xueda Education & Training School Gongnong Street Learning Center 2

3

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

Sub 12: Shanghai Xueda Information Technology Co., Ltd. (Rubin Li)	School 11: Shanghai Jinshan District Xueda Education School of Continuing Studies (Rubin Li)

LC62: Shanghai Jinshan District Xueda Education School of Continuing Studies Jinshan Learning Center

LC63: Shanghai Jinshan District Xueda Education School of Continuing Studies Peace Park Learning Center

LC64: Shanghai Jinshan District Xueda Education School of Continuing Studies Zhongshan Park Learning Center

LC65: Shanghai Jinshan District Xueda Education School of Continuing Studies Pengbuxincun Learning Center

LC66: Shanghai Jinshan District Xueda Education School of Continuing Studies Luwan Middle School Learning Center

LC67: Shanghai Jinshan District Xueda Education School of Continuing Studies Wujiaochang Learning Center

LC68: Shanghai Jinshan District Xueda Education School of Continuing Studies Shanghai Stadium Learning Center

LC69: Shanghai Jinshan District Xueda Education School of Continuing Studies People’s Square Learning Center

LC70: Shanghai Jinshan District Xueda Education School of Continuing Studies Lujiazui Learning Center

LC71: Shanghai Jinshan District Xueda Education School of Continuing Studies Hongkou Learning Center

LC72: Shanghai Jinshan District Xueda Education School of Continuing Studies Hongqiao Village Learning Center

LC73: Shanghai Jinshan District Xueda Education School of Continuing Studies Yongji Rd. Learning Center

LC74: Shanghai Jinshan District Xueda Education School of Continuing Studies Putuo Learning Center

LC75: Shanghai Jinshan District Xueda Education School of Continuing Studies Jinqiao Campus

LC76: Shanghai Jinshan District Xueda Education School of Continuing Studies Yaohua Rd. Campus

LC77: Shanghai Jinshan District Xueda Education School of Continuing Studies Xinzhuang Campus

LC78: Shanghai Jinshan District Xueda Education School of Continuing Studies Songjiang Campus

LC79: Shanghai Jinshan District Xueda Education School of Continuing Studies Chuansha Campus

LC80: Shanghai Jinshan District Xueda Education School of Continuing Studies Zhoupu Campus

LC81: Shanghai Jinshan District Xueda Education School of Continuing Studies Mudanjiang

4

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

Rd. Campus

LC82: Shanghai Jinshan District Xueda Education School of Continuing Studies Jiading Campus

LC83: Shanghai Jinshan District Xueda Education School of Continuing Studies Century Park Campus

LC84: Shanghai Jinshan District Xueda Education School of Continuing Studies Gaoqiao Campus

Sub 13: Nanjing Xueda Information Technology Co., Ltd. (Rubin Li)	School 12: Nanjing Xueda Education & Training School (Rubin Li)

LC85: Nanjing Xueda Education & Training School Chendong Learning Center

LC86: Nanjing Xueda Education & Training School Nanjing University Learning Center

LC87: Nanjing Xueda Education & Training School Chenxi Learning Center

LC88: Nanjing Xueda Education & Training School Hunan Rd. Learning Center

LC89: Nanjing Xueda Education & Training School Jiangning Campus

LC90: Nanjing Xueda Education & Training School Zhongyangmen Campus

LC91: Nanjing Xueda Education & Training School Dachang Campus

Sub 14: Suzhou Xuecheng Information Technology Co., Ltd. (Rubin Li)

LC92: Suzhou Xuecheng Information Technology Co., Ltd. Canglang Branch (3)

LC93: Suzhou Xuecheng Information Technology Co., Ltd. New District Branch

LC94: Suzhou Xuecheng Information Technology Co., Ltd. Jinlv Branch

LC95: Suzhou Xuecheng Information Technology Co., Ltd. Kunshan Branch

LC96: Suzhou Xuecheng Information Technology Co., Ltd. Taicang Branch

LC97: Suzhou Xuecheng Information Technology Co., Ltd. Changshu Branch (5)

LC98: Suzhou Xuecheng Information Technology Co., Ltd. Industrial Zone Branch (5)

LC99: Suzhou Xuecheng Information Technology Co., Ltd. Wujiang Branch (5)

LC100: Suzhou Xuecheng Information Technology Co., Ltd. Wuzhong Branch (3)

LC101: Suzhou Xuecheng Information Technology Co., Ltd. Learning Center

Sub 15: Wuxi Xueda Information Technology Co., Ltd. (Rubin Li)		LC102: Wuxi Xueda Information Technology Co., Ltd. Chongan Branch LC103: Wuxi Xueda Information Technology Co., Ltd. Yixing Branch LC104: Wuxi Xueda Information Technology Co., Ltd. Learning Center

Sub 16: Hangzhou Xuezhi Information Technology Co., Ltd. (Rubin Li)		LC105: Hangzhou Xuezhi Information Technology Co., Ltd. Chenxiang Branch (5) LC106: Hangzhou Xuezhi Information Technology Co., Ltd. Learning Center(5)

Sub 17: Hangzhou Xueda Education Consulting Co., Ltd.		LC107: Hangzhou Xueda Education Consulting Co., Ltd. Shangcheng Branch (5) LC108: Hangzhou Xueda Education Consulting Co., Ltd. Gongshu Branch (5)

5

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

(Rubin Li)

LC109: Hangzhou Xueda Education Consulting Co., Ltd. Xiacheng Branch(5)

LC110: Hangzhou Xueda Education Consulting Co., Ltd. Gongshu Second Branch(5)

LC111: Hangzhou Xueda Education Consulting Co., Ltd. Bingjiang Branch (5)

LC112: Hangzhou Xueda Education Consulting Co., Ltd. Xiasha Learning Center(3)

LC113: Hangzhou Xueda Education Consulting Co., Ltd. Fuyang Learning Center(3)

LC114: Hangzhou Xueda Education Consulting Co., Ltd. Tutoring Learning Center(5)

LC115: Hangzhou Xueda Education Consulting Co., Ltd. Tutoring Class Learning Center(5)

Sub 18: Ningbo Xueda Information Technology Co., Ltd. (Rubin Li)	School 13: Ningbo Xueda Education & Training School (Rubin Li)	LC116: Ningbo Xueda Education & Training School Jiangdong Learning Center LC117: Ningbo Xueda Education & Training School Haishu Learning Center

	School 14: Cixi Xueda Education & Training School (Rubin Li)	LC118: Cixi Xueda Education & Training School Learning Center

	School 15: Cixi Guanhaiwei Xueda Education & Training School (Rubin Li)	LC119: Cixi Guanhaiwei Xueda Education & Training School Learning Center

	School 16: Yuyao Xueda Education & Training School (Rubin Li)	LC120: Yuyao Xueda Education & Training School Siming Learning Center

	School 17: Ninghai Xueda Education & Training School (Rubin Li)	LC121: Ninghai Xueda Education & Training School Learning Center

	School 18: Ningbo Yinzhou Xueda Education & Training School (Rubin Li)	LC122: Ningbo Yinzhou Xueda Education & Training School Yingzhou Campus

Sub 19: Wenzhou Xueda Chengcai Information Technology Co., Ltd. (Rubin Li)		LC123: Wenzhou Xueda Chengcai Information Technology Co., Ltd. Ruian Square Branch (5) LC124: Wenzhou Xueda Chengcai Information Technology Co., Ltd. Learning Center(5)

	School 19: Wenzhou Lucheng Xueda Times	LC125: Wenzhou Lucheng Xueda Times Training Center Time Square Campus

6

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

Training Center (Rubin Li)

Sub 20: Hefei Xueda Information Technology Co., Ltd. (Rubin Li)

LC126: Hefei Xueda Information Technology Co., Ltd Branch No. 1(5)

LC127: Hefei Xueda Information Technology Co., Ltd Branch No. 2(5)

LC128: Hefei Xueda Information Technology Co., Ltd Branch No. 3(5)

LC129: Hefei Xueda Information Technology Co., Ltd Luyang District Branch (5)

	School 20: Hefei Xueda Education & Training Department (Rubin Li)	LC130: Hefei Xueda Education & Training Department Jinzuo Learning Center

Sub 21: Wuhan Xueda Information Technology Co., Ltd. (Rubin Li)

LC131: Wuhan Xueda Information Technology Co., Ltd. Zhongjiacun Branch(5)

LC132: Wuhan Xueda Information Technology Co., Ltd. Honggangcheng Branch (5)

LC133: Wuhan Xueda Information Technology Co., Ltd. Xudong Branch (5)

LC134: Wuhan Xueda Information Technology Co., Ltd. Branch No.2(5)

LC135: Wuhan Xueda Information Technology Co., Ltd. Branch No.3(3)

LC136: Wuhan Xueda Information Technology Co., Ltd. Yichang Xiling Branch(5)

	School 21: Wuhan Wuchang District Xueda Education & Training School (Rubin Li)	LC137: Wuhan Wuchang District Xueda Education & Training School Wuchang Learning Center LC138: Wuhan Wuchang District Xueda Education & Training School Zhongnan Learning Center

Sub 22: Changsha Xuezhi Information Technology Co., Ltd. (Rubin Li)

LC139: Changsha Xuezhi Information Technology Co., Ltd. Dongtang Branch (5)

LC140: Changsha Xuezhi Information Technology Co., Ltd. Dezhengyuan Branch (5)

LC141: Changsha Xuezhi Information Technology Co., Ltd. Hezhuang Branch (5)

LC142: Changsha Xuezhi Information Technology Co., Ltd. Learning Center(5)

	School 22: Changsha Kaifu District Xueda Education & Training School (Rubin Li)	LC143: Changsha Kaifu District Xueda Education & Training School Kaifu Learning Center

	School 23: Changsha County Xueda Education & Training School (Rubin Li)	LC144: Changsha County Xueda Education & Training School Xingsha Learning Center

7

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

	School 24: Zhuzhou Lusong District Xueda Education & Training School (Rubin Li)	LC145: Zhuzhou Lusong District Xueda Education & Training School Shennong Campus

Sub 23: Fuzhou Xueda Educational Consulting Co., Ltd. (Rubin Li)		LC146: Fuzhou Xueda Educational Consulting Co., Ltd. Fuqing Branch (5) LC147: Fuzhou Xueda Educational Consulting Co., Ltd. Yangqiao Learning Center(3)

	School 25: Fuzhou Cangshan District Xueda Education & Training Center (Rubin Li)	LC148: Fuzhou Cangshan District Xueda Education & Training Center Taijiang Learning Center LC149: Fuzhou Cangshan District Xueda Education & Training Center Jinshan Learning Center

	School 26: Fuzhou Gulou Xueda Education & Training School (Xian Zhang)	LC150: Fuzhou Gulou Xueda Education & Training School Gulou Learning Center

Sub 24: Guangzhou Xueda Educational Technology Co., Ltd. (Rubin Li)

LC151: Guangzhou Xueda Educational Technology Co., Ltd. Yuexiu Branch(5)

LC152: Guangzhou Xueda Educational Technology Co., Ltd. Liwan Branch (5)

LC153: Guangzhou Xueda Educational Technology Co., Ltd. Shiqiao Branch (3)

LC154: Guangzhou Xueda Educational Technology Co., Ltd. Huangpu Branch (5)

LC155: Guangzhou Xueda Educational Technology Co., Ltd. Baiyun Branch (5)

LC156: Guangzhou Xueda Educational Technology Co., Ltd. Wuyang Branch (5)

LC157: Guangzhou Xueda Educational Technology Co., Ltd. Xicun Branch (5)

LC158: Guangzhou Xueda Educational Technology Co., Ltd. Tonghe Branch (5)

LC159: Guangzhou Xueda Educational Technology Co., Ltd. Wende Branch (3)

LC160: Guangzhou Xueda Educational Technology Co., Ltd. Yanling Branch (5)

LC161: Guangzhou Xueda Educational Technology Co., Ltd. Learning Center(5)

	School 27: Guangzhou Haizhu District Xueda Education & Training Center (Rubin Li)	LC162: Guangzhou Haizhu District Xueda Education & Training Center Baogang Learning Center LC163: Guangzhou Haizhu District Xueda Education & Training Center Kecun Learning Center

	School 28: Guangzhou Panyu District Xueda Education & Training Center (Rubin Li)	LC164: Guangzhou Panyu District Xueda Education & Training Center Luoxi Learning Center

8

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

Sub 25: Dongguan Xueda Information Technology Co., Ltd. (Rubin Li)	School 29: Dongguan Guancheng Xueda Training Center (Wenying Duan)	LC165: Dongguan Guancheng Xueda Training Center Learning Center

	School 30: Dongguan Nancheng Xueda Training Center (Wenying Duan)	LC166: Dongguan Nancheng Xueda Training Center Learning Center

	School 31: Dongguan Xiping Xueda Education & Training Center (Wenying Duan)	LC167: Dongguan Xiping Xueda Education & Training Center Learning Center

	School 32: Dongguan Dongcheng Xueda Training Center (Wenying Duan)	LC 168: Dongguan Dongcheng Xueda Training Center Learning Center

Sub 26: Shenzhen Xueda Information Technology Co., Ltd. (Rubin Li) (2)

LC169: Shenzhen Xueda Information Technology Co., Ltd. Luohu Branch (3)

LC170: Shenzhen Xueda Information Technology Co., Ltd. Futian Branch(3)

LC171: Shenzhen Xueda Information Technology Co., Ltd. Nanshan Branch (3)

LC172: Shenzhen Xueda Information Technology Co., Ltd. Baihua Branch (3)

LC173: Shenzhen Xueda Information Technology Co., Ltd. Buji Branch (3)

LC174: Shenzhen Xueda Information Technology Co., Ltd. Longgang Branch (3)

LC175: Shenzhen Xueda Information Technology Co., Ltd. Shekou Branch(3)

LC176: Shenzhen Xueda Information Technology Co., Ltd. Cuizhu Branch (3)

LC177: Shenzhen Xueda Information Technology Co., Ltd. Xiangmuhu Branch (3)

	School 33: Shenzhen Baoan District Xueda Training Center (Rubin Li)	LC178: Shenzhen Baoan District Xueda Training Center Baoan Campus

Sub 27: Nanning Xuecheng Information Technology Co.,		LC179: Nanning Xuecheng Information Technology Co., Ltd. Branch No.2(5)

9

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

Ltd. (Rubin Li)		LC180: Nanning Qingxiu District Xueda Education & Training School Langdong Campus LC181: Nanning Qingxiu District Xueda Education & Training School Xingning Campus
School 34: Nanning Qingxiu District Xueda Education & Training School (Rubin Li)

Sub 28: Chongqing Xueda Information and Technology Co., Ltd. (Rubin Li)		LC182: Chongqing Xueda Information and Technology Co., Ltd. Nanping Branch (5) LC183: Chongqing Xueda Information and Technology Co., Ltd. Yubei Branch (5)

	School 35: Chongqing Shapingba Xueda Education & Training School (Rubin Li)	LC184: Chongqing Shapingba Xueda Education & Training School Shapingba Learning Center LC185: Chongqing Shapingba Xueda Education & Training School Jiefangbei Learning Center

	School 36: Chongqing Jiangbei Xueda Education & Training School (Rubin Li)	LC186: Chongqing Jiangbei Xueda Education & Training School Jiangbei Learning Center

Sub 29: Chengdu Xueda Information Technology Co., Ltd. (Rubin Li)		LC187: Chengdu Xueda Information Technology Co., Ltd. Qingyang Branch (5) LC188: Chengdu Xueda Information Technology Co., Ltd. Tiaosanta Branch(5)

	School 37: Yibin Cuiping Xueda Education & Training School (Rubin Li)	LC189: Yibin Cuiping Xueda Education & Training School Yibing Training Center

School 38: Chengdu Chenghua District Xueda Education & Training School (Rubin Li)

LC190: Chengdu Chenghua District Xueda Education & Training School Jinsha Learning Center

LC191: Chengdu Chenghua District Xueda Education & Training School Babao Learning Center

LC192: Chengdu Chenghua District Xueda Education & Training School Shuangnan Learning Center

LC193: Chengdu Chenghua District Xueda Education & Training School Keda Learning Center

	School 39: Chengdu Shuangliu Xueda Education & Training School (Rubin Li)	LC194: Chengdu Shuangliu Xueda Education & Training School Learning Center

10

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

	School 40: Chengdu Jinjiang District Xueda Education & Training School (Rubin Li)	LC195: Chengdu Jinjiang District Xueda Education & Training School Daci Temple Learning Center

Sub 30: Guiyang Xueda Information Technology Co., Ltd. (Rubin Li)		LC196: Guiyang Xueda Information Technology Co., Ltd. Xiaohe Branch(5)

	School 41: Guiyang Nanming District Xueda Education & Training School (Rubin Li)	LC197: Guiyang Nanming District Xueda Education & Training School Learning Center

Sub 31: Kunming Xueda Information Technology Co., Ltd. (Rubin Li) (2)		LC198: Kunming Xueda Information Technology Co., Ltd. Qujing Branch(3) LC199: Kunming Xueda Information Technology Co., Ltd. Yuxihongta Branch(3)

	School 42: Kunming Guandu District Xueda Individualized Education & Training School (Rubin Li)	LC200: Kunming Guandu District Xueda Individualized Education & Training School China World Trade Center Learning Center

	School 43: Kunming Xishan Xueda Individualized Education & Training School (Rubin Li)	LC201: Kunming Xishan Xueda Individualized Education & Training School Huanxi Rd. Learning Center

	School 44: Kunming Panlong District Xueda Individualized Education & Training School (Rubin Li)	LC202: Kunming Panlong District Xueda Individualized Education & Training School Xinying Learning Center

Sub 32: Shaanxi Xueda Information Technology Co., Ltd. (Rubin Li)		LC203: Shaanxi Xueda Information Technology Co., Ltd. Beijiao Branch(3)

	School 45: Xi’an Xincheng Xueda Education & Training Center (Rubin Li)	LC204: Xi’an Xincheng Xueda Education & Training Center Qinggong Campus

	School 46: Xi’an Yanta District Xueda Education &	LC205: Xi’an Yanta District Xueda Education & Training School Gaoxin Campus LC206: Xi’an Yanta District Xueda Education & Training School Xiaozhai Campus

11

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

	Training School (Rubin Li)	LC207: Xi’an Yanta District Xueda Education & Training School Cuihua Rd. Campus

	School 47: Xi’an Xueda Education & Training School (Rubin Li)	LC208: Xi’an Xueda Education & Training School Jingkai Campus

	School 48: Xi’an Beilin District Xueda Education & Training School (Rubin Li)	LC209: Xi’an Beilin District Xueda Education & Training School Xian Jiaotong University Campus LC210: Xi’an Beilin District Xueda Education & Training School Jiaotong Team Campus

	School 49: Xi’an Lianhu Xueda Education & Training School (Rubin Li)	LC211: Xi’an Lianhu Xueda Education & Training School Zhonglou Campus

	School 50: Qindu Education & Training School (Rubin Li)	LC212: Qindu Education & Training School Xianyang Learning Center

Sub 33: Lanzhou Xueda Information Technology Co., Ltd. (Rubin Li)		LC213: Lanzhou Xueda Information Technology Co., Ltd. Xigu Branch(5) LC214: Lanzhou Xueda Information Technology Co., Ltd. Xigu Hongsheng Learning Center(3)

	School 51: Lanzhou Qilihe Xueda Education & English Training School (Dingping Quan Huang)	LC215: Lanzhou Qilihe Xueda Education & English Training School Square West Learning Center

	School 52: Lanzhou Chengguan District Education English School (Dingping Quan Huang)	LC216: Lanzhou Chengguan District Education English School Yangguangjiayuan Learning Center

Sub 34: Shaoxing Xueda Information Technology Co., Ltd. (Rubin Li)		LC217: Shaoxing Xueda Information Technology Co., Ltd. Learning Center(5)

Sub 35: Yinchuan Xueda Information Technology Co., Ltd. (Rubin Li)	School 53: Yinchuan Xueda Education & Training School (Rubin Li)	LC218: Yinchuan Xueda Education & Training School Xinhua Street Learning Center

12

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

Sub 36: Huizhou Xueda Information Technology Co., Ltd. (Rubin Li)		LC219: Huizhou Xueda Information Technology Co., Ltd. Yunshan Branch(3)

	School 54: Huizhou Huicheng Maidi Xueda Education & Training Center (Kexian Dai)	LC220: Huizhou Huicheng Maidi Xueda Education & Training Center Maidi Learning Center

	School 55: Huizhou Huicheng District Xueda Education & Training Center (Kexian Dai)	LC221: Huizhou Huicheng District Xueda Education & Training Center Dongping Learning Center

Sub 37: Changzhou Xueda Information Technology Co., Ltd. (Rubin Li)		LC222: Changzhou Xueda Information Technology Co., Ltd. Hutang Branch(5)

	School 56: Changzhou Xueda Education & Training Center (Rubin Li)	LC223: Changzhou Xueda Education & Training Center Yanling West Rd. Learning Center

Sub 38: Beijing Xuemeng Century Education Consulting Co., Ltd. (Rubin Li)		LC224: Beijing Xuemeng Century Education Consulting Co., Ltd. Learning Center(3)

Sub 39: Baoding Xueda Chengcai Information Technology Co., Ltd. (Rubin Li)		LC225: Baoding Xueda Chengcai Information Technology Co., Ltd. Branch No.1(3) LC226: Baoding Xueda Chengcai Information Technology Co., Ltd. Learning Center(3)

Sub 40: Baotou Xueda Information Technology Co., Ltd. (Rubin Li)		LC227: Baotou Xueda Information Technology Co., Ltd. Learning Center(5)

	School 57: Baotou Xueda Education & Training Center (Rubin Li)	LC228: Baotou Xueda Education & Training Center Wanda Plaza Learning Center

Sub 41: Yangzhou Xueda Information Technology Co., Ltd. (Rubin Li)	School 58: Yangzhou Xueda Education & Training Center	LC229: Yangzhou Xueda Education & Training Center Zhenyuan Learning Center

13

Subsidiaries Directly and 100% Owned by the VIE	Schools 100% Sponsored and Established by the VIE’s Subsidiaries	Learning Centers Directly and 100% Held by the VIE’s Subsidiaries or 100% Held by Schools
Name (Legal Representative)	Name (Legal Representative)	Name

Sub 42: Dongying Xuezhi Education Consulting Co., Ltd. (Rubin Li)		LC230: Dongying Xuezhi Education Consulting Co., Ltd. Learning Center(3)

Sub 43: Taizhou Xueda Information Technology Co., Ltd. (Rubin Li)		LC231: Taizhou Xueda Information Technology Co., Ltd. Learning Center(3)

Sub 44: Maanshan Xueda Information Technology Co., Ltd. (Rubin Li)	School 59: Maanshan Xueda Education & Training Center (Rubin Li)	LC232: Maanshan Xueda Education & Training Center Maanhuashan Learning Center

Sub 45: Anshan Xueda Information Technology Co., Ltd. (Rubin Li)		LC233: Anshan Xueda Information Technology Co., Ltd. Learning Center(3)

Sub 46: Zhangjiagang Xueda Information Technology Co., Ltd. (Rubin Li)		LC234: Zhangjiagang Xueda Information Technology Co., Ltd. Learning Center(3)

Sub 47: Beijing Xueyoufang Books Co., Ltd. (Xin Jin) (7)

Sub 48: Beijing Wode Youxue Education Technology Co., Ltd. (Rubin Li) (7)

14

Table 2: Schools Directly and 100% Sponsored and Established by the VIE

Name (Legal Representative)		Learning Centers

	School 61: Yuci Xueda Education & Training School (Jinli Zhu)	LC235: Yuci Xueda Education & Training School Yuci Learning Center

School 60: Taiyuan Xueda Education & Training School (Jinli Zhu)		LC236: Taiyuan Xueda Education & Training School Yifen Learning Center
LC237: Taiyuan Xueda Education & Training School Changfeng Learning Center
LC238: Taiyuan Xueda Education & Training School Chaonan Learning Center
LC239: Taiyuan Xueda Education & Training School Qinnian Rd. Learning Center
LC240: Taiyuan Xueda Education & Training School Sanqiang Rd. Campus
LC241: Taiyuan Xueda Education & Training School Taiyuan University of Technology Campus

School 62: Beijing Dongcheng District Xueda Education & Training School (Rubin Li)(1)		LC242: Beijing Dongcheng District Xueda Education & Training School Chongwenmen Learning Center
LC243: Beijing Dongcheng District Xueda Education & Training School Crossroad Learning Center
LC244: Beijing Dongcheng District Xueda Education & Training School Dongzhimen Learning Center

School 63: Beijing Tongzhou District Xueda Education & Training School (Rubin Li)		LC245: Beijing Tongzhou District Xueda Education & Training School Tongzhong Learning Center

School 64: Beijing Haidian District Xueda Education & Training School (Rubin Li)		LC246: Beijing Haidian District Xueda Education & Training School Gongzhufen Learning Center
LC247: Beijing Haidian District Xueda Education & Training School Beijing Normal University Learning Center
LC248: Beijing Haidian District Xueda Education & Training School Hangtian Bridge Learning Center
LC249: Beijing Haidian District Xueda Education & Training School Peking University Learning Center
LC250: Beijing Haidian District Xueda Education & Training School Yuquan Rd. Learning Center
LC251: Beijing Haidian District Xueda Education & Training School Xueyuan Rd. Learning Center
LC252: Beijing Haidian District Xueda Education & Training School Yuanda Rd. Learning Center
LC253: Beijing Haidian District Xueda Education & Training School Shangdi Learning Center
LC254: Beijing Haidian District Xueda Education & Training School Wode Youxue Learning Center
LC255: Beijing Haidian District Xueda Education & Training School Xizhimen Learning Center
LC256: Beijing Haidian District Xueda Education & Training School Renmin University Learning Center

School 65: Jilin Chuanying District Individualized Learning & Training School (Xin Li)		LC257: Jilin Chuanying District Individualized Learning & Training School Jilin Learning Center

15

Name(Legal Representative)	Learning Centers

School 66: Changchun Xueda Education & Training School (Rubin Li)

LC258: Changchun Xueda Education & Training School Tongzhi Rd. Learning Center

LC259: Changchun Xueda Education & Training School Hongqi Rd. Learning Center

LC260: Changchun Xueda Education & Training School Automobile Factory Learning Center

LC261: Changchun Xueda Education & Training School Xi’an Rd. Learning Center

LC262: Changchun Xueda Education & Training School Economic Development Zone Learning Center

LC263: Changchun Xueda Education & Training School People Campus

LC264: Changchun Xueda Education & Training School Jiayuan Learning Center

School 67: Nanchang Xueda Education & Training School (Rubin Li) (2)

LC265: Nanchang Xueda Education & Training School Ruzi Rd. Learning Center

LC266: Nanchang Xueda Education & Training School Donghu Learning Center

LC267: Nanchang Xueda Education & Training School Normal University Learning Center

LC268: Nanchang Xueda Education & Training School Honggutan Learning Center

LC269: Nanchang Xueda Education & Training School Ruzi Rd. Learning Center No.1

School 68: Dalian Shahekou Xueda Education & Training School (Rubin Li)

LC270: Dalian Shahekou Xueda Education & Training School Shahekou Learning Center

LC271: Dalian Shahekou Xueda Education & Training School Shahekou Learning Center

LC272: Dalian Shahekou Xueda Education & Training School Heishijiao Learning Center

LC273: Dalian Shahekou Xueda Education & Training School  Ganjingzi Campus

School 69: Fuxin Xueda Education & Training School (Rubin Li)	LC274: Fuxin Xueda Education & Training School Jiefang Rd. Learning Center

School 70: Kunming Wuhua Xueda Personalized Education & Training School (Rubin Li)	LC 275: Kunming Wuhua Xueda Personalized Education & Training School City North Learning Center

School 71: Nantong Chongchuan District Xueda Education & Training Center (Rubin Li)

LC276: Nantong Chongchuan District Xueda Education & Training Center Tongzhong Learning Center

LC277: Nantong Chongchuan District Xueda Education & Training Center Zhenjiang Learning Center

LC278: Nantong Chongchuan District Xueda Education & Training Center Taizhou Learning Center(4)

School 72: Foshan Chancheng District Xueda Education & Training Center (Rubin Li)

LC279: Foshan Chancheng District Xueda Education & Training Center Chancheng Learning Center

LC280: Foshan Chancheng District Xueda Education & Training Center Weiguo Rd. Learning Center(4)

LC281: Foshan Chancheng District Xueda Education & Training Center Fenjiang Learning Center(4)

LC282: Foshan Chancheng District Xueda Education & Training Center Yayi Park Learning Center(4)

16

Name(Legal Representative)	Learning Centers

School 73: Xiamen Siming Xueda Education & Training School (Rubin Li)	LC283: Xiamen Siming Xueda Education & Training School Lianban Campus LC284: Xiamen Siming Xueda Education & Training School Zhongshan Rd. Learning Center(4)

School 74: Haimen Xueda Education & Training School (Rubin Li)	LC285: Haimen Xueda Education & Training School Haiman Campus

17

Table 3: Schools Held by Three Individuals on Behalf of the VIE

Registered Sponsor	Name (Legal Representative)	Learning Centers

Xin Jin(6)	School 75: Beijing Xicheng District Xueda Education & Training School (Rubin Li)(2)

LC286: Beijing Xicheng District Xueda Education & Training School Fuchengmen Learning Center

LC287: Beijing Xicheng District Xueda Education & Training School Xuanwumen Learning Center

LC288: Beijing Xicheng District Xueda Education & Training School No. 4 Middle School Learning Center

LC289: Beijing Xicheng District Xueda Education & Training School Desheng Learning Center

LC290: Beijing Xicheng District Xueda Education & Training School Hufang Rd. Learning Center

Li Cheng(6)	School 76: Zhengzhou Erqi Xueda Education & Training School (Li Cheng)	LC291: Zhengzhou Erqi Xueda Education & Training School Mifengzhang Learning Center

Rubin Li(6)	School 77: Qingdao Xueda Pre-exam Tutoring School (Rubin Li)(1)(2)

LC292: Qingdao Xueda Pre-exam Tutoring School Licun Learning Center

LC293: Qingdao Xueda Pre-exam Tutoring School Liaoning Rd. Learning Center

LC294: Qingdao Xueda Pre-exam Tutoring School Ningxia Rd. Learning Center

LC295: Qingdao Xueda Pre-exam Tutoring School Hong Kong Rd. Central Learning Center

Notes:

Equity interest.
Sponsorship interest.
(1)	School 62 and School 77 are registered as schools that do not distribute reasonable returns.
(2)	The WFOE has entered into separate service agreements with Sub 1, Sub 8, Sub 9, Sub 10, Sub 26, Sub 31, School 5, School 67, School 75 and School 77.
(3)	One of the 40 learning centers established and held by subsidiaries of the VIE that do not have any education related services in their approved scope of business.
(4)	One of the 7 learning centers that are not properly registered under their schools as required.
(5)

One of the 61 learning centers established and held by subsidiaries of the VIE that have included, among others, “education information” or “education technology related consultation” rather than “education services” or “tutoring services” in their respective approved business scope.

(6)	These three individuals hold the sponsorship interests in School 75, School 76 and School 77 on behalf of the VIE under the nominee agreements between these individuals and the VIE.
(7)	These 2 subsidiaries only provide supplementary services and do not directly operate any school or learning center.

18

Exhibit B

English Translation

Notice of Registration and Creation of Pledge over Equity Interest

(Jing Hai) Registration and Creation of Pledge over Equity Interest She Zi [2011] No. 00000626

Xuecheng Century (Beijing) Information Technology Co., Ltd.:

We have processed the application for registration of the pledge over equity interest on April 6, 2011, and the pledge was created on the registration date. The registered information is as follows:

Pledge Registration No.: 110108012084144_0010

Entity the Equity Interest of Which is being Pledged: Beijing Xueda Information Technology Co., Ltd.

Face Value of Equity Interest Pledged: RMB1,081,587.

Pledgor: Xin Jin

Pledgee: Xuecheng Century (Beijing) Information Technology Co., Ltd.

April 6, 2011

[Pledge Registration Chop of Beijing Administration for Industry and Commerce, Haidian Branch Affixed]

Exhibit C

English Translation

Xueda Education Group (the “Company”)

Board Resolutions

Time: 1 p.m., February 24, 2012

Venue: Board Room, 3/F, Company headquarter, A-4 Xibahe Beili, Chaoyang District, Beijing

Directors present: Rubin Li, Xin Jin, Jinbo Yao, Yafei Wang, Cheung Lun Julian Cheng, Sean Shao, William Hsu and Cheung Kin Au-Yueng

Officers present: Yi Ding, Junfeng Gao, Junhong Piao, Di Zhang

Directors attending this meeting have met the required quorum. After due deliberation, the board of directors hereby unanimously resolve the following in writing:

1.               The 2012 operating budget of the Company (total budget: cash RMB 2.4 billion, revenue RMB 2 billion, profit RMB120 million) be approved;

2.               It is approved that the management will continue to invest in the First Leap project;

3.               It is approved that the management will continue to work on the merger of Beijing Weland International Education and Technology Corp;

4.               It is approved that the next board meeting will be held at the Company headquarter on May 15, 2012.

[Signature page follows]

February 24, 2012

/s/Rubin Li
Rubin Li

/s/ Xin Jin
Xin Jin

/s/ Jinbo Yao
Jinbo Yao

/s/ Yafei Wang
Yafei Wang

/s/ Cheung Lun Julian Cheng
Cheung Lun Julian Cheng

/s/ Sean Shao
Sean Shao

/s/ William Hsu
William Hsu

/s/ Cheung Kin Au-Yueng
Cheung Kin Au-Yueng

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Proposed Amendment No.1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-34914

Xueda Education Group
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

A-4 Xibahe Beili, Chaoyang District Beijing 100028, People’s Republic of China
(Address of principal executive offices)

Junfeng Gao Telephone: +(86-10) 6427-8899 Facsimile: +(86-10) 6427-8899 A-4 Xibahe Beili, Chaoyang District Beijing 100028, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001 per share	New York Stock Exchange
American Depositary Shares, each representing two Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

133,505,836 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

EXPLANATORY NOTE

This Proposed Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2012 (the “Original Form 20-F”), will be filed for the purpose of making revisions to the disclosure included in the following items of the Original Form 20-F in response to certain comments received from the Staff of the SEC’s Division of Corporation Finance:

•      The following risk factors under “Item 3.D. Risk Factors — Risk Factors Relating to Our Business and Industry” have been revised:

•      We may not be able to continue to attract and retain qualified service professionals. As a result, we may not be able to maintain consistent service quality throughout our service network, and our brand, business and results of operations may be materially and adversely affected.

•      We may not be able to renew leases, control rent increases at our existing learning center locations or obtain leases at premium locations for new learning centers at reasonable prices.

•      Our business depends on the continuing efforts of our senior management team, local management teams and other key personnel, and our business may be harmed if we lose their services.

•      We may not be able to adequately protect our intellectual property, and our current or future competitors may independently develop intellectual property similar to ours, which could cause us to be less competitive.

•      We may be exposed to infringement claims by third parties, which claims could cause us to pay significant damage awards or settlement payments.

•      The learning centers of some of our VIE’s subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.

•      The following risk factors under “Item 3.D. Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure” have been revised:

•      All aspects of our business are subject to extensive regulation in China. We may not be in full compliance with these regulations, and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

•      We may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with our VIE and its shareholders in the event of a breach or non-compliance by our VIE or its shareholders.

•      Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition.

ii

•      Our VIE and its subsidiaries may be subject to significant limitations on their ability to distribute economic returns of their private tutoring schools or otherwise be materially and adversely affected by changes in PRC laws and regulations.

•      If our VIE or any of its subsidiaries or schools becomes the subject of a bankruptcy or liquidation proceeding, or if we fail to prevent our VIE or any of its subsidiaries or schools from entering into third-party liens or assigning other rights to third parties without our permission and approval, we may lose the ability to use and enjoy assets held by our VIE or any of its subsidiaries or schools, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

•      The following risk factor has been added under “Item 3.D. Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure”:

•      If we lose control over controlling non-tangible assets of our VIE and its subsidiaries and schools, including their chops, seals and business licenses or non-corporate entity registration certificates, our business and operations could be materially and adversely affected.

•      The following risk factor has been added under “Item 3.D. Risk Factors — Risk Factors Relating to Doing Business in China”:

•      Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies’ PRC entities filed with industry and commerce administration authorities in China. Loss of, or limit in, the access to such information may adversely affect overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

•      The following risk factor under “Item 3.D. Risk Factors — Risk Factors Relating to Doing Business in China” has been revised:

•      PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we received from our initial public offering, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

•      “Item 4.A. History and Development of the Company” (except the subsections captioned “Initial Public Offering and Warburg Pincus Investment” and “ADS Repurchases”) has been revised.

•      Under “Item 4.B. Business Overview,” the subsections captioned “Our Services — Our Service Model — Delivery of supporting services,” “Regulations on Private Education,” “Regulation on Foreign Exchange” (except “SAFE Circular 75” and “Employee Stock Option Plans”) and “Regulation of Copyright Protection” have been revised.

•      “Item 4.C. Organizational Structure” has been revised.

•      Under “Item 5.A. Operating Results,” the following subsections have been revised: “Overview,” “Factors Affecting Our Results of Operations — Course Hours Delivered Related Factors — Number of Students Served,” “Factors Affecting Our Results of Operations — Proportions of Learning Centers at Various Development Stages,” “Cost of Revenue and Operating Expenses — Cost of revenue,” “Taxation” and “Results of Operations.”

•      “Item 5.C. Research and Development, Patents and Licenses, etc.” has been revised.

•      Under “Item 7.B. Related Party Transactions,” the subsection captioned “Contractual Arrangements relating to Certain Affiliated Entities” has been revised.

Upon filing of this Proposed Amendment No. 1, we will also include currently-dated certifications by our principal executive officer and our principal financial officer. Other than as expressly set forth above, no changes will be made to the other items of the Original Form 20-F. Accordingly, this Proposed Amendment No. 1 does not, nor does it purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred after the filing date of the Original Form 20-F.

iii

PART I

ITEM 3.  KEY INFORMATION

D.            Risk Factors

Risk Factors Relating to Our Business and Industry

We may not be able to continue to attract students to enroll in our programs or retain our existing students. As a result, our net revenue may decline and we may not be able to maintain profitability.

The success of our business largely depends on our ability to attract new students and retain existing students as well as the amount of course fees our students are willing to pay, which in turn depends on a variety of factors. These factors include our ability to refine our personalized service model, improve our services, develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our service quality, effectively market our programs to a broader base of prospective students and respond to competitive pressures. If we are unable to continue to attract students to enroll in our programs or retain existing students without a significant decrease in course fees or a significant increase in selling and marketing expenses, our net revenue may decline and we may not be able to maintain profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

We may not be able to continue to attract and retain qualified service professionals. As a result, we may not be able to maintain consistent service quality throughout our service network, and our brand, business and results of operations may be materially and adversely affected.

Our service professionals, including instructors, education consultants, study counselors and psychological counselors, are critical to maintaining the quality of our services and programs as well as our brand and reputation because they interact with our students on a regular basis and because our personalized tutoring service model requires significantly more service professionals per student than do other service models using class-based tutoring. We must continue to attract qualified service professionals who have the relevant experience, expertise and qualifications that meet our requirements, of which professionals there are a limited number. We must provide competitive compensation and benefits packages to attract and retain qualified service professionals. If we are unable to hire qualified service professionals without incurring significant incremental recruitment and compensation expenses, our business, results of operations and financial condition may be materially and adversely affected.

Historically, the attrition rates for our service professionals were 26.0%, 22.3% and 25.2% for 2009, 2010 and 2011, respectively. The attrition of our service professionals has generally resulted from our performance-driven salary structure that comprises of variable components, career development prospects perceived by our service professionals and our stringent performance evaluation process and is affected by seasonality associated with the academic calendar. We had a higher attrition rate in 2011 compared to 2010, which was primarily attributable to change in the compensation structure for our education consultants started in the first half of 2011.

Under our service model, education consultants are the first group of service professionals with direct contact with prospective students. Our education consultants provide preliminary consultation and assessment of the students, and help the students form a customized study plan. As such, education consultants are instrumental in both recruiting and retaining the students. Before the change to their compensation structure in the first half of 2011, our education consultants were paid immediately when students signed the service contracts and the course fees were collected. Under the changed compensation structure, a significant portion of our education consultants’ compensation would be paid on a continuous basis and as the course hours are delivered. Our goal was to require the education consultants to make more efforts retaining their students, improve customer service and foster sustainable growth. Although we anticipated a short-term increase in the resignations of education consultants following such change, the actual number of resignations in mid to late 2011 was more significant than we had anticipated. As a result, the growth in students served and course hours delivered in the second half of 2011 slowed down, which, in turn, caused a slowdown in the revenue growth in the second half of 2011 compared to the previous periods. The employment agreements we have entered into with all of our employees (including education consultants) contain non-competition provisions. Under the PRC law, to fully enforce a non-competition agreement, the employer must pay reasonable compensation to the terminated employee on a monthly basis throughout the non-competition period. Given the large number of education consultants and the small number of prospective students each education consultant can influence, we typically do not decide to enforce the non-competition provision against resigned education consultants and do not normally pay them the monthly non-competition compensation. Although the departure of the large number of resigned education consultants adversely affected our student recruitment, we do not believe that our decision not to enforce the non-competition provisions against them significantly affected our student retention, as the refund rate, defined as the percentage of course fee refunded in a period out of the total amount of course fees collected in such period, was 7.1% in 2011, compared to 9.1% in 2010. We have taken the following measures to try to reverse such slowdown since the beginning of 2012: (1) vigorously recruiting new education consultants and (2) enhancing the training programs for our education consultants, with an emphasis on helping young education consultants advance in their career path and encouraging senior education consultants to be more proactive. As a general initiative, we also try to help our service professionals adapt to our business culture and enhance their internal career development opportunities in order to maintain a healthy level of attrition. However, we cannot assure you that the programs we have developed or may adopt to retain our service professionals (including the education consultants) will be effective in allowing us to maintain our target service professional attrition levels. If we are unable to retain qualified service professionals and reduce their attrition rate without incurring significant retention expenses, our business, results of operations and financial condition may be materially and adversely affected.

A small portion of our tutoring courses are delivered by instructors who are teachers at public schools and work at our learning centers on a contractual basis. The practice of paid tutoring by teachers of public schools has received increased regulatory scrutiny in recent years. Some provinces and municipalities where we have substantial business operations, such as Beijing, Tianjin, Jiangsu, Hunan, Guangdong and Shaanxi, have promulgated local regulations prohibiting public school teachers from providing paid tutoring services. Similar regulations may be adopted in more provinces and municipalities where we have substantial business operations or plan to expand our service network. In 2011, approximately 3.5% of our total course hours were delivered by contract instructors who are teachers at public schools. If these instructors choose to, or are forced to, discontinue their employment relationship with us to comply with the relevant local regulations, we may need to seek new instructors to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all. In addition, we may experience a reduced supply of instructors in those provinces and municipalities, which may further increase the strain on and difficulty of our recruiting efforts. Furthermore, while none of the existing local regulations currently imposes any penalty on service providers like us for hiring full-time public school teachers, we cannot assure you that these regulations will not be amended, or that new regulations will not be adopted, to impose such penalties in the future.

In addition, we may not be able to hire and retain enough qualified service professionals to keep pace with our anticipated growth at acceptable costs and on a timely basis while maintaining consistency in the quality of our services across our learning center network. Shortages of qualified service professionals, actual or perceived decreases in the quality of our services or increases in recruiting, compensation or retention costs in one or more of our current or future markets may impede our expansion efforts and may have a material adverse effect on our business prospects and results of operations.

Our limited history of offering personalized tutoring services may not serve as an adequate basis for evaluating our future prospects, financial condition and results of operations.

Although our founders were in the educational service business since as early as 2001, we only started our personalized tutoring services in 2004 and have experienced significant growth only since 2007. Our limited operating history may not provide a meaningful basis on which to evaluate our business. Despite the growth in our revenue in recent years, we incurred net losses for the fiscal year ended December 31, 2007, 2008 and 2009. Although we recorded net income in 2010 and 2011, we cannot guarantee you that we will remain profitable or will not incur net losses in the future. We expect that both our cost and our operating expenses will increase as we continue our business expansions and that we may face difficulties maintaining profitability. Thus, our limited operating history may not provide you with a sufficient basis upon which to evaluate our future prospects, financial condition and results of operations.

We have incurred losses in the past and may incur losses in the future.

We incurred net losses attributable to our company of $12.5 million and $1.6 million in 2008 and 2009, respectively, and recorded an accumulated shareholders’ deficit of $21.7 million as of December 31, 2009. As we expect our costs to increase as we continue to expand our business and operations, we may incur losses in the future. Although we generated net income of $10.3 million and $4.8 million in 2010 and 2011, respectively, we cannot assure you that we will be able to sustain profitability in the future.

We may not be able to manage our business expansion and increasingly complicated operations effectively, which could harm our business.

We have expanded rapidly in recent years and plan to continue expanding our operations primarily through organic growth. The number of our learning centers increased from 108 as of December 31, 2008 to 295 as of December 31, 2011, and is expected to continue to grow. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. To manage the expected growth of our operations, we need to expand our existing operational, administrative, technological and financial systems, procedures and controls as well as expand, train and manage our employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned expansion of and upgrade in personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate any entities we may acquire or any strategic alliances we may form into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities and to manage our existing operations, which in turn may have a material adverse effect on our financial condition and results of operations.

In addition, as a part of our growth strategy, we intend to form strategic alliances and make selective complementary acquisitions and investments to help drive future growth. For example, in March 2012, Xueda Information and two individuals entered into a share transfer framework agreement with the selling shareholders of Beijing Weland International Education and Technology Corp., or Weland, a company incorporated in China that organizes Chinese students to attend various model United Nations conferences and the relevant training in the United States and China. Pursuant to this agreement, subject to certain conditions to be fulfilled by the selling shareholders of Weland, Xueda Information agrees to purchase and the selling shareholders agree to sell 60% of the equity interest in Weland for a consideration of RMB18.9 million ($3.0 million).We expect this acquisition to diversify our services. Our strategic alliances, acquisitions and investments involve substantial risks and uncertainties, including:

•      our ability to form strategic alliances and identify and acquire targets in a cost-effective manner;

•      our ability to obtain approval from relevant government authorities for the acquisitions and comply with applicable rules and regulations for such acquisitions;

•      our ability to integrate new operations, services and personnel;

•      potential ongoing financial obligations in connection with alliances and acquisitions;

•      potential unforeseen or hidden liabilities, including litigation claims or tax liabilities, associated with acquired entities;

•      the diversion of resources and management attention from our existing businesses;

•      failure to achieve the intended revenues and other benefits expected from the alliances, acquisitions and investments;

•      our ability to generate sufficient revenues to offset the costs and expenses of alliances, acquisitions and investments; and

•      potential loss of, or harm to, employee or customer relationships as a result of ownership changes.

If any one or more of these risks or uncertainties materialize or if any of the strategic objectives we contemplated is not achieved, our strategic alliances, acquisitions or investments may not be beneficial to us and may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to achieve or maintain economies of scale with the expansion of our network of learning centers, our results of operations may be materially and adversely affected.

The establishment of each new learning center involves an upfront investment in development of the facilities, hiring of service professionals, and incurs selling, marketing, administrative and other operating expenses. Our revenue and profitability depend on, among other things, the number of students we can attract to our new learning centers, the number of course hours they purchase, the amount of course fee they are willing to pay, as well as the cost savings we may be able to achieve by sharing administration, procurement and other resources among the various learning centers. If the new learning centers are unable to generate sufficient revenue to offset the development and operating costs, or if we are unable to effectively achieve resource sharing among the learning centers to reduce costs, our results of operations will be adversely affected.

We may not be able to renew leases, control rent increases at our existing learning center locations or obtain leases at premium locations for new learning centers at reasonable prices.

Except for three learning centers in Hefei, Anhui Province, Jinan, Shandong Province and Hangzhou, Zhejiang Province, which own an aggregate space of 1,290 square meters, we currently lease all of the properties we use to operate our business. The term of our leases for the learning centers typically ranges from one to five years. Some of our learning centers have entered into multiple leases of multiple premises in the same building in order to obtain sufficient operational space. Some of our other learning centers operate in different buildings in the same geographic location, and therefore have multiple leases.

As a result, as of December 31, 2011, we had a total of 295 learning centers established and operated by our VIE’s subsidiaries or private schools, and 431 leases for these learning centers, representing all properties leased by our VIE, its subsidiaries and private schools for the tutoring services we provide. Among these leases, 109 will expire by December 31, 2012 and 21 do not contain a priority renewal provision which provides the lessee with the right of first refusal to renew the lease on the terms and conditions offered by the lessor for renewal upon the expiration of the lease. At the end of the lease term, we may need to negotiate for a new lease or an extension of the existing lease and may be forced to find a new lease location, which could involve substantial rent increases and leasehold improvement costs. In addition, we compete with numerous other businesses for sites in a highly competitive market, and some landlords and developers may exclusively grant locations to our competitors. As a result, we may not be able to obtain new leases or renew existing ones on acceptable terms or at all, which could adversely affect our business, results of operations and financial condition.

Certain of our leases may subject us to government penalties or may be challenged by property owners or other third parties.

Some of the premises of our learning centers are located on land owned by villages and rural organizations, or collectively-owned land, which is not permitted to be leased for a non-agricultural use under PRC law. Certain other of our leased properties are located on land the use of which is restricted and not permitted for our current use. As of December 31, 2011, we operated a total of 295 learning centers. As of December 31, 2011, a total of approximately 7,800 square meters of our leased properties for these learning centers, representing approximately 3.2% of the total size of our learning center leases, were located on land that cannot be used for our current purpose. Our lease of properties located on such land may subject us to government penalties at a rate we believe, based on our review of the applicable regulations, up to RMB30 ($4.8) per square meter, or up to RMB234,000 ($37,206) in total. As of the date of this annual report, we have not been subject to any penalty for leasing properties built on such land.

In addition, some lessors of premises we lease for the operation of learning centers have not provided us with evidence of their valid and enforceable building ownership or evidence of their rights or authority to lease or sub-lease such properties. As of December 31, 2011, leases for properties with such lease right deficiencies amounted to approximately 15,560 square meters, representing approximately 6.3% of the total size of all of our learning center leases.

We were aware of these deficiencies as a result of our due diligence investigation conducted by our local management teams prior to our entry into these leases. Our local management teams follow our procedure for identifying and assessing risks in connection with our leases, and report their findings to our management team at our corporate headquarters, who make a final business decision after assessing of the likely impact of the relevant deficiencies. Certain of these deficiencies are caused by the time required by the relevant government authorities to issue the title certificates after acquisition or change of ownership of the building, typically ranging from one to two years. Other deficiencies were outweighed by the business considerations, such as location and ease of access and rent.

As of the date of this annual report, no dispute has arisen as to the legal title of any of such leased properties or our right to occupy the properties. If any such dispute were to arise, we may be required to vacate such properties under dispute and relocate, which will disrupt our tutoring services and adversely affect our customer relationship. We may also be subject to administrative penalties for our lease of properties not permitted to be used for our current purpose. If we are not able to find desirable premises to relocate to, or if relocation cannot be completed with reasonable costs and on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends on the strength of our reputation and brand in the marketplace. We may not be able to attract new students or to retain existing students if we cannot continue to protect, leverage and enhance our reputation and brand successfully in the marketplace.

Our operational and financial performance and the successful growth of our business are highly dependent on our reputation and market awareness of our “Xueda” brand. We believe maintaining and enhancing our reputation and our “Xueda” brand is critical to maintaining and enhancing our competitive advantage and growing our business. The personalized tutoring services we offer to primary and secondary school students throughout many provinces and municipalities in China place significant demands on us to maintain the consistency and quality of our services to ensure our reputation and brand do not suffer from any actual or perceived deterioration in the quality of our services. As we continue to grow in size, expand our services and extend our geographical reach, maintaining the quality and consistency of our services may be more difficult. Any alleged deterioration in the quality of our services or any negative publicity about our services or learning centers, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

We face significant competition in the services we offer and in each geographic market in which we operate. If we fail to compete effectively, we may lose market share, and our results of operations and financial condition may be materially and adversely affected.

In China, the educational services market, particularly the tutoring sector, is rapidly evolving, highly fragmented and intensely competitive. We expect competition in this sector to persist and further intensify. We face competition from other large market participants and a number of smaller, mostly local and regional players. Moreover, competition is particularly intense in some of the key geographic markets in which we operate, such as Beijing and Shanghai.

We also face competition from many different companies which focus on multiple areas related to our business and are able to cross-sell their services across their business lines. These companies may be able to more quickly adapt to changing technology, student preferences and market conditions in these markets than us and may, therefore, have a competitive advantage over us.

The increasing use of the Internet and advances in Internet- and computer- related technologies are eliminating geographic and cost-entry barriers to providing tutoring services. As a result, many international companies that offer online test preparation and language training courses may decide to expand their presence in China or to try to penetrate the China market. Many of these international companies have strong education brands, and students and parents in China may be attracted to these companies’ programs for the perceived advantages these programs may offer. In addition, many smaller companies, both domestic and international, are able to use the Internet to quickly and cost-effectively offer their services to a large number of students with less capital expenditure than previously required.

Competition could result in loss of market share and revenues, higher expenses and lower profit margins; it could also limit our future growth. A number of our current and potential future competitors may have greater financial and other resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards or new technologies. They also compete with us in recruiting qualified service and management professionals and may attempt to solicit our employees.

In response to competition, we may have to reduce course fees or increase spending in order to retain or attract students or to pursue new market opportunities. We may also have to incur additional recruiting, compensation and retention expenses in order to attract and retain service professionals and management personnel. We cannot assure you that we will be able to compete successfully against current and future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures in a timely and effective manner, we may lose market share and our results of operations and financial condition may be materially and adversely affected.

We face risks related to severe weather conditions, natural disasters, health epidemics and other similar events, any of which could result in reduced attendance or temporary or long-term closure of our facilities.

Our business could be disrupted or otherwise adversely affected by severe weather conditions, such as snow, storm or hurricane, natural disasters, such as earthquakes, health epidemics, such as an outbreak of avian influenza or severe acute respiratory syndrome, and other similar events. The occurrence of any such event could result in reduced attendance in, or even require the temporary or long-term closure of, our learning centers and other business facilities, and could severely disrupt our business operations and adversely affect our results of operations and financial condition.

Our business depends on the continuing efforts of our senior management team, local management teams and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, as well as the local management teams that directly manage and operate our learning centers at the various locations throughout China. For example, Mr. Xin Jin, our co-founder and chief executive officer, and Mr. Junfeng Gao, our chief financial officer, are key to our business. If one or more members of our senior management team or a substantial number of the members of our local management teams are unable or unwilling to continue in their present positions, we may not be able to replace them easily, if at all. For instance, two of our former executive officers who served as our president and chief information officer resigned in February and March 2012, respectively, for personal reasons. We may also incur additional expenses to recruit and retain qualified replacements, which may materially and adversely affect our financial condition and results of operations.

In 2009, 2010 and 2011, the attrition rates of our senior management team were 17%, nil and 17%, respectively, and the attrition rates of our local management team were 17%, 9% and 20%, respectively, over the same period. In addition, although the employment agreement we enter into with each of our employees contains confidentiality and non-competition provisions and we pay the required compensation to resigned senior management team members in consideration for the non-competition provisions, if any resigned member of our senior management team or any resigned key member of our local management teams breaches such obligations and joins a competitor or forms a competing company, we may lose students, instructors, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense, and the pool of qualified candidates is very limited. We may not be able to retain the services of our senior management team or key members of our local management teams, or attract and retain high-quality senior management team or key members of local management teams in the future, which could have a material adverse effect on our business and results of operations.

If we are not able to continually enhance our services and adapt them to rapid pedagogical innovations and evolving student needs and preferences, we may lose market share, and our business could be adversely affected.

Our services and customer satisfaction are vital to the success of our business. The market for such services is characterized by rapid pedagogical innovations and evolving user preferences. We must quickly identify areas for improvement and enhance our services to adapt to any pedagogical innovation, changes in curriculum and evolving student needs and preferences. For example, we expect to continue to invest in the development and launch of supplementary online service offerings in selected academic subjects on a pilot basis to augment our tutoring services and as an aid to our personalized content delivery, but the timing of the full-scale launch of such services will only be determined based on the results of this limited pilot test. We may not be able to adapt these planned supplementary online service offerings and other services in a timely and cost-effective manner. If improvements to our services are delayed or are not aligned with market expectations, needs or preferences, we may lose market share, and our business could be materially and adversely affected.

If we fail to successfully develop and introduce new services in time, our competitive position and ability to generate revenue could be harmed.

Our future success depends in part on our ability to develop new services. The planned timing or introduction of new services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational or other problems could delay or prevent the introduction of one or more of our new services. Moreover, we cannot assure you that any of our new services will achieve widespread market acceptance or generate incremental revenue. If our efforts to develop, market and sell new services to the market are not successful, our financial position, results of operations and cash flows could be materially and adversely affected.

Failure to adequately and promptly respond to changes in curriculum, testing materials and standards or the current assessment and testing systems and admission standards in China could cause our services and products to be less attractive to our students.

There have been continuous changes in the focus of the subjects and questions tested in high school and college entrance exams in China and the format of the tests and the manner in which the tests are administered. These changes require us to continually update and enhance our curriculum, test preparation materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees. Further, we understand the Chinese Ministry of Education, or the MOE, has been discussing reforms of the curriculum of primary and secondary schools. Therefore, school curriculum will likely undergo changes, and our tutoring programs and materials will need to be adapted for such changes. Failure to respond in a timely manner to such changes will adversely impact the marketability of our services.

A substantial number of our students enroll in our tutoring programs to achieve better exam performance in school and in entrance exams. However, educational institutions and government authorities in China have initiated discussions and conducted some early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2011, 80 universities and colleges were allowed to recruit up to 5% of their students through independently administered tests according to a notice promulgated by the MOE, although students admitted in this manner still need to meet certain thresholds in the national college entrance exam. It has been reported that the number of such universities and colleges will further increase. If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for our tutoring services may deteriorate, and our business will be materially and adversely affected.

In the course of preparing our consolidated financial statements, we have identified a material weakness in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the SOX. As required by Section 404 of the SOX and related rules as promulgated by the Securities and Exchange Commission, or the SEC, we are required to include a report of management on the effectiveness of our internal control over financial reporting in our annual report. In addition, under such rules, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting.

Using the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management assessed the effectiveness of our internal over financial reporting for the period covered by this annual report and has identified a material weakness in our internal control over financial reporting and has concluded that as of December 31, 2011, our disclosure controls and procedures and our internal control over financial reporting were not effective.  Our independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011. See “Item 15. Controls and Procedures.”

Despite our efforts to ensure the integrity of our financial reporting process, we cannot assure you that the material weakness identified in our internal control over financial reporting would be successfully remediated. Furthermore, we cannot assure you that additional weakness in our internal control over financial reporting will not be identified in the future. Any failure to maintain existing controls or implement new controls would result in additional material weakness and cause us fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the NYSE. In addition, any such failure could result in material misstatements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price or lawsuits being filed against us by our shareholders or otherwise harm our reputation. In addition, we may require more resources and incur more costs than currently expected to remediate our identified material weakness or any additional material weakness that may be identified in the future, which may adversely affect our results of operations.

We may not be able to adequately protect our intellectual property, and our current or future competitors may independently develop intellectual property similar to ours, which could cause us to be less competitive.

Our trademarks, trade names, copyrights, trade secrets and other intellectual property rights are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secret laws and confidentiality agreements with our employees and others to protect our intellectual property rights. Our PRC subsidiary, Xuecheng Century (Beijing) Information Technology Co., Ltd., or Xuecheng Century, has registered various trademarks and logos, including “ “, “Xueda,” ““ and ““, with the Trademark Office of the State Administration for Industry and Commerce in China, or the SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of other trademarks and logos, including ““and “Elite Class”, which means “prime learning”, for our small-group tutoring programs and other trademarks and logos which we believe are material for our operations. Normally it takes two to three years to obtain the registration after application. We expect the registration of these trademarks and logos to be completed during the period from 2012 to 2015 depending on the time each application was submitted. As our business grows and branding strategy develops, we may apply for the registration of additional trademarks and logos. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks.

Our main websites are www.21edu.com and www.xueda.com. We have also registered certain other domain names, including ejiajiao.com, exueda.com and xue.com. In addition, we have successfully registered copyrights with respect to certain of our internally developed software and our course materials that we believe are material to our business operations, including our proprietary personalized teaching system, educational resource integration system, personalized performance testing system, enterprise resource planning system, or ERP system, office administration system and course materials for the subject of English. We have also submitted applications for the copyright registration of course materials for the subject of Chinese, and expect to complete such registration in September 2012.

Despite all our efforts to register our trademarks, logos, software and course materials, we may not be able to sufficiently protect all our data and course materials. To date, we are not aware of any unauthorized use of or infringement upon our intellectual property. It may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is widespread in China, and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. Given the relative unpredictability of China’s legal system and potential difficulties in enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation. Failure to adequately protect our intellectual property could materially adversely affect our competitive position and our ability to attract students, which could in turn have a material adverse effect on our financial condition and results of operations.

We may be exposed to infringement claims by third parties, which claims could cause us to pay significant damage awards or settlement payments.

Third parties may initiate litigation against us alleging infringement upon their intellectual property rights. For example, our service professionals may use third-party copyrighted materials without proper authorization in providing tutoring services. We may incur liabilities for unauthorized use of third-party copyrighted materials, such as photos, videos or student-generated content, posted on our websites or used in our marketing materials. In the event we are required to pay significant damage awards or settlement payments, our results of operations and financial condition may be materially and adversely affected. To date, no material infringement claims has been brought against us. However, in the event that we are prevented from using certain intellectual property rights and fail to develop or license alterative intellectual property rights on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

We rely heavily on our information systems, and if we fail to further develop our technologies, or if our systems, software, applications, database or source code contain “bugs” or other undetected errors, our operations may be seriously disrupted.

The successful development and maintenance of our systems, software, applications and database, such as the information technology infrastructure underlying our personalized service delivery model, is critical to the attractiveness of our tutoring programs and management of our business operations. In order to achieve our strategic objectives and remain competitive, we must continue to develop and enhance our technology. These efforts may require us to acquire additional equipment and software and develop new applications. In addition, our technology platform, upon which our management systems and online programs operate, and our other databases, products, systems and source codes could contain undetected errors or “bugs” that could adversely affect their performance.

To date, our information systems have not encountered material errors or technical issues that have adversely affected or disrupted our operations. If we encounter errors or other service quality or reliability issues, or if we are unable to design, develop, implement and utilize information systems and the data derived from these systems, our ability to realize our strategic objectives and our profitability could be adversely affected, which may cause us to lose market share, harm our reputation and brand names, and materially adversely affect our business and results of operations.

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain satisfactory performance, reliability, security or availability of our network infrastructure may cause significant damage to our reputation and our ability to attract and retain students. Major risks involving our network structure include:

•      breakdowns or system failures resulting in a prolonged shutdown of our servers, including failures attributable to power shutdowns, attempts to gain unauthorized access to our systems, which may cause loss or corruption of data, including customer data, or malfunctions of software or hardware;

•      disruption or failure in the national backbone network;

•      damage from fire, flood, power loss and telecommunications failures; and

•      any infection by or spread of computer virus.

To date, we have not encountered any material unexpected network interruptions, security breaches, computer virus attacks or system failures. However, any network interruption or inadequacy that causes interruptions in the availability of our websites or deterioration in the quality of access to our websites could reduce customer satisfaction and result in a decrease in the number of students using our services. In addition, we may be subject to security breach caused by a computer hacker, which could involve attempts to gain unauthorized access to our systems or personal information stored in our systems or cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Furthermore, increases in the volume of traffic on our websites could strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This result would cause a disruption or suspension in our internal management or our online presence and programs, which would harm our brand and reputation and thus negatively affect our net revenue growth. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if we anticipate our systems cannot handle higher volumes of traffic in the future.

All of our servers and routers, including backup servers, are currently hosted by us within China. We do not currently maintain any backup servers outside of China. To improve performance and prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our websites to mirror our online resources.

Any significant interruption in the operations of our data storage center could cause a loss of data and adversely affect our ability to manage our network and technological infrastructure.

We host most of our data relating to our services, learning centers and operations in our data storage center in Beijing and have contracted with an outside provider for data backup services. We have not experienced any significant interruption. However, our current data backup arrangements may not be adequate to prevent an interruption or loss of our operational data due to natural disasters, fire, power interruption, act of terrorism or other unanticipated catastrophic events. Any significant interruptions or loss of data as a result of these events or our failure to successfully expand or upgrade our systems could reduce our ability manage our network and technological infrastructure and have an adverse impact on our business operations.

Any significant interruption in the operations of our call center could adversely affect our ability to respond to potential customers’ inquiries and other service requests in a timely manner.

We have a call center in Beijing which responds to inquiries from potential customers and provides customer service to our existing customers. We have not experienced any significant interruption in the operations of our call center. We do not currently have a risk mitigation plan for our call center to prevent an interruption of its operation due to natural disasters, accidents or other events. Any significant interruptions as a result of these events or our failure to successfully expand or upgrade our systems or manage the necessary expansions or upgrades in the call center could reduce our ability to respond to customer inquiries or service requests, which could in turn result in the loss of potential customers and damage our reputation.

We do not have any liability or business disruption insurance, and liability claims against us such as those due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results.

We could be held liable for accidents that occur at our learning centers or otherwise arise out of our operations. In the event of personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or otherwise liable for the injuries. The business insurance industry in China is still at an early stage of development, and insurance companies in China offer limited business insurance products. We currently do not have any liability insurance or business disruption insurance. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity and require substantial cost to defend and divert the time and attention of our management.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

U.S. GAAP prescribes how we account for share-based compensation and may have an adverse or negative impact on our results of operations or the price of our ADSs. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options, restricted shares or other stock-based awards under our 2009 share incentive plan. However, if we do not grant share options, restricted shares or other stock-based awards, or reduce the number of share options, restricted shares or other stock-based awards we grant, we may not be able to attract and retain key personnel. If we grant more share options, restricted shares or other stock-based awards to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

The learning centers of some of our VIE’s subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.

Based on the advice of our PRC counsel, Commerce & Finance Law Offices, we understand that under the framework and general principles of the Education Law of the PRC, which became effective on September 1, 1995 and was amended on August 27, 2009, the Law for Promoting Private Education, which became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules, which became effective on April 1, 2004, the operation of after-class tutoring business is not in violation of PRC laws and regulations. Under the relevant PRC laws, regulations and administrative requirements, to provide tutoring services, a company may, in the capacity of a school sponsor, obtain a school permit from the education authorities above county level to establish a private tutoring school under Article 17 of the Law for Promoting Private Education as the first step. Such school can then establish and operate learning centers to provide tutoring services. It normally takes four to 12 months to obtain a school permit. In addition, all learning centers of a private school are required to be registered with the local educational authorities. Alternatively, a company may obtain approval from the industry and commerce administration authorities above county level to include the relevant services in the authorized scope of business as specified in its business licenses under Article 3 of the Regulations on Administration of Enterprise Business Scope Registration. A company with “education services” or “tutoring services” included in its approved scope of business can directly establish and operate learning centers to provide tutoring services.

However, many local government authorities have different views and understandings of the relevant rules and regulations and have adopted different practices in granting school permits or issuing licenses for businesses that provide tutoring services. When we applied for school permits or registration of learning centers, the local education authorities in many cities in China have either informed us that no school permits will be issued to new private schools in their jurisdictions or do not permit learning centers established by private schools to be registered if such learning centers are not located in the same district as the private schools. In addition, the industry and commerce administration authorities in certain areas have adopted regional regulations of not allowing

“education services” or “tutoring services” to be included in the business scope of any company. These regional policies and practices adopted by local education authorities and industry and commerce administration authorities that vary from one geographic area to another in China have created significant obstacles for us to comply with all applicable rules and regulations for all of our local operations.

Our VIE uses both ways discussed above to establish learning centers to provide tutoring services. As of December 31, 2011, we operated a total of 295 learning centers, 182 of which were established and operated by our VIE’s 77 schools and 113 of which were established and operated by our VIE’s subsidiaries. 187 of these 295 learning centers had been either established and operated by private schools with the prerequisite permits or by the subsidiaries of our VIE with “tutoring services” included in their approved business scope, and are therefore in full compliance under relevant laws and regulations. 61 of these 295 learning centers were established and operated by our VIE’s subsidiaries that had included, among others, “education information” or “education technology related consultation,” rather than “education services” or “tutoring services,” in their respective approved business scope. The relevant PRC laws, regulations and administrative requirements do not clearly provide whether such companies also need to specifically include “tutoring services” in their authorized scope of business in order to operate private learning centers. We cannot assure you that these of our VIE’s subsidiaries will not be deemed to have exceeded their authorized scope of business. These 61 learning centers contributed a total of 18.9% of our revenue for 2011. In addition, 47 of our 295 learning centers were either established by our VIE’s subsidiaries that do not have any education related services in their approved scope of business, or were established by some of our VIE’s schools but were not properly registered as required. These 47 learning centers contributed a total of 7.0% of our revenue for 2011.

For the latter 108 learning centers discussed above, we have been taking various actions to address their potential or existing compliance issues. Given the regional regulations in many geographic areas that do not allow “education services” or “tutoring services” to be included in the business scope of any company, we currently primarily focus on establishing new schools to take over the operations of the affected learning centers from the relevant VIE’s subsidiaries or transferring their operations from the VIE’s subsidiaries to some of our VIE’s existing schools.

Specifically, we have taken, or are in the process of taking, the following measures to address the potential or existing compliance issues of these 108 learning centers:

•      We planned to establish 30 new schools to take over the operations of a total of 30 learning centers from our VIE’s subsidiaries that may not be in full compliance as discussed above. As of the date of this annual report, we had obtained school permits for four new schools which had taken over the operations of four learning centers. We had submitted application materials for another eight new schools which are expected to take over the operations of eight learning centers. We expect to obtain school permits for these schools within 12 months from the date of application. We also plan to submit application materials to the local education authorities for another 18 new schools in the near future.

•      We were also in the process of transferring the operations of 62 learning centers to some of our VIE’s existing schools. As of the date of this annual report, we had successfully transferred two learning centers to two of our VIE’s existing schools, had submitted application materials to local education authorities for transferring another six learning centers to three of our VIE’s existing schools, and were planning to submit application materials to local education authorities in the near future for the transfer of another 54 learning centers to our VIE’s existing schools.

•      We have closed two learning centers operated by the VIE’s subsidiaries that did not have any education related services in their approved scope of business.

•      For the remaining 14 of the 108 learning centers, as the local education authorities in the cities where these learning centers are located currently do not issue new school permits, we plan to establish new schools to take over these learning centers as soon as such restrictions are lifted.

Despite our efforts discussed above, we are uncertain of the time it may take to fully address the potential or existing compliance issues of all our learning centers, if at all.

Our VIE’s subsidiaries engaging in services exceeding the authorized business scope stated in their business licenses may be ordered to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 to RMB100,000. Under the PRC Administrative Penalties Law, which became effective on October 1, 1996 and was amended on August 27, 2009, these fines would not be assessed multiple times against the same entity for the same non-compliant act. In addition, under the PRC Regulations on Company Registration, which became effective on July 1, 1994 and was amended on December 18, 2005, and other relevant regulations, if a company conducts its business beyond its authorized business scope and in violation of other relevant regulations, it may be ordered to cease its operation. To date, none of our existing learning centers have been imposed any administrative penalties including fines.

As we continue to expand our tutoring network, the new learning centers we establish will be engaging in substantially identical business operations as those of our existing learning centers. As a result, our new learning centers will be subject to the same risks as our existing learning centers with respect to their operations outside their respective authorized scope of business.

Rules and regulations issued by certain government authorities may restrict or prohibit after-class tutoring services. Similar or more stringent rules or regulations that limit our ability to offer our services may be introduced in the future and materially and adversely affect our business, results of operations and financial condition.

Certain local government authorities had in the past issued notices or rules which prohibit private schools from offering after-school tutoring services by themselves or through cooperation with public schools. However, local government practices are inconsistent among the cities where we operate in implementing and enforcing such notices or rules. We have obtained the required education permits or business licenses for our tutoring services in most of these cities. None of our local operations has been subject to any penalties or other regulatory actions for violation of such notices or rules. In July 2010, the MOE issued the National Guidance on Mid- to Long-term Education Reform and Development, or the National Education Guidance, which expressly requires, among others, governments at various levels to subject private after-school tutoring service providers to appropriate regulation. We believe that the National Education Guidance reflects the latest developments of the PRC central government’s policy, which supports an appropriately regulated after-school tutoring sector rather than prohibits the after-school tutoring business. Based on the above reasons, we do not believe that these prohibitive local notices and rules will likely have any material effect on our business operations or expansion. However, if the local government authorities in any of the relevant cities start strictly enforcing the existing prohibitive notices or rules, or if future government rules and regulations entirely prohibit us from offering after-class tutoring services or impose more stringent limitations on the type or range of after-class tutoring services that we may offer, our business, results of operations and financial condition will be materially and adversely affected.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

China has passed a new Enterprise Income Tax Law, or the EIT Law, and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives previously granted to foreign-invested enterprises in China. The EIT Law (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

Under PRC laws and regulations, an enterprise that qualifies as a software enterprise may enjoy preferential tax benefits. Xuecheng Century was certified as a software enterprise in April 2010 and as a result is eligible for a two-year exemption of income tax from the first year it generates taxable income, followed by a 12.5% income tax rate for another three years. Such preferential tax treatment must be filed with tax authorities and software enterprises are subject to annual assessment. Enterprises which have not passed the annual assessment are not entitled to the above preferential treatments. If Xuecheng Century fails to maintain the status of a software enterprise, it will not be able to enjoy the reduced tax rate, and its tax rate will increase to 25% or the then current rate. If PRC laws and regulations were to phase out preferential tax benefits currently granted to software enterprises, Xuecheng Century would be subject to the standard enterprise income tax rate, which currently is 25%. Loss of this preferential tax treatment could have a material adverse effect on our financial condition and results of operations.

Our business and results of operations may be adversely affected by a severe and prolonged global economic downturn and the corresponding slowdown of the Chinese economy.

Recent global market and economic conditions have been unprecedented and challenging with recession in most major economies persisting in 2009 and significant market volatility since then. Continued concerns about the systemic impact of a potentially long-term and widespread recession, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to unprecedented volatility levels. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not work effectively or quickly enough to maintain economic growth in China or avert a severe economic downturn.

Since we derive all of our revenues from our operations in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business and results of operations. Our revenues depend on our students’ spending on tutoring services, which in turn depends on the level of current and expected household disposable income and willingness to spend of the students’ families. As there are still substantial uncertainties in the current and future conditions of global and Chinese economies, our potential customers may reduce their spending on tutoring services or seek less expensive alternatives. Moreover, since we require prepayment of course fees, certain potential customers who prefer installment payments due to economic and other concerns may be or may become unwilling or unable to purchase our services. Further disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions, if and when such financing is needed.

We generate a substantial portion of our revenues from a small number of cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our business and results of operations.

For the fiscal year ended December 31, 2011, we generated approximately 12.9% of our net revenue from learning centers located in Beijing. The next five cities where we derived most revenues, including Xi’an, Shanghai, Guangzhou, Tianjin and Nanjing, collectively contributed approximately 31.5% of our net revenue for 2011. We expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a severe economic downturn, a natural disaster or outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

Our business may be, directly or indirectly, affected by misconduct of other educational service providers.

The tutoring sector in China is rapidly developing, and we, like all other participants in the sector, are still enhancing our brand awareness and building trust with students and their parents, which is critical to our business. Actual or perceived misconduct or bankruptcy of other similar service providers may lead to the distrust of tutoring by students and their parents, and we may suffer from reduced business as a result. Misconduct or bankruptcy of third parties, as well as any allegation or perception of such, is beyond our control, and if any such event occurs, it may have an adverse effect on our business.

Risks Related to Regulation of Our Business and Our Corporate Structure

All aspects of our business are subject to extensive regulation in China. We may not be in full compliance with these regulations, and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

The Chinese government regulates all aspects of our business and operations, including licensing of parties to perform various services, standards for the operations of learning centers and foreign investments in the education industry. The laws and regulations applicable to the education sector are subject to amendments from time to time, and new laws and regulations may be adopted, some of which may negatively affect our business, either retroactively or prospectively.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our PRC subsidiary, Xuecheng Century, is a foreign-invested enterprise. PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China. However, many local government authorities have different views and understandings of the relevant rules and regulations and have adopted different practices in granting licenses and permits for entities (particularly, foreign-invested entities) providing tutoring services. As a result, we conduct our tutoring business in China primarily through a series of contractual arrangements between Xuecheng Century, and its affiliated entities and persons in China such as our VIE, Xueda Information, and its shareholders. Our VIE and its subsidiaries and schools are the entities that hold certain licenses and permits relating to our tutoring business in China. We have been and expect to continue to be dependent on our VIE and its subsidiaries and schools to operate our business.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, (i) the ownership structures of our VIE and its subsidiaries and schools, and our PRC subsidiary, are in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements among our PRC subsidiary, our VIE, and the shareholders of our VIE are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel.

For example, the Ministry of Commerce, or the MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our tutoring services fall into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our VIE prior to the effectiveness of these circulars and rules, we do not believe we are required to submit our existing contractual arrangement to the MOFCOM for security review. However, we are advised by our PRC legal counsel that, as these circulars and rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

In addition, various media sources have recently reported that the China Securities Regulatory Commission, or the CSRC, has prepared a report for the State Council suggesting regulating the use of the VIE structure, such as ours, in the context of foreign investment in China and overseas listings. However, it is unclear whether the CSRC has officially submitted such a report, what specific content such report contains and whether and when any further action will be taken by the State Council, the CSRC, the MOFCOM or any other PRC government authority regarding the use of the VIE structure.

Accordingly, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, including the MOFCOM Security Review Rules and any future regulations regarding the use of the VIE structure promulgated by any PRC government authority, or we fail to obtain or maintain any of the required licenses or permits, the relevant PRC regulatory authorities including the MOE and the MOFCOM, which regulate the education industry and foreign investment in China, respectively, would have broad discretion in dealing with such violations, including:

•      revoking the business and operating licenses of our PRC subsidiary and affiliated entities;

•      discontinuing or restricting the operations of any related party transactions among our PRC subsidiary and affiliated entities;

•      imposing fines or other requirements with which we or our PRC subsidiary and affiliated entities may not be able to comply;

•      requiring us or our PRC subsidiary and affiliated entities to restructure or unwind the relevant ownership structure or operations; or

•      restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China.

The imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for substantially all of our China operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to operate our education business. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE and its subsidiaries. If we had direct ownership of our VIE and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE and its subsidiaries, which could then effect changes, subject to any applicable fiduciary duties, at the management level.

We may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with our VIE and its shareholders in the event of a breach or non-compliance by our VIE or its shareholders.

If our VIE or any of its shareholders fails to perform its, his or her respective obligations under the contractual arrangements with our VIE and its shareholders, we may have to incur substantial costs and expend significant resources to enforce such arrangements. We may also rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, but these remedies may not be effective. For example, provided that the then-applicable laws permit, if the shareholders of our VIE were to refuse to transfer their equity interest in the VIE to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

In addition, these contractual arrangements, including the Amended and Restated Exclusive Technology Consulting and Management Service Agreement, or the Exclusive Service Agreement, the Amended and Restated Pledge Agreement, or the Pledge Agreement, the Amended and Restated Exclusive Purchase Right Contract, or the Exclusive Purchase Right Contract, and the related Powers of Attorney, are governed by PRC law, and all but the Powers of Attorney provide for the resolution of disputes through arbitration before the China International Economic and Trade Arbitration Center, or CIETAC, in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these arrangements would be resolved through arbitration before CIETAC or, in the case of disputes arising from the Powers of Attorney, through litigation in the PRC, in each case in accordance with PRC legal procedures. Furthermore, although CIETAC may award the same type of relief to the prevailing party in an arbitration proceeding as that granted by a court in a civil action, CIETAC does not have the authority to enforce arbitral awards. In the event that we prevail in an arbitration proceeding before CIETAC, we may nevertheless have to apply to a PRC court for the enforcement of the arbitral award relating to the contractual arrangements. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. See “— Risk Factors Relating to Doing Business in China — The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.” As a result, although the enforceability of the contractual arrangements is not affected, it might be less certain as to how these contractual arrangements would be enforced. In the event that we are unable to enforce these contractual arrangements to the fullest extent, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially and adversely affected.

Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition.

Currently, certain shareholders of our VIE, namely Xin Jin, Rubin Li, Jinbo Yao, Qiang Deng, Yafei Wang, Chaoming Chai and CDH (through Junhong Piao, its designated holder) are also beneficial owners of our company. Certain shareholders of our VIE are also directors (namely, Xin Jin, Rubin Li, Jinbo Yao and Yafei Wang) or have appointed a director of our company (namely, CDH) or employees (namely, Qiang Deng) of our company. In addition, Rubin Li, Xin Jin, Jinbo Yao, Yafei Wang and Junhong Piao are directors of our VIE, Xin Jin is the chairman of our VIE’s board of directors and Rubin Li is the general manager of our VIE. Conflicts of interest between (i) their duties to our company and shareholders (including the holders of our ADSs who are not otherwise affiliated with our VIE) and (ii) those as the major shareholders, directors and officers of our VIE may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company and our shareholders, or that conflicts of interest will be resolved in our favor.

For example, these parties with dual roles may decide to transfer significant business or assets of the VIE to other legal entities they own or control but are not controlled by us, or opportunities may arise in the future for these individuals to sell the VIE or its significant business or assets to third parties at a premium. Under either circumstance, the consideration of such a transfer or sale would be paid to the shareholders of the VIE (including these parties), not to our company or our other shareholders, yet our company would lose all or a significant portion of our underlying business, which would be materially detrimental to our other shareholders. Decisions relating to the VIE like this would be controlled by our company under our contractual arrangements with the VIE and its shareholders. Two of our company’s independent directors, Mr. Sean Shao and Mr. Cheung Kin Au-Yueng, do not own any equity interest or hold any office in the VIE and therefore are also independent of the parties with dual roles as discussed above. In situations such as the above discussed potential transactions, these two independent directors are the only fiduciaries our unaffiliated shareholders may rely on to safeguard their interests. However, due to the majority seats on our board of directors held by the parties with dual roles and their control over our company, there would be no effective way for these two independent directors or the other shareholders of our company to prevent the parties with dual roles from making decisions on behalf our company that only favor themselves as shareholders of the VIE.

In addition, these individuals may breach or cause our VIE or its subsidiaries or schools to breach or refuse to renew existing contractual arrangements that allow us to effectively control our VIE and its subsidiaries and schools, and to receive economic benefits from them. Currently, we do not have existing arrangements to address such potential conflicts of interest between these individuals and our company. We rely on those of our VIE’s shareholders who are also our directors to abide by the laws of the Cayman Islands and China, both of which provide that a company’s directors and officers owe a fiduciary duty to such company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain.

If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

The contractual arrangements our PRC subsidiary has entered into with our VIE and its shareholders may result in adverse tax consequences to us; such arrangements may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIE and its shareholders owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties should be priced on an arm’s-length basis and may be subject to audit or challenge by PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xuecheng Century and our VIE and its shareholders do not represent an arm’s-length price and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities for our VIE. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits or pay additional taxes for prior tax years and impose late payment fees and other penalties on our VIE and its subsidiaries for underpayment of prior taxes. Similar contractual arrangements have been used by many other overseas-listed China-based companies and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies to date. However, we cannot assure you that such penalties will not be imposed on us in the future and we are not able to assess with any degree of certainty the likelihood or remoteness of regulatory authorities implementing the relevant laws and regulations in a way that would materially and adversely affect our business. Our consolidated net income may be materially and adversely affected if our VIE’s and its subsidiaries’ tax liabilities increase or if our VIE or its subsidiaries are found to be subject to additional taxes, late payment fees or other penalties.

Our VIE and its subsidiaries may be subject to significant limitations on their ability to distribute economic returns of their private tutoring schools or otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal laws and regulations governing private education in China are The Law for Promoting Private Education and the PE Implementation Rules. Under these laws and regulations, a private school may elect to be a school that does not distribute reasonable returns or a school that distributes reasonable returns. As of December 31, 2011, 75 of our 77 schools were registered as private schools that distribute reasonable returns, and the remaining two of our schools were registered as schools that do not distribute reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment. In the case of a private school that distributes reasonable returns, this amount may not be less than 25% of the annual net income of the schools, while in the case of a private school that does not distribute reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC.

All of our VIE’s private tutoring schools are controlled by our VIE or its respective subsidiaries or schools and are currently in compliance with the existing laws and regulations regarding the allocation of their development funds. A private school that distributes reasonable returns must publicly disclose such election and additional information required under the regulations. A private school should consider factors such as the school’s tuition fees, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to its sponsors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” None of the current PRC laws and regulations sets forth sponsors’ economic rights in schools that do not distribute reasonable returns. These requirements and the lack of clear guidance may limit the ability of the private tutoring schools established and operated by the VIE and its subsidiaries to distribute their economic returns.

In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. New laws or regulations might be adopted to:

•      impose significant limitations on the ability of our private tutoring schools to operate their business, charge course fees or make payments to related parties; or

•      specify the formula for calculating reasonable returns.

We cannot predict the timing and effects or assess the likelihood or remoteness, of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our VIE’s and its subsidiaries’ operations could have a material adverse effect on our business, prospects and results of operations.

If our VIE or any of its subsidiaries or schools becomes the subject of a bankruptcy or liquidation proceeding, or if we fail to prevent our VIE or any of its subsidiaries or schools from entering into third-party liens or assigning other rights to third parties without our permission and approval, we may lose the ability to use and enjoy assets held by our VIE or any of its subsidiaries or schools, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

We currently conduct our operations in China through contractual arrangements with our VIE and its shareholders. As part of these arrangements, our VIE and its subsidiaries and schools hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIE or any of its subsidiaries or schools undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

Under Section 2.1 of the Exclusive Purchase Right Contract, our VIE undertakes that, before the proposed purchase, (i) it will prudentially and effectively conduct its business, deal with its affairs and maintain its existence in accordance with good financial and commercial standards and practices; and (ii) it will at all times conduct all of its operations during the ordinary course of business so as to maintain the value of its assets and will refrain from any action or inaction sufficient to affect its operating conditions or asset value. Under Section 2.2 of the Exclusive Purchase Right Contract, each of our VIE’s shareholders further undertakes that, other than the pledge created on the equity interest of our VIE under the Pledge Agreement, (i) without prior written consent of Xuecheng Century, such shareholder will not sell, transfer, mortgage or otherwise dispose of any legal or beneficial interest in our VIE or allow the creation of any encumbrance thereon; and (ii) such shareholder will cause the shareholders’ meeting of our VIE not to approve, in the absence of Xuecheng Century’s prior written consent, sale, transfer, mortgage or other disposal of any legal or beneficial interest in our VIE or creation of any encumbrance thereon. Under the above undertakings, our VIE and its shareholders cannot enter into any third-party lien on, or assign to third parties other rights relating to, any physical assets our VIE directly owns if such lien or assignment would cause them to breach these undertakings. In addition, as our VIE holds all the equity interest in its subsidiaries or all the sponsorship interest in its schools, and as such, has full control over its subsidiaries’ and schools’ decisions to make any such lien or assignment under both the PRC law and internal decision-making policies of the VIE’s subsidiaries and schools, the above undertakings also prevent the VIE from permitting any of its subsidiaries or schools to enter into such lien or make such assignment if it would cause our VIE to breach these undertakings.

In addition, under Section 7.1.10 of the Pledge Agreement, it would constitute an event of default if the property of the pledgors (i.e., the shareholders of the VIE) is adversely affected, causing the pledgee (i.e., Xuecheng Century) to believe that the ability of the pledgors to perform under the Pledge Agreement has been adversely affected.  As the executive director of each of our VIE’s subsidiaries and the majority of the decision-making body of most of the schools are also the pledgors under the Pledge Agreement, the above event of default provision also prevents such director or member of the decision-making body from making any decision on behalf any of our VIE’s subsidiaries or schools if such decision would adversely affect the pledgor’s property.

Furthermore, pursuant to paragraph 2 of the Powers of Attorney executed by each of our VIE’s shareholders, each such shareholder authorizes Xuecheng Century to exclusively exercise his or her shareholder’s right in our VIE, including but not limited to the power to vote at shareholders’ meetings and execute shareholders’ resolutions, and the power to nominate and appoint board members and senior management of our VIE, thus granting Xuecheng Century effective control over the decision making process of our VIE.  Therefore, in addition to the several contractual provisions that prevent our VIE and its shareholders to enter into liens or transfer other rights as discussed above, Xuecheng Century also directly controls the VIE and its subsidiaries and schools through its control over our VIE’s board and management under the Powers of Attorney.

Last but not least, the internal policies adopted by Xuecheng Century for the VIE and its subsidiaries and schools also provide that any disposition of properties or assets by any of our VIE’s subsidiaries or schools, including then entry into any third-party liens or assigning other rights to third parties, requires either Xuecheng Century’s approval if the amount is over RMB5,000, or approval by the Xuecheng Century-appointed manager at such subsidiary or school, if the amount is under RMB5,000.

Based on the foregoing, we believe that we have effectively eliminated the possibility that our VIE or its subsidiaries or schools would enter into third-party liens or assign other rights to third parties without our permission and approval. However, if due to any reason we fail to prevent our VIE or its subsidiaries or schools from entering into liens or assigning other rights relating to any assets or business that are material to our company as a whole, we may lose the control of those affected assets or business, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

If we lose control over controlling non-tangible assets of our VIE and its subsidiaries and schools, including their chops, seals and business licenses or non-corporate entity registration certificates, our business and operations could be materially and adversely affected.

Our VIE and its subsidiaries and schools have certain controlling non-tangible assets, such as chops, seals and their business licenses (for our VIE and its subsidiaries) or non-corporate entity registration certificates (for our VIE’s private schools), for entering into contracts, dealing with banks or taking certain official actions including registering any change to the composition of the board or senior management team with relevant PRC authorities.

Under the PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant industry and commerce administration authorities. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Our VIE and its subsidiaries and schools have four types of chops and seals: the entity chop, the contract chop, the legal representative seal and the finance chop. The entity chop is generally used for documents to be submitted to government agencies, such as applications for changing business scope, directors or entity name, and for other legal letters. The contract chop is used for executing leases and commercial contracts, including service contracts with our students. The legal reprehensive seal is normally used for issuing checks. The finance chop is generally used for making and collecting payments, including, but not limited to issuing invoices. Our VIE’s and its subsidiaries’ business licenses and the schools’ non-corporate entity registration certificates are required to be presented for (i) annual inspection by the industry and commerce administration authorities or the civil affairs administration authorities, as applicable, in order to maintain valid existence; (ii) application, registration and modification of other licenses and qualifications; (iii) opening bank accounts and (iv) purchase of real properties or motor vehicles.

Under the internal policies adopted by us for our VIE and its subsidiaries and schools, the use of chops and seals must be approved by specifically designated managers before the custodians of these assets may affix the chops and seals to legal documents for approved uses. Xuecheng Century’s prior written approval is required before the business licenses of our VIE and its subsidiaries or the schools’ non-corporate entity registration certificates can be taken offsite.

Similar to the other aspects of our VIE’s business operations, we control our VIE’s and its subsidiaries’ and schools’ controlling non-tangible assets through our control over our VIE and its subsidiaries and schools, which in turn is based on our contractual arrangements with our VIE and its shareholders, rather than through direct ownership. As one of the measures to maintain the control over local subsidiaries and schools of our VIE, we appoint the legal representatives and the senior management team for each of our VIE’s subsidiaries and schools. To maintain the control over their chops and seals and business licenses or non-corporate entity registration certificates, we also appoint the designated manager, normally one of the top-ranking managers in each of our VIE’s subsidiaries and schools, who approves the use of these assets, and appoints custodians of these assets. To maintain their physical security, we require all chops, seals, business licenses and non-corporate entity registration certificates to be stored in secured locations accessible only to the designated custodians.

Our procedures and measures may not be sufficient to prevent all instances of abuse or unauthorized actions. If we fail to maintain effective control over these controlling non-tangible assets for any reason, or if any of these controlling non-tangible assets were misused or misappropriated by the authorized users, whether as a result of labor disputes or other disputes, such persons’ malfeasance or any other reason, these controlling non-tangible assets may be used to (i) transfer assets of the affected entities without our approval, (ii) bind the affected entities with obligations against our interest which we would be forced to fulfill, (iii) obstruct the affected entities’ cash flow and financing, or (iv) prevent the affected entities from completing the required annual inspection or other administrative procedures, which will result in the loss of such entities’ valid existence. If the legal representative or person designated with the responsibility to control the non-tangible assets of a local entity of our VIE misuses or misappropriates the controlling intangible assets in any manner, or otherwise acts against our instruction in an effort to seize control over such entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of these assets, apply to the relevant authorities for new chops, seals, business licenses or non-corporate entity registration certificates, or otherwise seek legal remedies against such person, which may be time-consuming and may not be sufficient or timely to remedy all the harms caused. During any period in which we lose effective control of the activities as a result of such loss of control over or misuse or misappropriation of these non-tangible assets, the business activities of the affected entity may be severely disrupted and we could lose the economic benefits of that aspect of our VIE’s business, which may materially and adversely affect our overall business operations, our financial position and results of operations.

Risk Factors Relating to Doing Business in China

Our operations may be adversely affected by changes in China’s political, economic and social conditions.

Currently, all of our operations are conducted in China, and all of our revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to political, economic and social developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, foreign exchange control and allocation of resources. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Our results of operations and financial condition may be materially and adversely affected by a tightening or other changes of these policies and controls.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have material adverse effects on our business and results of operations.

In addition, while the Chinese economy has experienced significant growth in the past several decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services, which in turn could reduce our revenue.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits.

Under the EIT Law and the EIT Implementation Rules, the profits of a foreign invested enterprise generated in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company. Our PRC subsidiary is currently wholly-owned by our Hong Kong subsidiary. However, the 5% withholding tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy any benefits under the relevant taxation treaties. Moreover, according to the Notice of the State Administration of Taxation on Issues Regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, for a tax treaty to be applicable, certain requirements must be satisfied, including: (1) the taxpayer must be the beneficial owner of the relevant dividends; (2) for corporate recipients to enjoy the favorable tax treatment under the tax treaty as direct owners of a PRC enterprise, such corporate recipients must satisfy the direct ownership thresholds at all times during the 12 consecutive months preceding the receipt of the dividends. On August 24, 2009, the State Administration of Taxation, or the SAT, issued the Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective on October 1, 2009, requiring non-resident enterprises to obtain an approval from the competent tax authority in order to enjoy the treatments under tax treaties. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and set forth certain adverse factors on the recognition of such “Beneficial Owner.” Our PRC subsidiary has not yet applied for such approvals because it has not declared or paid dividends, and does not intend to declare or pay dividends. Our PRC subsidiary will apply for such approvals when it intends to declare and pay dividends. There is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiary.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Following Circular 82, on August 3, 2011, the SAT issued Administrative Measures on Income Taxes of Resident Enterprises Incorporated outside Mainland China and Are Controlled by Chinese Enterprises (Trial Implementation), or Resident Enterprise Administrative Measures, which was effective as of September 1, 2011.  This Resident Enterprise Administrative Measures provides clarification of resident status determination, post-determination administration, as well as competent tax authorities. However, Circular 82 and Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” for the company of our type. We do not believe we are a resident enterprise defined and regulated by the aforesaid regulations as none of our shareholders is a PRC company or PRC corporate group. However, it remains unclear how PRC tax authorities will determine the tax residency status of companies like us. If the PRC authorities were to subsequently determine, or any future regulation provides, that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income, which will significantly increase our tax burden and could materially and adversely affect our financial condition and results of operations.

Therefore, if we are regarded as a PRC resident enterprise, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be decreased, although dividends distributed from our PRC subsidiary, Xuecheng Century, to us could be exempted from the PRC dividend withholding tax, since such income is exempted under the EIT Law and the EIT Implementation Rules to a PRC resident recipient. If we are considered a PRC resident enterprise for enterprise income tax purposes, dividends we pay with respect to our ADSs or ordinary shares may be considered income derived from sources within the PRC and subject to PRC withholding tax of 10%. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the laws that it replaced, the Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, contract-based employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on the number of years the employee has worked for the employer. Employees who waive such vacation time at the request of employers are entitled to compensation equal to three times their regular daily salary for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs have increased and could further increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

As our main operating entities and a substantial majority of our assets are located in China, PRC laws and the PRC legal system in general may have a significant impact on our business operations. Although China’s legal system has developed over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to those of the United States. Moreover, PRC laws and regulations change frequently and their interpretation and enforcement involve uncertainties. For example, the interpretation or enforcement of PRC laws and regulations may be subject to government rules or policies, some of which are not published on a timely basis or at all. In addition, the relative inexperience of China’s judiciary in some cases may add to the uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce our legal or contractual rights or otherwise adversely affect our business and operations. Furthermore, due to the existence of unpublished rules and policies, and since newly issued PRC laws and regulations may have a retroactive effect, we may not be aware of our violation of certain PRC laws, regulations, policies or rules until after the fact.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Because currently all of our revenue is denominated in RMB, restrictions on currency exchange may limit our ability to use net income generated in RMB to fund any business activities we may have outside China in the future. The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules (1996), as amended. Under these rules, RMB is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions, but not for direct investment, or loan or investment in securities outside China unless the prior approval of China’s State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our VIE and its subsidiaries generate revenues in RMB. We receive substantially all of our VIE’s and its subsidiaries’ economic benefits in the form of service fees they pay to our PRC subsidiary in RMB pursuant to a series of contractual arrangements. As we do not own any equity interest in our VIE and its subsidiaries, we do not receive any dividends or other direct distributions from them. If and when our PRC subsidiary declares and pays dividends to Xueda Hong Kong, by virtue of its status as a wholly foreign-owned enterprise, it will be permitted under applicable regulations to convert the RMB dividends into a foreign currency and remit to its shareholder outside of the PRC. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Dividend Distribution” for additional requirements for distribution of dividends by a wholly foreign-owned enterprise. In addition, in the event that our PRC subsidiary liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside of China to Xueda Hong Kong. The shareholders of our VIE have undertaken to distribute the proceeds from liquidation of our VIE, if any, to our PRC subsidiary. Our PRC subsidiary then may distribute such proceeds to us after converting them into foreign currency and remit them outside of China in the form of dividends or other distributions to us. Once remitted outside of the PRC, dividends and proceeds from liquidation paid to us will not be subject to further restrictions under PRC regulations with respect to its further transfer or use.

Other than the above distributions by and through our PRC subsidiary expressly permitted to be made without the necessity to obtain further approvals, any direct conversion of the RMB-denominated revenue generated by our VIE and its subsidiaries for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. We do not anticipate the need to directly convert other RMB-denominated revenue for these purposes as we expect to rely on such permitted distributions by and through our PRC subsidiary to meet our future cash needs. However, we cannot assure you that such a need will not arise in the future as a result of unexpected future circumstances. To the extent we need to convert and use any RMB-denominated revenue generated by our VIE and its subsidiaries not paid to our PRC subsidiary and by our PRC subsidiary not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected.

We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies’ PRC entities filed with industry and commerce administration authorities in China. Loss of, or limit in, the access to such information may adversely affect overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

All PRC corporate entities, including Xuecheng Century, our VIE and its subsidiaries, maintain corporate records and filings with industry and commerce administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

There have been regulations promulgated by various government authorities in China that govern the public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the SAIC, or the SAIC measures, a wide range of basic corporate records, except for such restricted information as business results and financial reports, can be inspected by the public without restrictions. Under these SAIC measures, a company’s restricted information can only be inspected by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local industry and commerce administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by expanding the scope of restricted information that the public cannot freely access. Many local industry and commerce administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not restricted information under the SAIC measures) is only granted to authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAIC nor the local industry and commerce administration authorities were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed company’s PRC entities maintained with the industry and commerce administration authorities. Such records and filings were reported to have formed important components of researches on certain China-based, U.S.-listed companies, which researches claimed to have uncovered wrongdoings and fraud committed by these companies on the basis of (i) the disparities found between the listed companies’ reported results and their PRC entities’ financial reports filed with industry and commerce administration authorities, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the industry and commerce administration authorities but not properly disclosed by such listed companies as required under the U.S. securities law and the SEC’s disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies’ reported results and other disclosure and (ii) their PRC entities’ financial reports and other records filed with industry and commerce administration authorities were also reported to have formed the basis of several class actions against such listed companies in the U.S.

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities had started strictly implementing the above restrictions and had significantly curtailed public access to corporate records and filings. There have also been reports that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publically accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material changes relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees or other material events. Although our beneficial owners who are known to us to be PRC residents have registered with SAFE and have completed their current amendment registrations under SAFE Circular 75, if any of them or our future beneficial owners who are PRC residents fails to complete any applicable registration or amend previously filed registrations as required under SAFE Circular 75, our onshore subsidiary, Xuecheng Century, is required to report the non-compliance to the local branch of SAFE. Failure or inability to comply with the registration procedures may restrict our cross-border investment activities and result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

Fluctuations in the value of the RMB may have a material adverse effect on your investment.

The change in value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, which was suspended in 2008 due to the worldwide financial crisis, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In June 2010, the PRC government announced its intentions to again allow the RMB to fluctuate within the 2005 parameters. Since July 21, 2005, there has been a more than 20% appreciation of the RMB against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

Any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Consequently, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules promulgated by SAFE on January 5, 2007, and the Circular on Relevant Issues Relating to the Administration of Foreign Exchange Regarding PRC Individuals’ Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas Listed Companies issued by SAFE on February 15, 2012 and effective as of the same date, which replaced the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas Listed Companies issued by SAFE on March 28, 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to file with the applicable local branch of SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Rules (1996), as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. Currently, the foreign exchange proceeds from the sales of stock or dividends distributed by the overseas-listed company can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account opened at a PRC domestic bank. In the case of an exercise of the options on a non-cash basis, PRC citizens are required to remit the proceeds to special foreign currency accounts. We and our PRC citizen employees are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we received from our initial public offering, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we received from our initial public offering, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or consolidated PRC affiliated entities are subject to PRC regulations and approvals or registration. For example, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts. In addition, loans by us to our VIE and its subsidiaries and schools, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts. Any capital contribution to our PRC subsidiary and VIE are subject to the approvals of MOFCOM or its local counterparts. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB and converted from foreign currencies may be used only for purposes within the business scope stated on the business license of the company and, unless otherwise permitted by other regulations, may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including the substantial fines set forth in the Foreign Exchange Administration Rules. In addition, SAFE promulgated a circular on November 19, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

As stated on its business license, Xuecheng Century’s scope of business is the research, development and design of computer software and hardware, network technologies, communication technologies and products; the provision of technology transfer, technology services, technology consulting, training in computer technologies related to these products; as well as the sale of proprietary products. We currently expect that a substantial portion of the proceeds of our initial public offering we received will be used by Xuecheng Century to meet its working capital needs and for general corporate expenses in connection with its business expansion through providing better support to the operations of our VIE and its subsidiaries and schools. Specifically, Xuecheng Century will make substantial investments to improve our operating platform and technology infrastructure. Xuecheng Century will also make significant investments in developing and offering new services and products to our students through our VIE and its subsidiaries and schools to enhance our tutoring services. In addition, Xuecheng Century will enhance its services to our VIE and subsidiaries and schools through establishing operations in selected locations where our VIE and its subsidiaries and schools operate their business and providing other services as needed. These uses of proceeds are for purposes within the business scope of Xuecheng Century. Meanwhile, we believe that our VIE will have adequate cash from its operations to support its own operation and expansion. Therefore, we do not expect to transfer any significant amount of the proceeds of our initial public offering we received to our VIE, its subsidiaries or schools in any manner that would result in any violation of Circulars 142, 59 or 45. However, to the extent we need to transfer any proceeds of our initial public offering to our VIE, its subsidiaries or schools through our PRC subsidiary, Circulars 142, 59 and 45 may significantly limit our ability to do so. In such an event, we may have to obtain external financing for our VIE, its subsidiaries or schools, or use our PRC subsidiary’s cash generated from its operations (primarily the service fees to be paid by our VIE under the Exclusive Service Agreement) to extend entrusted loans to our VIE, its subsidiaries and schools. We cannot assure you that we will have timely access to such funding on reasonable terms, in a sufficient amount, or at all.

Restrictions under PRC law on our PRC subsidiary’s ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders or meet other potential future cash needs, we will rely on dividend payment and other distributions made by our PRC subsidiary. As of the date of this annual report, our PRC subsidiary has not paid any dividend to us. Although we believe our PRC subsidiary has the ability to pay dividends to us upon our request, we do not expect to request dividends from our PRC subsidiary in the near future because we plan to have our PRC subsidiary retain all its accumulated profits for its own business operation and expansion. Furthermore, PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory reserve fund until the cumulative amount in such fund reaches 50% of the company’s registered capital. Our PRC subsidiary currently has a registered capital of $420,000 and is in compliance with all applicable PRC laws and regulations relating to the allocation of statutory funds. Allocations to this statutory fund can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. Our PRC subsidiary was established in 2009 and did not realize any after-tax profits in 2009 and, therefore, no such allocation was required. As of December 31, 2011, our PRC subsidiary had allocated $0.2 million to these statutory reserve funds. As a result, not all funds of our PRC subsidiary are available to us and our access to such funds is restricted. These and any other limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

We may have been required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the NYSE.

On August 8, 2006, six PRC regulatory authorities, including MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce, or the SAIC, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006 and were amended on June 22, 2009. These regulations, among other things, include provisions that purport to require that an offshore special purpose vehicle, or SPV formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange, including the case where the SPV acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies. The application of the M&A Regulations is subject to interpretation. On December 14, 2006, the CSRC published procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC, and it would take several months to complete the approval process.

Under the M&A Regulations, “mergers and acquisitions of domestic enterprises by foreign investors” refers to a situation where a foreign investor purchases by agreement the equity interests of a domestic non-foreign-invested enterprise, or a domestic company, or subscribes to the increased capital of a domestic company, and thus changes the domestic company into a foreign-invested enterprise; where a foreign investor establishes a foreign-funded enterprise, through which the foreign investor purchases by agreement the assets of a domestic enterprise and operates its assets; or where a foreign investor purchases by agreement the assets of a domestic enterprise, and then invests such assets to establish a foreign-funded enterprise to operate the assets.

While the exact perimeters of the M&A Regulations remain unclear, based on the advice of our PRC counsel, because the M&A Regulations only apply to transactions involving “mergers and acquisitions of domestic enterprises by foreign investors,” we believe that (i) the M&A Regulations were not applicable to our corporate restructuring in 2009 and 2010 and (ii) CSRC approval was not required in the context of our initial public offering in 2010, for the following reasons: (a) we established our PRC subsidiary by means of direct investment, not through merger or acquisition of any PRC domestic companies and (b) we control our VIE and its subsidiaries through contractual arrangements, not through “mergers and acquisitions of domestic enterprises by foreign investors” as defined under the M&A Regulations. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel did. If the CSRC or another PRC regulatory body subsequently determines that we should have obtained the CSRC’s approval for our initial public offering either by interpretation, clarification or amendment of the M&A Regulations or by any new rules, regulations or directives or in any other ways promulgated after the issuance date of the legal opinion of our PRC counsel, we may face sanctions by the CSRC or other PRC regulatory agencies. In such an event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The M&A Regulations established more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisition in China.

The M&A Regulations established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the M&A Regulations in such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could adversely affect our ability to grow our business through acquisitions in China.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to Our ADSs

The trading price for our ADSs may fluctuate significantly.

The market price for our ADSs has been and may continue to be subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other education companies, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between the RMB and the U.S. dollar, intellectual property litigation, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors, changes in the economic or political conditions in China and the impact of global macroeconomic conditions. For example, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market fluctuations may also adversely affect the market price of our ADSs.

In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs regardless of our actual operating performance. In recent years, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on the U.S. stock markets. Some of these companies have experienced significant volatility in the prices of their securities, including significant price declines in connection with and following their initial public offerings, due to various reasons, including actual or perceived inadequacy in corporate governance, accounting or business practices or financial reporting. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs, regardless of whether we have engaged in any inappropriate activities. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs.

Future sales or perceived sales of our ADSs or ordinary shares by existing shareholders or option holders could cause our ADSs’ price to decline.

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market and other legal restrictions on resale lapse, the trading price of our ADSs could decline. As of December 31, 2011, we had 133,505,836 outstanding ordinary shares. Of these shares, only 33,594,566 ordinary shares represented by ADSs were freely tradable without restriction in the public market. The other 99,911,270 outstanding ordinary shares were eligible for sale in the public market, subject to limitations under Rule 144 under the Securities Act. In addition, an additional 9,550,652 ordinary shares subject to outstanding options and the 1,487,418 unvested restricted shares granted under our 2009 share incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADSs could decline.

We may need additional capital, and the sale of additional ADSs or other equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations, and the related covenants could restrict our operations and business activities.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments. If our internal resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and may result in operating and financing covenants that would restrict our operations or our ability to pay dividends. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•      investors’ perception of, and demand for, securities of educational service providers;

•      conditions of the U.S. and other capital markets in which we may seek to raise funds;

•      our future results of operations, financial condition and cash flows;

•      PRC governmental regulation of foreign investment in education in China;

•      economic, political and other conditions in China; and

•      PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that, if we need additional cash, financing will be available in amounts or on terms acceptable to us, if at all, especially in the event of a severe and prolonged global economic recession. If we fail to raise additional funds, we may need to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to open additional schools and learning centers, acquire necessary technologies, products or business, hire, train and retain teachers and other employees, market our programs, services and products, or respond to competitive pressures or unanticipated capital requirements.

Many of the corporate governance rules promulgated by the NYSE do not apply to us so long as we qualify as a foreign private issuer, and there may be significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE.

As a foreign private issuer, we are permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the NYSE corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards. For example, the NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we do not intend to establish a nominating/corporate governance committee. We believe that the composition of our board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards applicable to U.S. domestic issuers. For example, the NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. The NYSE Standards require shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We intend to comply with the requirements of Cayman Islands law in determining whether shareholder approval is required.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders.

Based on the nature of our business and the projected composition of our income and valuation of our assets, including goodwill, and although it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the passive foreign investment company, or PFIC, rules, we do not believe that we were a PFIC for 2011, although there can be no assurance in this regard. If we are a PFIC, United States Holders, as defined under “Item 10. Additional Information — E. Taxation—Certain United States Federal Income Tax Consequences,” of our ordinary shares or ADSs may be subject to increased tax liabilities under United States federal income tax laws and regulations and will be subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value (determined on a quarterly average) in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Consequences — Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2012 or in future taxable year. As the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status.

You may not be able to participate in rights offerings and may experience dilution of your holdings in relation to any such offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary may not make the rights available to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Our results of operations may fluctuate, which makes our financial results difficult to forecast and could cause our results to fall short of expectations.

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

•      expansion and related costs in a given period;

•      seasonality associated with the academic calendar with decreased net revenues specifically during Chinese New Year and over the summer;

•      our ability to reduce our costs as a percentage of our net revenues;

•      our ability to attract and retain qualified service professionals; and

•      increased competition.

Our ADSs could be subject to significant price volatility should our earnings fail to meet the expectations of the investment community. Any of these events could cause the price of our ADSs to fall.

Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

Our third amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

The Cayman Islands courts are unlikely:

•      to recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•      to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. A substantial majority of our assets are located outside the United States and most of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as us have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a U.S. federal court may be limited to direct shareholder lawsuits.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our third amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote, and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not instruct the depositary how to vote at shareholders’ meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not instruct the depositary how to vote, unless:

•      we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•      we have instructed the depositary that we do not wish a discretionary proxy to be given;

•      a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•      voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for holders of ADSs to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we think or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body or under any provision of the deposit agreement

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not nationals or residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

ITEM 4.  INFORMATION ON THE COMPANY

A.            History and Development of the Company

We commenced our business in September 2001 to initially operate an online tutoring portal as Beijing Wanwei Xinhua Technology Development Co. Ltd. We changed our name to Beijing Xueda Century Education Technology Co. Ltd. in November 2004 and to Xueda Education Technology (Beijing) Co. Ltd., or Xueda Technology, in September 2007. In March 2008, CDH Xueda Education Limited, a company incorporated in Hong Kong, and Beijing Century Hui Ce Investment Consultancy Co., Ltd, a PRC company, subscribed for equity interest in Xueda Technology. As a result, Xueda Technology became a Sino-foreign equity joint venture company.

From 2004 to 2006, we started developing our personalized service model, based on which we delivered personalized tutoring services and established learning centers in Beijing and a number of other pilot cities in China. Building on our success in these pilot cities, from 2007 and 2008, we expanded our tutoring service network to more than 100 learning centers in 28 cities in China. Since 2009, we have devoted significant resources to improving our operating platform and technology infrastructure and developing new services and products while continuing to expand into new geographic locations.

Since its inception, Xueda Technology had been our primary operating entity, through which, along with its branches, we conducted all of our operations in the PRC, until the restructuring described below.

Restructuring

PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China. Under the relevant PRC national laws, regulations and administrative requirements, a company may either (i) in the capacity of a school sponsor, obtains a permit from the relevant education authorities to establish private tutoring schools, and use such schools to establish and operate learning centers to provide tutoring services, or (ii) obtains approval from industry and commerce administration authorities to include the relevant services in the authorized scope of business as specified in its business licenses, and directly establish and operate learning centers to provide tutoring services. However, many local government authorities have different views and understandings of the relevant national rules and regulations and have adopted different practices in granting licenses and permits to entities (particularly, foreign-invested entities) providing tutoring services. The local education authorities in many geographic areas have long maintained a local policy of not granting school permits to foreign invested entities. For instance, in response to Xueda Technology’s inquiries, the local education authorities in Beijing and Shanghai, two of Xueda Technology’s key markets, advised Xueda Technology that such local authorities normally would not issue school permits to private schools to be established by Sino-foreign equity joint venture companies. In addition, the industry and commerce administration authorities in certain areas have adopted regional regulations of not allowing “education services” or “tutoring services” to be included in the business scope of any company. As a result, Xueda Technology, as a Sino-foreign equity joint venture company, was not able to obtain school permits to establish and operate private schools, nor could it obtain approval to include education or tutoring service in the authorized scope of business of its subsidiaries, in all geographic areas where it operated.

As Xueda Technology planned on further expanding its business, it became increasingly uncertain whether Xueda Technology could address the then existing compliance issues or obtain the requisite licenses and permits to provide tutoring services in new geographic areas. In addition, we may decide to expand our business into business areas in which foreign ownership and investment are expressly restricted, such as online education services.

To address the uncertainties in our business expansion and to build a national tutoring service network and to minimize regulatory risks relating to restrictions on foreign ownership and investment in business areas we may expand into in the future, we undertook a restructuring during 2009 and 2010. Under this restructuring, we established Xueda Hong Kong, our Hong Kong holding company, and Xuecheng Century, our PRC subsidiary. Our VIE, Xueda Information, was also established by shareholders of Xueda Technology or their designated parties. We control Xueda Information through a series of contractual arrangements, and provide our tutoring services through Xueda Information, its subsidiaries and schools, all of which are PRC domestic entities.

Xueda Hong Kong

We hold 100% of the equity interest of Xuecheng Century through our wholly-owned subsidiary, Xueda Hong Kong. Xueda Hong Kong may qualify for the preferential PRC tax treatment for dividend payments from PRC companies to certain shareholders that are Hong Kong resident enterprises. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — Income tax” for information on the preferential PRC tax treatment for certain Hong Kong resident enterprises. In addition, while we do not currently have plans to do so, Xueda Hong Kong would allow us to pursue future business expansion opportunities in Hong Kong.

Xuecheng Century

Xuecheng Century was established on August 17, 2009 with a business term of 20 years from August 17, 2009 to August 16, 2029. Xuecheng Century does not provide any tutoring services or educational services and therefore is not required to have an authorized business scope that covers such services. As stated on its business license, Xuecheng Century’s scope of business is the research, development and design of computer software and hardware, network technologies, communication technologies and products; the provision of technology transfer, technology services, technology consulting, training in computer technologies related to these products; as well as the sale of proprietary products. Xuecheng Century provides a wide range of technology consulting and management services to our VIE and VIE’s subsidiaries and schools within this business scope.

Xueda Information

On July 13, 2009, the shareholders of Xueda Technology, by themselves or through their respective designated parties, established Xueda Information to replace Xueda Technology as our primary operating entity. Starting from November 2009, Xueda Information and its subsidiaries and schools began to assume substantially all of Xueda Technology’s business, assets and personnel.

For the historical periods in which Xueda Technology and its learning centers provided tutoring services, they were reflected in the description of our business and their results of operations and financial position were consolidated in our historical financial statements. The business, assets and personnel of Xueda Technology and the legal entities through which the businesses of its learning centers were conducted have been completely transferred to and assumed by Xueda Information, and the relevant physical facilities continue to operate under Xueda Information with the same infrastructure, resources and geographical coverage as before.

Currently, all of our tutoring services are provided by Xueda Information and its subsidiaries and schools, through their learning centers. In August 2009, we entered into a series of contractual arrangements with Xueda Information and its shareholders, which provide us with effective control over Xueda Information and enable us to receive substantially all of the economic benefits from Xueda Information and its subsidiaries and schools. Therefore, we treat Xueda Information as our variable interest entity under U.S. GAAP and consolidate Xueda Information and its subsidiaries and schools in China, in which we do not hold any equity or sponsorship interest.

As of December 31, 2011, we operated 295 learning centers in the PRC through Xueda Information’s 48 wholly-owned PRC subsidiaries and 77 tutoring schools.

Initial Public Offering and Warburg Pincus Investment

In November 2010, we completed our initial public offering, in which we offered and sold 30,889,000 ordinary shares in the form of ADSs, raising $136.5 million in proceeds before expenses to us.

In conjunction with our initial public offering, WP X Investments IV Ltd., a company incorporated in the Cayman Islands and affiliated with Warburg Pincus LLC, or Warburg Pincus, purchased from us 7,124,000 ordinary shares for an aggregate purchase price of $32.8 million and from Goodor Corporation, one of our principal shareholders, which is 100% beneficially owned by the family trust of Mr. Rubin Li, chairman of our board of directors, 3,000,000 ordinary shares.

ADS Repurchases

On September 27, 2011, we announced the implementation of a share repurchase program of up to $30 million worth of our outstanding ADSs representing our ordinary shares on the open market at prevailing market prices, in block trades or otherwise. Pursuant to this program, we had repurchased an aggregate of 3,596,262 of our ADSs at an average price of $3.5026 per ADS on the open market for approximately $12.6 million as of April 23, 2012.

B.            Business Overview

Overview

We are the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. We are the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2011, based on publicly available information as of December 31, 2011. We believe our leadership position and the fragmentation of the market provide us with significant growth opportunities. Since opening our first learning center in 2004, we have organically built an extensive tutoring service network comprised of 295 learning centers and approximately 11,700 full-time service professionals, serving customers located in 63 economically developed cities across 28 of China’s 31 provinces and municipalities as of December 31, 2011.

We have established “Xueda” as a leading brand in China’s tutoring sector. In 2010, we were named an “Education Institution with A Top National Brand” by Tencent.com, one of the largest and most used Internet service providers in China. In 2011, Sina.com, one of the most visited Internet portals in China, named us one of the “2010 A-List After-School Education Institutions”, “2010 Most Influential ‘Word-of-Mouth’ Reputation in After-School Tutoring”, and “2011 Leading Education Institution in China”. In 2011, Sohu.com, another most visited Internet portal in China, named us one of the “China’s Top 10 Brands in After-School Tutoring.” In August 2011, in recognition of our leading role in personalized education, we were selected to serve as the organizer of the “2011 International Conference on Personalized Education” in Beijing, China, jointly presented by the Chinese Society of Education and the Chinese Association for Non-Government Education. We believe our strong brand helps us reach a broad customer base and has contributed to our rapid growth.

As a pioneer in providing personalized tutoring services in China, we strive to help students improve their academic performance and reach their potential by building on their strengths, filling in knowledge gaps, inspiring interest in learning, cultivating good study habits and fostering self-confidence. We have developed and implemented a results-oriented, student-centric service delivery model. Compared to the conventional, class-based tutoring, our service model features personalized tutoring services tailored to each of our students’ needs and preferences and delivered by a dedicated team of full-time service professionals primarily through one-on-one tutoring. As such, we believe we are a provider of premium tutoring services. By helping students improve academic performance and become motivated and well-rounded learners, we have won the trust of tens of thousands of students and parents, which has in turn helped us further enhance our brand awareness and customer loyalty.

As a result of our strong brand and effective service model, our business has experienced rapid growth:

•      Service Network.  We expanded our tutoring service network from 131 learning centers in 33 cities in 2009 to 207 learning centers in 53 cities in 2010, and 295 learning centers in 63 cities in 2011, including some of China’s most economically developed cities such as Beijing, Guangzhou, Shanghai, Tianjin, Shenzhen, Chongqing, Nanjing and Wuhan.

•      Students Served.  We increased the number of students served each year from approximately 54,100 in 2009 to approximately 89,000 in 2010 and approximately 117,000 in 2011.

•      Course Hours Delivered.  We increased the course hours delivered each year from approximately 3.9 million hours in 2009 to approximately 7.0 million hours in 2010 and approximately 9.0 million hours in 2011.

•      Financial Performance.  Our net revenue increased significantly from $77.2 million in 2009 to $154.1 million in 2010 and to $221.7 million in 2011, representing a compound annual growth rate, or CAGR, of 69.5%. We recorded annual net loss of $1.6 million in 2009. For 2010 and 2011, we recorded net income of $10.3 million and $4.8 million, respectively.  For the reason of the decrease in net income from 2010 to 2011, see “Item 5.  Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

We conduct our tutoring business through our variable interest entity, or VIE, and its subsidiaries and schools located in 63 cities in China as of December 31, 2011. Although we do not hold any equity interest in our VIE, we exercise effective control over and receive substantially all of the economic benefits from our VIE and its subsidiaries and schools through a series of contractual arrangements with our VIE and its shareholders.

Our Services

We offer personalized tutoring services to primary and secondary school students in China. We believe that many factors affect a student’s academic performance and that our customized tutoring service can improve our students’ academic performance by, among other things, selectively targeting each student’s weak areas of academic knowledge and test-taking skills and building self-confidence.

Our Service Model

Our personalized service model consists of four main components: consultation and assessment, formulation of a customized study plan, personalized tutoring and delivery of student-oriented supporting services. We also seek to involve the parents of our students in each of these components.

Consultation and assessment.  For each new student, we commence our services with a consultation by one of our education consultants. During the consultation, we discuss with the student and his or her parents the student’s past and current academic performance, future academic goals, specific subject and grade level tutoring needs, and any pertinent personal circumstances such as scheduling constraints. We also provide the student with an overview of our personalized service model and explain how we can design a study plan tailor-made to help the student improve their academic performance and achieve their goals. A comprehensive assessment test is administered as part of the consultation session, which consists of questions designed to evaluate the student’s existing academic knowledge, test-taking skills and psychological and behavioral patterns. Our education consultants use the results of the consultation and the assessment test to analyze the student’s academic strengths and weaknesses, establish a profile of the student’s study preferences and habits, and help the student set or refine their academic objectives.

Formulation of a customized study plan.  Based on a student’s individual needs and their parents’ input, our education consultants, instructors and study counselors jointly craft a customized study plan specifically designed for each student. The study plan includes identifying the subject areas in which the student needs tutoring, assembling a team of instructors who have a solid command of the relevant subject areas and whose styles of instruction are likely to be most effective for this student, establishing a timeline to reach key milestones and developing a weekly tutoring schedule that complements the student’s regular school schedule.

Personalized tutoring.  Guided by the customized study plan, our instructors work with our students primarily on a one-on-one basis to deliver personalized content, optimized exercises and customized study guidance to help student fill knowledge gaps, inspire academic interest and cultivate good learning habits. In executing the customized study plan, our instructors seek to enhance a student’s understanding of a specific academic subject, problem-solving techniques and test-taking skills through a combination of pedagogical tools including one-one-one lectures, discussions, experiments, problem sets and tests. In addition, our instructors conduct small group tutoring in circumstances where group interaction and peer-inspired learning are conducive to the best results.

Delivery of supporting services.  Our customized tutoring services also include a comprehensive package of student-oriented supporting services that complements one-on-one tutoring. In addition to the education consultants who provide the initial consultation and our instructors who deliver our educational content, our professional team also consists of study counselors and psychological counselors. Each of our students is assigned to a study counselor, who tracks the student’s progress and achievements throughout his or her learning process and adjusts his or her study plan from time to time to match the student’s progress. Each student also has unrestricted access to optional, free Q&A sessions in study rooms at our learning center, where our instructors are present and available to answer questions and provide additional guidance on study material and general study methods. Our students also have access to our team of psychological counselors, who work with our students to help relieve anxiety, maintain motivation and build self-confidence. We do not include any hours relating to these supporting services in the calculation of our total course hours delivered. Each of our students also benefits from the services of our dedicated team of educational research specialists, who continually monitor the progress of our tutoring programs, develop and update tutoring and training materials based on curricular changes and trends in students’ needs, and fine-tune our service model.

We also seek to involve the parents of our students in each component of the tutoring process. Prior to, or in conjunction with, the consultation and assessment test, we discuss with the parents their observations of the student’s academic performance, study habits and behavioral patterns to supplement the consultation and assessment test results and to formulate a more complete and accurate profile of the student. In our customized study plan, we consult with the parents on their objectives and expectations, and encourage the parents to provide additional input to optimize the study plan’s fit given the student’s and the parents’ unique circumstances. During the tutoring sessions and throughout our service period, we periodically communicate with the parents to provide them with updates on the progress of their children in our tutoring program and seek additional input from them regarding any potential adjustments to the study plan. Parents also have the opportunity to interact with members of our professional team, including instructors and study counselors, on an ad hoc basis in addition to the regularly scheduled meetings. We also host seminars on parenting skills for parents from time to time.

Our Course Offerings and Course Materials

Course Offerings.  Our personalized service model enables us to respond to the unique circumstances and serve the diverse needs of our students. We offer a customized study plan to each of our students, tailored to fit the student’s aptitude, grade level, study habits, past academic performance, future academic goals and other pertinent factors, and assemble a team of service professionals that we deem to be best suited to effectively execute the study plan and deliver our services. Our course offerings cover all academic subjects taught in primary and secondary schools in the markets where we operate, such as Mathematics, English, Physics, Chinese and Chemistry. We also offer self-designed courses beyond the standard curriculum in certain subjects, as well as in subjects not usually taught at public primary and secondary schools.

Course Materials.  We take a personalized approach with respect to the course materials we use in our tutoring services. For each of our students, we work with standard text books and course materials adopted by the school in which the student is enrolled or is expected to enroll as well as commercially available study aids, and supplement them with selected materials from our educational resources database that we deem to be the best fit for the student’s needs and circumstances. Prior to each tutoring session, our instructors prepare an instruction outline of the course materials to be used at that session, including key knowledge points, examples and illustrations, and questions and exercises. We have built a sizable database that contains these outlines and other course materials and as a result, may not be able to effectively protect this database and course materials. We are currently in the process of registering our copyrights with respect to these database and course materials. We rely on trade secret laws and confidentiality agreements with our employees, contractors and others to protect our copyrights in these proprietary database and course materials.

We currently have 56 employees focused on the research and development of course content and delivery method at our headquarters. In addition, we have research and development personnel in all of our subsidiaries to coordinate the efforts of many of our instructors who regularly participate in research and development projects. We regularly update our educational resources database and supplement it with feedback from our instructors and students. Leveraging this consolidated educational resource database, our content research and development team develops course materials based on students’ needs and preferences.

Service Pricing and Course Fees

We charge for our services by tutoring hours and adjust the hourly rates for the students’ grade levels, the number of course hours purchased, the experience levels of the instructors and local market conditions. Historically, we have observed a certain level of inelasticity in demand for our services and have been able to steadily raise our course fees.

We typically price our services based on an agreed-upon number of tutoring hours over a period of two to eight months and require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. In addition to course fees, each of our new students is required to pay a non-refundable registration fee at the time such student enters into the first service contract with us. The registration fee varies from location to location and normally ranges from RMB300 ($47.7) to RMB500 ($79.4). Students who are unable or unwilling to complete all of the prepaid tutoring hours and wish to terminate the services may be eligible to receive a partial refund, subject to the terms of the agreement they have entered into with us that restrict refunds under certain circumstances and depending on our practice of whether to seek enforcement of these restrictive terms.

Service Professionals

We help our students enhance their academic performance and become well-rounded learners through a combination of services and pedagogical methods. To that end, we assemble for each of our students a team of service professionals consisting of instructors, education consultants, study counselors and psychological counselors.

As of December 31, 2011, our team of full-time service professionals consisted of the following:

Instructors(1)	8,329
Education consultants	1,937
Study counselors	1,371
Psychological counselors	59
Total	11,696

(1)           Our full-time instructors collectively delivered 83.4% of our course hours for the year ended December 31, 2011. Our contract instructors collectively delivered 16.6% of our course hours for the same period.

These service professionals are critical to maintaining the quality of our services and to protecting and enhancing our brand and reputation.

Our instructors play a key role in delivering our premium, personalized tutoring services by interacting with students on a regular basis. We seek to attract and retain qualified instructors with solid academic qualifications and teaching experience who are enthusiastic about working with students and can adapt to each of our students’ unique circumstances. In particular, we target new or recent college graduates because they are more likely to adapt to our personalized service model, bond with our students and effectively deliver personalized tutoring services than are long-time teachers more familiar with traditional classroom settings. Over time, we have organically built up a young, energetic and well-qualified team of instructors. As of December 31, 2011, 71.2% of our full-time instructors were under the age of 30. Based on our track record of recruiting from this demographic group, we are developing collaborative programs with a number of teacher’s colleges in China, at which we conduct early campus recruitment and provide pre-graduation training for prospective instructors.

All of our instructors are required to undergo an initial training program when they first join us, covering tutoring skills and techniques, subject matter for relevant courses, corporate culture and our educational philosophy. Our training includes not only teaching methods but also basic psychology lessons to help our instructors better understand our students. We also provide ongoing pedagogical training to our instructors to further enhance their skills and understandings of student demands, entrance exams, admissions standards and other key trends necessary to effectively render our services. These training programs are developed with the assistance of our research and development team.

Some of our instructors are more advanced in their teaching career. While we do not directly compete with other service providers in recruiting the limited number of star teachers from elite schools for our team of instructors, we have attracted a team of veteran teachers with extensive experience at leading primary and secondary schools that help us monitor our tutoring programs and participate in the training of our younger instructors.

By drawing upon decades of experience and insights from our more experienced instructors, as well as the enthusiasm and adaptability of our younger team of instructors located throughout the country, we are able to deliver high-quality personalized tutoring services cost-effectively and at scale. This combination of a smaller team of highly experienced instructors and a larger team of younger instructors also allows us to largely avoid the intense competition for hiring star teachers from elite schools as instructors, and enables us to primarily rely on a candidate pool where supply is far less limited.

Our study counselors are also instrumental to our service model. Our study counselors track the students’ progress and achievements and adjust study plans from time to time. They also serve as a helpful resource to students and parents and provide them with advice on study methods and learning habits. In addition, our study counselors act as a conduit for students and parents to provide feedback on our services. Their services distinguish us from many providers of tutoring services who do not have service professionals dedicated to similar functions.

Our education consultants and psychological counselors round out our team of service professionals. Education consultants provide initial assessment and consultation services to potential students; and psychological counselors help our students relieve anxiety, maintain motivation and build self-confidence. These service professionals are recruited because of their experience and skills in the relevant areas and because they have an interest in providing personalized tutoring services.

We are taking measures in order to maintain a healthy attrition level of our target service professionals. For example, we are in the process of enhancing our compensation schemes to make them more competitive in the market while enhancing the efficiency and utilization of our service professionals, refining our recruitment standards, developing training programs to help our service professionals adapt to our business and offering them better internal career development opportunities.

Our Service Network

We deliver our services to students through an extensive physical network, consisting of 295 learning centers as of December 31, 2011, all of which are operated by us, in 63 economically developed cities in China. We select new locations based on a variety of factors, including the income level and trend, demographics (in particular, primary and secondary school enrollment), local regulations, rules and implementations relating to after-school tutoring, as well as the presence of competing offerings in the area. We expect to continue to open new learning centers in cities in which we currently have a presence and which exhibit strong enrollment potential. We also expect to continue our expansion into to new geographic locations.

All of our learning centers are directly operated by us under our “Xueda” brand. The following table sets forth the locations of our learning centers and the number of our learning centers at each location as of December 31, 2011.

City	Number of Learning Centers
Beijing	30
Shanghai	23
Guangzhou	14
Hangzhou	11
Suzhou	11
Tianjin	11
Shenzhen	10
Xi’an	9
Chengdu	8
Changchun	7
Nanjing	7
Ningbo	7
Taiyuan	7
Wuhan	7
Changsha	6
Harbin	6
Jinan	6
Shenyang	6
Chongqing	5
Fuzhou	5
Hefei	5
Kunming	5
Nanchang	5
Zhengzhou	5
Dalian	4
Dongguan	4
Foshan	4
Hohhot	4
Lanzhou	4
Qingdao	4
Shijiazhuang	4
Daqing	3
Huizhou	3
Nanning	3
Wenzhou	3
Wuxi	3
Baoding	2
Baotou	2
Changzhou	2
Guiyang	2
Langfang	2
Nantong	2
Tangshan	2
Xiamen	2
Yantai	2
Anshan	1
Dongying	1
Fushu	1
Fuxin	1
Jilin	1
Luoyang	1
Ma’anshan	1
Shaoxing	1
Taizhou (Zhejiang Province)	1
Taizhou (Jiangsu Province)	1
Xianyang	1
Yangzhou	1
Yibin	1
Yichang	1
Yinchuan	1
Yuxi	1
Zhenjiang	1
Zhuzhou	1

Total	295

Our tutoring service network has experienced a rapid growth during the recent years. However, we had not historically developed adequate controls and procedures regarding due diligence and screening process for opening new learning centers to cope with our rapid business expansion. In addition, there still exist significant uncertainties in local governments’ practice in issuing relevant regulatory approvals and permits, as evidenced by our experience of obtaining relevant approvals and permits for learning centers with similar facilities and other conditions in most but not all of the cities where we operate. As a result, certain of our learning centers commenced operations without education permits or “tutoring services” or any other education related services in their authorized business scope or prerequisite education permits. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — Some of our learning centers may be deemed by government authorities to operate beyond their authorized business scope, which could expose us to certain risks.” We have been undertaking measures to rectify the potential non-compliance issues and strengthen our risk management relating to the lack of relevant business scope or permits. In order to further control risks relating to potential noncompliance by our existing learning centers, we are in the process of expanding the authorized scope of business for relevant subsidiaries and, as applicable, applying for permits for their tutoring services. In addition, we are strengthening the implementation of the following controls and procedures for the establishment of new learning centers. We require our local management teams to follow more stringent screening procedures and conduct thorough due diligence in connection with opening new learning centers. In order to identify potential noncompliance risks, the management teams are required to further enhance communications with relevant government authorities to gauge local compliance requirements and regulatory practices. Under our reporting and assessment system, the local management teams are required to report their findings to the senior management team at our headquarters in a timely manner. The senior management team then makes final decisions after consulting our legal counsel and assessing all relevant potential risks and available compliance options.

Marketing and Student Recruitment

We selectively and systematically market our services and build our brand through a number of different marketing programs. By doing so, we intend to continue fostering a standard corporate identity across our learning centers network.

We believe prospective students are attracted to our services due to our excellent brand name, our personalized service model and the quality of our programs. We employ the following marketing methods to attract new students and retain existing students:

Referrals.  Our student enrollments have also benefited from, and are expected to continue to benefit from, word-of-mouth referrals by our current and former customers.

Media advertising.  We advertise in a number of local newspapers, television channels and other traditional media, as well as on leading Web portals in China such as Baidu.com and Google.com.

Speeches and seminars.  We regularly organize promotional speeches and seminars on study habits, review methods and similar topics of interest to our prospective customers.

Neighborhood promotions.  Our marketing representatives visit schools, supermarkets, bookstores and other community locations with a high concentration of potential customers and distribute promotional materials such as informational brochures, flyers and magazines.

Student Enrollment and Service Period

With our premium, personalized service model, we are able to cater to a broad range of student needs and goals. Many students come to us because they feel that they are lagging in academic performance in certain subject areas and that classroom format instruction is inadequate to help them catch up with their peers. Many other students use our personalized services to maintain a competitive edge and continue to push ahead in subjects in which they already perform well. Some students also utilize our services primarily for exam preparation purposes.

For the year ended December 31, 2011, we delivered tutoring services to approximately 117,000 students. Of these students, approximately 16.9% were at the primary school level, 42.0% were at the middle school level, and 41.1% were at the high school level. In the same year, we delivered approximately 9.0 million course hours. The following tables set forth the course hours delivered contributed by various geographic areas in China in 2011.

For the Year Ended December 31, 2011

Geographic Area	% of Course Hours Delivered
North China	24.1%
Beijing	10.6%
East China	30.5%
Shanghai	6.0%
Northeast China	8.7%
Southwest China	6.2%
South China	11.5%
Guangzhou	6.4%
Northwest China	10.9%
Xi’an	8.9%
Central China	8.1%

Competition

We are uniquely positioned in the tutoring services market in China. We offer premium, personalized tutoring services through our national network, consisting of 295 learning centers in 63 cities across China as of December 31, 2011, and our course offerings cover the full range of academic subjects taught at primary and secondary schools in markets where we operate. Although we compete with many other tutoring service providers for the same customer base, currently we are the only national player in this market to offer personalized tutoring services across a broad range of academic subjects. Our competitors include educational service providers who offer tutoring services in multiple academic subjects in a limited number of geographic locations, such as Ambow Education Holdings Ltd. and TAL Education Group. We also compete with educational service providers who have a national service network but only offer limited personalized tutoring services, such as New Oriental Education & Technology Group, Inc.

We believe the principal competitive factors in our market include the following:

•      brand recognition and reputation of service providers;

•      a service model that aligns personalized services to specific needs of students and parents;

•      overall customer satisfaction;

•      size and coverage of service network and proximity of services to customers;

•      quality of the service team and scope, quality and consistency of service; and

•      effectiveness of service as measured by improvements in academic performance.

We believe that our primary competitive advantages are our well-known “Xueda” brand, our personalized service model, our ability to deliver personalized curriculum with consistent, high quality across our national network of learning centers, and our team of experienced service and management professionals. However, some of our existing and potential competitors may have more programs, services and products than we do or have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. They also compete with us in recruiting qualified service and management professionals and may attempt to solicit our employees. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets.

Strategic Investment

As part of our growth strategy, we intend to form strategic alliances and make selective complementary acquisitions and investments to help drive future growth. In March 2012, Xueda Information and two individuals, one of whom is the wife of Mr. Xin Jin, our co-founder and chief executive officer, and Mr. Junbo Song, one of the shareholders of our VIE, entered into a share transfer framework agreement with the selling shareholders of Beijing Weland International Education and Technology Corp., or Weland, a company incorporated in China that organizes Chinese students to attend various model United Nations conferences and the relevant training in the United States and China. Pursuant to this agreement, subject to certain prerequisite conditions to be fulfilled by the selling shareholders of Weland, Xueda Information agrees to acquire and the selling shareholders agree to sell 60% of the equity interest in Weland for a consideration of RMB18.9 million ($3.0 million). The two individuals agree to acquire and the selling shareholders agree to sell an aggregate of 10% of the equity interest in Weland for an aggregate consideration of RMB3.1 million ($0.5 million). We expect this acquisition, if completed, to diversify our services.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under the State Council’s authority, including the MOE, the MIIT, SAIC, the Ministry of Civil Affairs, or the MCA, the MOFCOM, the SAFE, and their respective authorized local counterparts. This section summarizes principal PRC regulations related to our business.

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education and the PE Implementation Rules.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC. The Education Law of the PRC sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law of the PRC provides that the government formulates plans for the development of education and establishes and operates schools and other institutions of education. It also provides that enterprises, social organizations and individuals are generally encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Although no organization or individual may establish or operate a school or any other institution of education for profit-making purposes, investors are permitted to receive “reasonable returns” on their investment in private schools, as described in more detail below.

The Law for Promoting Private Education and the PE Implementation Rules

The Law for Promoting Private Education became effective on September 1, 2003, and the PE Implementation Rules became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds.

Under relevant PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” Accordingly, a sponsor holds “sponsorship interest” in a school, as opposed to “equity interest” an owner holds in a company. The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with respect to legal, regulatory and tax matters. The major differences between sponsorship and ownership are as follows:

•      Right to receive return on investment.  The portion of after-tax profits that can be distributed by a company to its owner is different from that distributed by a school to its sponsor. Under the PRC Company Law, which became effective on January 1, 2006, a company is required to allocate 10% of its after-tax profits to statutory reserve funds, while under the Law for Promoting Private Education, a school that distributes reasonable returns is required to allocate no less than 25% of its annual net profit to its development fund as well as make allocation for mandatory expenses as required by applicable laws and regulations. In addition, although the decision-making body of the school has the power to determine what constitutes “reasonable returns,” none of the current PRC laws and regulations provides a formula or guidelines for such determination.

•      Right to the distribution of residual properties upon termination and liquidation. Under the PRC Company Law, properties that remain upon termination and liquidation of a company after payment of relevant fees and compensations are distributed to its owners. With respect to a school, the Law for Promoting Private Education provides that such distribution be made in accordance with other relevant laws and regulations. However, there have been no other relevant laws and regulations addressing the distribution of residual properties upon termination and liquidation of a private school.

Despite the above differences between sponsorship and ownership, the sponsor of a private school has effective control over such private school under the Law for Promoting Private Education through controlling the executive council or board of directors of such school, which is the decision-making body of the school, in the same manner as a shareholder controls a company’s board of directors. Through the school’s decision-making body, the sponsor exercises a broad range of powers, including (i) the appointment and dismissal of the school principal, (ii) the amendment of articles of association of the school and formulation of rules and regulations of the school, (iii) the adoption of development plans and approval of annual work plans, (iv) raising funds for school operations and adoption of budgets and final accounts, (v) making decisions on the size and compensation of the staff, (vi) making decisions on the division, merger or termination of the school, and (vii) making decisions on other important matters of the school. In addition, through controlling the decision-making body, the sponsor also has the power to use and manage the properties of the school in accordance with relevant laws and regulations.

Private schools providing certifications, pre-school education, education for self-study aid and other academic education are subject to approval by the education authorities, while private vocational schools are subject to approvals from the authorities in charge of labor and social welfare. A duly-approved private school will be granted a permit for operating a private school, and must be registered with the MCA or its local counterparts as a privately-run non-corporate entity. These regulations also provide that, with respect to for-profit, private training centers registered at SAIC or its local counterparts, separate administration measures will be formulated by PRC State Council. However, as of the date of this annual report, no such administrative measures have been promulgated by PRC State Council or other competent authorities.

Under the above regulations, private schools have the same legal status as public schools in most respects, although private schools are prohibited from providing military, police, political and other kinds of education of a sensitive nature. Public schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of private schools is highly regulated. For example, tuition and fees private schools may charge their degree-seeking students are subject to approval by the governmental pricing authority and are required to be publicly disclosed.

As of December 31, 2011, all of our 77 schools were solely sponsored and established either directly by our VIE or by one of our VIE’s subsidiaries. The sole sponsors of 74 of the 77 schools are either our VIE or its wholly-owned subsidiaries or schools in China. The sole sponsors of the remaining three schools are Rubin Li, chairman of our board of directors, Xin Jin, our chief executive officer, and another individual who is a manager of one of the subsidiaries of the VIE, respectively. These individuals hold the sponsorship interests of these three schools on behalf of our VIE under certain nominee agreements between our VIE and these individuals, as the local education authorities in certain districts of these the cities where these three schools are located require that (i) the sponsor of a private school must be an individual (not an enterprise) or (ii) the sponsor of a private school must be a local resident, which makes it impossible for our VIE or any of its subsidiaries to serve as a sponsor of these schools.

Private schools are divided into three categories: (i) private schools established with donated funds, (ii) private schools that distribute reasonable returns and (iii) private schools that do not distribute reasonable returns. As of December 31, 2011, 75 of our 77 schools were registered as private schools that distribute reasonable returns, and the remaining two of our 77 schools were registered as schools that do not distribute reasonable returns.

As none of our schools were established with donated funds, we discuss the major differences between private schools that distribute reasonable returns and those that do not as follows:

•                  Economic rights.

In the case of private schools that distribute reasonable returns, sponsors of these schools have the right to seek the distribution of reasonable returns from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations.  A private school that distributes reasonable returns to its sponsors must be permitted to do so by explicit provisions of its articles of association. The percentage of the school’s annual net balance that can be distributed as reasonable returns should be determined by the school’s board of directors or executive council, taking into consideration the following factors: (i) the school’s tuition and fees, (ii) the ratio of the school’s expenses used for educational activities and improvement of the educational conditions to the total tuition and fees collected; and (iii) the admission standards and educational quality. Certain information relating to the factors discussed above is required to be publicly disclosed before the board of the school may determine the amount of reasonable returns for distribution. Such information and the decision to distribute reasonable returns is also required to be filed with the approval authorities within 15 days of the board’s decision. However, none of the current PRC laws and regulations provides a formula for or clear guidelines on determining what constitutes reasonable returns.

Currently, none of the PRC laws or regulations sets forth sponsors’ economic rights in schools that do not distribute reasonable returns.

•                  Allocation of development fund.  At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. As of December 31, 2011, all of our 77 schools were in compliance with the existing laws and regulations regarding the allocation of their development funds.

In the case of a private school that distributes reasonable returns, this amount must be at least 25% of the annual net income of the school, as determined in accordance with generally accepted accounting principles in the PRC.

In the case of a private school that does not distribute reasonable returns, this amount must be at least 25% of the annual increase in the net assets of the school, if any, as determined in accordance with generally accepted accounting principles in the PRC.

•                  Tax status.

The PE Implementation Rules provide that the preferential tax treatment policies applicable to private schools that distribute reasonable returns are to be formulated by the finance, tax and administration departments of the State Council. However, to date, no such regulations have been promulgated.

The PE Implementation Rules provide that private schools that do not distribute reasonable returns are entitled to the same preferential tax treatment as public schools. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Education Tax Policies issued in 2004, public schools are exempt from business tax, income tax and other taxes. However, the above mentioned preferential tax treatments applicable to public schools are not part of the preferential tax treatments stipulated in the EIT Law, resulting in different interpretations and implementations of these laws and regulations by local tax authorities in practice.

Due to the uncertainties as to what preferential tax treatments are applicable to our schools discussed above, we do not adopt any preferential tax treatment in our tax policy. Instead, all of our schools, including our schools that distribute reasonable returns and those that do not, have accrued and paid all taxes that are applicable to an enterprise.

•                  Right to the distribution of residual properties.

Regardless of whether distributing reasonable return or not, the Law for Promoting Private Education provides that properties that remain upon termination and liquidation of a school after payment of relevant fees and compensations shall be made in accordance with other relevant laws and regulations. However, there have been no other relevant national laws and regulations addressing the distribution of residual properties upon termination and liquidation of a private school.

•                  Business operations.

None of the current PRC laws and regulations regulates the business operations of private schools that distribute reasonable returns any differently than those that do not.

Regulations on Internet Information Services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations.

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications regulatory authorities in order to provide any commercial Internet information services in the PRC. ICP providers are required to display their ICP license number in a conspicuous location on their homepage. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must also obtain additional approvals from the relevant authorities in charge of those sectors. Under the Internet Information Measures, non-commercial Internet information services, referring to information services generally available to the public free of charge, do not require prior approval and may be provided upon completion of record filing with the appropriate telecommunications regulatory authorities.

In July 2006, the MIIT posted on its website the Notice on Strengthening Management of Foreign Investment in Operating Value-added Telecom Services. The notice prohibits PRC ICP providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any foreign investors. The notice states that PRC ICP providers or their shareholders should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites.

The information we currently provide via Internet and the supplementary online services we plan to continue to invest in and launch on a pilot basis are non-commercial Internet information services. We have completed the required record filing for such services. We do not currently conduct commercial online education business and will obtain the relevant approvals and licenses as required by relevant PRC laws and regulations when we intend to conduct such business.

Regulations on Information Security

The PRC government regulates Internet content in China to protect state security. Anyone who: (i) gains improper entry into a computer or system of strategic importance; (ii) disseminates politically disruptive information; (iii) leaks state secrets; (iv) spreads false commercial information; or (v) infringes intellectual property rights may be subject to criminal penalty.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we are subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

We have been in compliance with these regulations in connection with the information provided on our corporate website.

Regulations on Dividend Distribution

The PRC Wholly Foreign-owned Enterprise Law (1986), as amended, and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended, are the principal regulations governing the distribution of dividends of wholly foreign-owned enterprises in China. Under these regulations, wholly foreign-owned enterprises, such as our PRC subsidiary, in China may, subject to the ongoing compliance with the applicable foreign exchange regulations, distribute dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each wholly foreign-owned enterprise in China is required to contribute at least 10% of its annual after-tax profits each year, if any, determined in accordance with PRC accounting standards to its general reserves fund until the cumulative amount in the reserve fund reaches 50% of the enterprise’s registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to fund its employee welfare fund. These reserve funds can only be used for the specified purposes and are not transferable to the company’s shareholders in the form of loans, advances, dividends or otherwise. As discussed below, under the Foreign Exchange Administration Rules (1996), as amended, RMB is freely convertible into foreign exchange for dividend distribution.

Regulations on Foreign Exchange

Under the Foreign Exchange Administration Rules (1996), as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade related receipts and payments, interest payments and dividend distributions. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi from or into a foreign currency, such as US dollars, and remittance of the foreign currency into or out of the PRC.

Under current PRC regulations, foreign-invested enterprise such as our PRC subsidiary is required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-invested Enterprise. With such a certificate, which is subject to review and renewal by SAFE on an annual basis, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency denominated capital of a foreign-invested company may only be used for purposes within the business scope stated on the business license of the company and may not be used for equity investments within the PRC unless specifically provided for otherwise. SAFE also strengthened its oversight over the flow and use of Renminbi converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and such Renminbi may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules. In addition, SAFE promulgated a circular on November 19, 2010, or Circular 59, which tightens the regulation over settlement of net proceeds from overseas offerings like our initial public offering and requires that the settlement or net proceeds must be consistent with the description in the prospectus for the initial public offering. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

We expected that a substantial portion of the proceeds of our initial public offering will be used by our PRC subsidiary to meet its working capital needs and for general corporate expenses in connection with its business expansion.  Meanwhile, we believe that our VIE will have adequate cash from its operations to support its own operation and expansion. Therefore, we do not expect to transfer any significant amount of the proceeds of our initial public offering to our VIE or its subsidiaries. However, to the extent we need to transfer any proceeds of our initial public offering to our VIE, or its subsidiaries or schools through our PRC subsidiary, Circulars 142, 59 and 45 may significantly limit our ability to do so. In such an event, we may have to obtain external financing for our VIE, its subsidiaries or schools or use our PRC subsidiary’s cash generated from its operations (primarily the service fees to be paid by our VIE under the Exclusive Service Agreement) to extend entrusted loans to our VIE, its subsidiaries and schools, and we cannot assure you that we will have timely access to such funding on reasonable terms, in a sufficient amount, or at all.

SAFE Circular 75

SAFE Circular 75, issued in October 2005, states that PRC citizens or residents must register with SAFE or the relevant local SAFE branch in connection with their establishment or control of an offshore company established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore company acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events.

Our beneficial owners who are known to us to be PRC residents have registered with SAFE and have completed their amendment registrations under SAFE Circular 75 with regard to our initial public offering.

Employee Stock Option Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Regulations, setting forth the requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the Implementation Rules for the Individual Foreign Exchange Regulations, which, among other things, specified the approval and registration requirement for certain capital account transactions such as a PRC citizen’s participation in employee share ownership and share option plans of overseas-listed companies.

On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange for PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules. Under the Share Option Rules, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to file with the applicable local branch of SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or a qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Rules (1996), as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, to date, SAFE has not issued any implementation rules in respect of depositing the foreign exchange proceeds abroad. Currently, the foreign exchange proceeds from the sales of shares or dividends distributed by the overseas-listed company can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account maintained at a PRC domestic bank. In the case of an exercise of the options on a non-cash basis, PRC citizens are required to remit the proceeds to special foreign currency accounts. On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Relating to the Administration of Foreign Exchange Regarding PRC Individuals’ Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Share Option Circular, which replaced the Share Option Rules. We believe that we and our PRC citizen employees are subject to these rules. If we and/or our PRC citizen employees fail to comply with the Share Option Circular, we and/or our PRC citizen employees may face sanctions imposed by SAFE or any other PRC government authorities.

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, jointly promulgated the M&A Regulations. Under the M&A Regulations, the prior approval of the CSRC is required for the overseas listing of offshore SPVs that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange.

Under the M&A Regulations, “mergers and acquisitions of domestic enterprises by foreign investors” refers to a situation where a foreign investor purchases by agreement the equity interests of a domestic company or subscribes to the increased capital of a domestic company, and thus changes the domestic company into a foreign-invested enterprise; or where a foreign investor establishes a foreign-funded enterprise, and through which the foreign investor purchases by agreement the assets of a domestic company and operates its assets; or where a foreign investor purchases by agreement the assets of a domestic company, and then invests such assets to establish a foreign-funded enterprise to operate the assets.

While the exact perimeters of the M&A Regulations remain unclear, based on the advice of our PRC counsel, because the M&A Regulations only apply to transactions involving “mergers and acquisitions of domestic enterprises by foreign investors,” we believe that (a) the M&A Regulations are not applicable to our corporate restructuring in 2009 and 2010 and (b) CSRC approval is not required in the context of our initial public offering, for the following reasons: (i) we established our PRC subsidiary by means of direct investment, not through merger or acquisition of any PRC domestic companies and (ii) we control our VIE and its subsidiaries through contractual arrangements, not through “mergers and acquisitions of domestic enterprises by foreign investors” as defined under the M&A Regulations. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel did. If the CSRC or another PRC regulatory body subsequently determines that we should have obtained the CSRC’s approval for our initial public offering either by interpretation, clarification or amendment of the M&A Regulations or by any new rules, regulations or directives or in any other ways promulgated in the future, we may face sanctions by the CSRC or other PRC regulatory agencies. In such an event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Regulation of the Software Industry

Policies to Encourage the Development of Software

On June 24, 2000, the State Council issued Certain Policies to Encourage the Development of Software and Integrated Circuit Industries, or the Policies, to encourage the development of software and integrated circuit industries in China and to enhance the ability of PRC information technology companies to compete in the international market. The Policies facilitate the development of software and integrated circuit industries in China through various methods, including:

•                  encouraging venture capital investments in software industry and providing capital to software enterprises or assisting such software enterprises to raise capital overseas;

•                  providing tax incentives, including an immediate tax rebate for taxpayers who sell self-developed software products before 2010 in the amount of the statutory value-added tax that exceeds 3% and a number of exemptions and reduced corporate income tax rates;

•                  providing government support, such as government funding in the development of software technology;

•                  providing preferential treatments, such as credit facilities with low interest rates to enterprises that export software products;

•                  taking various strategies to ensure that the software industry has sufficient expertise; and

•                  implementing measures to enhance intellectual property protection in China.

To qualify for preferential treatments, an enterprise must be recognized as a software enterprise by governmental authorities. A software enterprise is subject to annual inspection, failure to pass such inspection in a given year would cause the enterprise to lose the relevant benefits. Xuecheng Century, our PRC subsidiary, was qualified as a software enterprise in April 2010 and is entitled to enjoy these preferential treatments including tax incentives. If Xuecheng Century fails to pass the annual inspection in any year, it will not be able to enjoy these preferential treatments.

Software Products Administration

On October 27, 2000, the MIIT issued and enforced the Measures Concerning Software Products Administration to regulate and administer software products and facilitate the development of software industry in China. Pursuant to the Measures Concerning Software Products Administration, all software products operated or sold in China must be duly registered with and recorded by the relevant authorities, and no entity or individual is allowed to sell or distribute any unregistered and unrecorded software products. In order to produce software products in China, a software producer is required to have:

•                  the status of an enterprise legal person, which scope of operations must include computer software business (including technology development of software or production of software products);

•                  a fixed production site;

•                  necessary conditions and technologies for producing software products; and

•                  quality control measures and capabilities for the production of software products.

Software developers or producers are allowed to sell their registered and recorded software products independently or through agents, or by way of licensing. Software products developed in China must be registered with local provincial governmental authorities in charge of information industry and subsequently filed with the taxation authority at the same level and the MIIT. Imported software products, i.e., software developed overseas and sold or distributed into China, must be registered with the MIIT. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years from the issuance date and may be renewed upon expiry. The MIIT and other relevant authorities may carry out supervision and inspection over the development, production, operation and import/export of software products in and out of China.

On March 5, 2009, the MIIT promulgated the new Measures Concerning Software Products Administration, or the New Measures, which became effective on April 10, 2009. Under the New Measures, software products operated or sold in China are not required to be registered or recorded by relevant authorities, and software products developed in China (including those developed in China on the basis of imported software) can enjoy certain favorable policies when they have been registered and recorded. The New Measures also eliminated the previous requirements set forth above.

Software Copyright

The State Council promulgated the Regulations on the Protection of Computer Software, or the Software Protection Regulations, on December 20, 2001, which became effective on January 1, 2002. The Software Protection Regulations were promulgated, among other things, to protect the copyright of computer software in China. According to the Software Protection Regulations, computer software that is independently developed and attached to physical goods will be protected. However, such protection does not apply to any ideas, mathematical concepts, processing and operation methods used in the development of software solutions. Under the Software Protection Regulations, PRC citizens, legal persons and organizations will enjoy copyright protection for computer software that they have developed, regardless of whether the software has been published. Foreigners or any person without a nationality will enjoy copyright protection over computer software that they have developed, as long as such computer software was first distributed in China. Software of foreigners or any person without a nationality will enjoy copyright protection in China under these regulations in accordance with a bilateral agreement, if any, executed by and between China and the country to which the developer is a citizen of or in which the developer resides, or in accordance with an international treaty to which China is a party. Under the Software Protection Regulations, owners of software copyright will enjoy the rights of publication, authorship, modification, duplication, issuance, lease, transmission on the information network, translation, licensing and transfer. Software copyright protection takes effect on the day of completion of the software’s development. The protection period for software developed by legal persons and other organizations is fifty years and ends on December 31 of the fiftieth year from the date the software solution was first published. However, the Software Protection Regulations will not protect the software if it is not published within fifty years from the date of the completion of its development. Civil remedies available under the Software Protection Regulations against copyright infringements include cessation of the infringement, elimination of the effects, apology and monetary compensation. The copyright administrative authorities may order the infringer to stop all infringing acts, confiscate illegal gains, confiscate and destroy infringing copies, and may impose a fine on the offender under certain circumstances.

Software Copyright Registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to facilitate the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant should be granted a registration certificate by the China Copyright Protection Center. As of the date of this annual report, we have obtained eight registration certificates for computer software copyrights.

We have completed the registration of the software programs developed by us in accordance with the above-stated software-related regulations and have obtained from relevant government agencies the Software Product Certificates for these software programs.

Regulation of Domain Names

PRC laws require owners of Internet domain names to register their domain names with qualified domain name registrars approved by the MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has the exclusive right to use its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties.

We have registered certain domain names, including 21edu.com, xueda.com, ejiajiao.com and exueda.com in accordance with such regulations relating to domain names and website names.

Regulation of Copyright and Trademark Protection

China has enacted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Regulation of Copyright Protection

The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights eligible for copyright protection and to extend copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. In February 2010, the National People’s Congress further amended the Copyright Law to regulate the registration of pledge of copyright, which amendment came into force on April 1, 2010.

Regulation of Trademark Protection

The PRC Trademark Law, adopted in 1982 and amended in 2001, protects the proprietary rights to registered trademarks. The Trademark Office of SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. Our PRC subsidiary, Xuecheng Century, has registered various trademarks and logos, including ““, “Xueda,” ““ and

““, with the Trademark Office of SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of certain other trademarks and logos, including ““ and “Elite Class”, which means “prime learning”, for our small-group tutoring programs and other trademarks and logos for our operations. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks.

Regulation of Employment

On June 29, 2007, the National People’s Congress promulgated the Employment Contract Law of the People’s Republic of China, or ECL, which became effective on January 1, 2008. On September 18, 2008, the State Council issued the People’s Republic of China Employment Contract Law Implementation Rules, or ECL Implementation Rules, which became effective on September 18, 2008, the date of issuance. The ECL and ECL Implementation Rules require employers to enter into written contracts with their employees, restrict the use of temporary workers and aim to give employees long-term job security.

Pursuant to the ECL, employment contracts lawfully entered into prior to the implementation of the ECL and continuing as of the date of its implementation will continue to be valid. Where an employment relationship was established prior to the implementation of the ECL but no written employment contract was entered into, a contract must be entered into within one month after the ECL’s implementation.

As of December 31, 2011, December 31, 2010 and December 31, 2009, we had 15,074, 12,930 and 8,077 full-time employees, respectively, including 8,329, 7,575 and 4,580 instructors, respectively. As of December 31, 2011, we had the following full-time employees by department: 8,329 instructors, 1,371 study counselors, 1,937 education consultants, 59 psychological counselors, 751 in sales and marketing and 2,627 in general and administrative functions, including 56 education research specialists.

C.                                    Organizational Structure

We are a holding company and were incorporated in the Cayman Islands on April 24, 2009. We own 100% of the equity interests in China Xueda Corporation Limited, a holding company incorporated in Hong Kong, or Xueda Hong Kong, which owns 100% of the equity interests in Xuecheng Century, our PRC subsidiary, incorporated in the PRC by us on August 17, 2009.

The following chart sets forth our corporate and operational structure as of December 31, 2011:

Equity interest.

Sponsorship interest.

Contractual arrangements, including the Exclusive Service Agreement, the Pledge Agreement, the Exclusive Purchase Right Contract and the Powers of Attorney.

(1)	Beijing Xueda Education & Training Consulting Co., Ltd. was established in October 2011 and has not started business operation as of the date of this annual report.

(2)	These 2 subsidiaries only provide supplementary services and do not directly operate any school or learning center.

(3)

These 17 schools include:

(a)          14 schools directly held by our VIE, one of which is registered as a school that does not distribute reasonable returns; and

(b)         1 school held by Mr. Xin Jin, our co-founder and chief executive officer; 1 school held by Mr. Rubin Li, chairman of our board of directors, which is registered as a school that does not distribute reasonable returns; and 1 school held by a manager of one of our VIE’s subsidiaries. These individuals hold these 3 schools on behalf of our VIE under certain nominee agreements between these individuals and our VIE.

(4)	These 77 schools include 75 that distribute reasonable returns and 2 that do not distribute reasonable returns.

(5)	These 60 learning centers include:

	(a)	5 learning centers established and operated by the school held by Mr. Xin Jin (see note 3 above);
	(b)	4 learning centers established and operated by the school held by Mr. Rubin Li (see note 3 above); and
	(c)	1 learning center established and operated by the school held by the other individual (see note 3 above).

These 10 learning centers held by these individuals under nominee agreements contributed an aggregate of 3.2% of our consolidated net revenues in 2011.

(6)

These 60 learning centers also include 7 learning centers established and operated by the 2 schools that do not distribute reasonable returns (see note 4 above). These 7 learning centers contributed an aggregate of 3.4% of our consolidated net revenues in 2011.

(7)

These 113 learning centers established and operated by our VIE’s subsidiaries include (i) 40 learning centers that do not have any education related services in their approved scope of business and (ii) 61 learning centers that have included, among others, “education information” or “education technology related consultation” rather than “education services” or “tutoring services” in their respective approved business scope. These 40 and 61 learning centers contributed 6.8% and 18.9%, respectively, of our consolidated net revenues in 2011. See “Item 3.D. Risk Factors — Risk Factors Relating to Our Business and Industry — Some of our subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.”

(8)

These 182 learning centers established and operated by our VIE’s schools include 7 learning centers which were not properly registered as required. These 7 learning centers contributed an aggregate of 0.1% of our consolidated net revenues in 2011. See “Item 3.D. Risk Factors — Risk Factors Relating to Our Business and Industry — Some of our subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.”

Currently, we conduct all of our operations in China through Xuecheng Century, our PRC subsidiary, as well as through a series of contractual arrangements with Xueda Information, our VIE, and its shareholders. Our tutoring business is directly operated by and, as a result, all of our revenue is generated from Xueda Information and its subsidiaries and schools, in which we do not hold any equity or sponsorship interest, as the case may be. As of June 30, 2012, we have a total of 383 learning centers in 73 cities which were established and operated by 47 subsidiaries and 84 schools of our VIE.

PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China. However, many local government authorities have different views and understandings of the relevant rules and regulations and have adopted different practices in granting licenses and permits for foreign-invested entities providing tutoring services. As a result, there remain significant uncertainties as to whether Xuecheng Century, a wholly foreign owned enterprise under the PRC law, could obtain the requisite licenses and permits to provide tutoring services. See “Item 4.A. History and Development of the Company — Restructuring.” In addition, we may decide to expand our business into business areas in which foreign ownership and investment are expressly restricted, such as online education services. To address these uncertainties and minimize regulatory risks relating to restrictions on foreign ownership and investment in business areas we may expand into in the future, we have adopted the current organizational structure.

We do not have equity or sponsorship interests in Xueda Information, its subsidiaries or schools. However, as a result of the contractual arrangements described below, we have the power to direct the activities of Xueda Information that most significantly impact its economic performance and the right to receive substantially all of Xueda Information’s economic benefits. Therefore, we treat Xueda Information as our variable interest entity under U.S. GAAP.

We have consolidated the net revenues of Xueda Information and its subsidiaries and schools in our consolidated financial statements in accordance with U.S. GAAP. For the years ended December 31, 2009, 2010 and 2011, $77.2 million, $154.1 million and $221.7 million, or 100%, 100% and 100%, respectively, of our total net revenues are attributable to Xueda Information and its subsidiaries and schools.

Exclusive Technology Consulting and Management Services Agreement.  Pursuant to the Amended and Restated Exclusive Technology Consulting and Management Services Agreement, or the Exclusive Service Agreement, entered into on August 28, 2009 as amended and restated on July 28, 2010 between Xuecheng Century and Xueda Information, Xuecheng Century has the exclusive right to provide technical consulting and management services to Xueda Information. Such services include course material research and development, employee training, technology development, transfer and consulting services, public relation services, market development and planning services, and other services as the parties may mutually agree from time to time. The Exclusive Service Agreement entitles Xuecheng Century to charge Xueda Information annual service fees that amount to substantially all of the net income of Xueda Information before the service fees. Xuecheng Century has the right to terminate this agreement, at anytime during the term of this agreement, by 30-day prior written notice to Xueda Information, whereas Xueda Information may only terminate this agreement on the ground of Xuecheng Century’s gross negligence, fraud or other illegal act, or bankruptcy, lawful dissolution or termination of Xueda Information. Unless terminated earlier in accordance with the above provisions, this agreement has a term of ten years and can be extended automatically, unless indicated otherwise by Xuecheng Century.  Xuecheng Century recognized service fees in the total amount of RMB 111.4 million ($16.9 million) and RMB195.1 million ($30.2 million) for the years ended December 31, 2010 and 2011, respectively, in consideration for services provided to Xueda Information. The service fees recognized in 2010 and 2011 were eliminated upon consolidation and had been paid by Xueda Information to Xuecheng Century by June 30, 2012.

Pledge Agreement.  Pursuant to the Amended and Restated Pledge Agreement, or the Pledge Agreement, entered into on August 28, 2009, as amended and restated on December 31, 2010, among Xuecheng Century and each of the shareholders of Xueda Information, each shareholder of Xueda Information has agreed to pledge his or her equity interest in Xueda Information to Xuecheng Century to secure the performance of Xueda Information’s obligations with respect to the fees payable under the Exclusive Service Agreement, and each shareholder of Xueda Information has agreed not to transfer, pledge or otherwise create any encumbrance on his or her equity interest in Xueda Information without the prior written consent of Xuecheng Century. The Pledge Agreement also provides that, starting from the date of its execution, Xuecheng Century is entitled to all income in cash or otherwise, such as all dividends, generated by the pledged equity interest. This agreement has a term of ten years, which will be extended automatically if the Exclusive Service Agreement is extended upon expiry. Our PRC counsel has advised us that the pledges were created and are effective, as such pledges have been registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive Purchase Right Contract.  Pursuant to the Amended and Restated Exclusive Purchase Right Contract, or the Exclusive Purchase Right Contract, entered into on August 28, 2009, as amended and restated on July 28, 2010, among Xuecheng Century, Xueda Information and its shareholders, each shareholder of Xueda Information is obligated to sell to Xuecheng Century, and Xuecheng Century has an exclusive and irrevocable right to purchase from such shareholder, or cause such shareholders to sell or transfer to Xuecheng Century’s designated party, all or part of such shareholder’s equity interest in Xueda Information to the extent permissible under applicable PRC law. The purchase price to be paid by Xuecheng Century or its designated party will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.  Currently, PRC national laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China, nor would the exercise of the purchase price by Xuecheng Century be restricted under PRC national laws and regulations. However, as there remain uncertainties as to whether Xuecheng Century, a wholly foreign owned enterprise under the PRC law, could obtain the requisite licenses and permits to provide tutoring services in practice, we do not expect Xuecheng Century to exercise this purchase right in the foreseeable future. Even if these uncertainties no longer exist in the future, before we determine whether and when to exercise this purchase right, we will also consider all relevant factors including the needs of our business operations and the regulatory environment, and will exercise such purchase right in the manner set forth in this agreement and in accordance with applicable PRC laws and regulations. We do not believe that our right to exercise this purchase right will be affected by the current uncertainties as this agreement will remain in force until Xuecheng Century or its designated party purchases all of Xueda Information’s equity interests from shareholders of Xueda Information.

Under the Exclusive Purchase Right Contract, Xueda Information undertakes that, before the purchase by Xuecheng Century or its designated party, (i) it will prudentially and effectively conduct its business, deal with its affairs and maintain its existence in accordance with good financial and commercial standards and practices; and (ii) it will at all times conduct all of its operations during the ordinary course of business so as to maintain the value of the assets of Xueda Information and will refrain from any action or inaction sufficient to affect the operating conditions and asset value of Xueda Information. In addition, the shareholders of Xueda Information undertake that, other than the pledges created on the equity interest of Xueda Information under the Pledge Agreement, (i) without prior written consent of Xuecheng Century, it will not sell, transfer, mortgage or otherwise dispose of any legal or beneficial interest in Xueda Information or allow the creation of any encumbrance thereon; and (ii) it will cause the shareholders’ meeting of Xueda Information not to approve, in the absence of prior written consent of Xuecheng Century, sale, transfer, mortgage or other disposal of any legal or beneficial interest in Xueda Information or creation of any encumbrance thereon.

Powers of Attorney.  Pursuant to the Powers of Attorney executed on August 28, 2009 by each of the shareholders of Xueda Information, each such shareholder irrevocably entrusted Xuecheng Century to exclusively exercise such shareholder’s rights in Xueda Information, including without limitation, the power to participate in and vote at shareholders’ meetings and execute shareholders’ resolutions; exercise all shareholders’ rights under the law and Xueda Information’s constitutional documents; the power to nominate and appoint the legal representative, the chairperson of the board of directors, directors, executive directors, supervisors, general managers and other senior management of Xueda Information for so long as he or she remains a shareholder of Xueda Information; and the right to sign the transfer agreement on behalf of the shareholders that is necessary to enforce the Pledge Agreement and the Exclusive Purchase Right Contract. The Articles of Association of Xueda Information provide that the major rights of its shareholders include the right to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Xuecheng Century has the ability to exercise effective control over Xueda Information through shareholder votes and, through such votes, to also control the composition of Xueda Information’s board of directors. As a result of these contractual rights, we have the power to direct the activities of Xueda Information that most significantly impact its economic performance and exercise control.

These contractual arrangements between our PRC subsidiary and Xueda Information and its shareholders enable us to:

•                  exercise effective control over Xueda Information and its subsidiaries and schools;

•                  receive substantially all of the economic benefits from Xueda Information and its subsidiaries and schools in consideration for the services provided by Xuecheng Century; and

•                  have an exclusive and irrevocable right to purchase all or part of the equity interests in Xueda Information at a time we determine suitable after considering all relevant factors, including the needs of our business operations and the regulatory environment.

In the opinion of our PRC legal counsel:

•                  the ownership structures of Xueda Information and its subsidiaries, and our wholly owned subsidiary in the PRC are in compliance with existing PRC laws and regulations; and

•                  the contractual arrangements among our wholly owned subsidiary in the PRC, Xueda Information, and the shareholders of Xueda Information are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure — All aspects of our business are subject to extensive regulation in China. We may not be in full compliance with these regulations, and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors” or in other parts of this annual report.

A.                                    Operating Results

Overview

We are the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. We derive our revenue from providing services through a results-oriented, student-centric service delivery model that features personalized tutoring. Since opening our first learning center in 2004, we have organically built an extensive tutoring service network comprised of 295 learning centers (182 of which were established and operated by our VIE’s or its subsidiaries’ 77 schools and 113 of which were established and operated by our VIE’s subsidiaries) and approximately 11,700 full-time service professionals, serving customers located in 63 economically developed cities across 28 of China’s 31 provinces and municipalities as of December 31, 2011.

Our business continued to grow rapidly in the year ended December 31, 2011. In this year, we opened 88 new learning centers, bringing our total number of learning centers to 295. In addition, we served approximate 117,000 students and delivered a total of approximately 9.0 million course hours during this year.

Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial condition include:

•                  Overall Economic Conditions and Education Industry Development in China.  We have benefited significantly from overall growth of the economy, the rapid growth of the education industry and the growing demand for educational services, particularly personalized tutoring services, in China. The overall economic growth and increase in disposable household income in China have led to a significant increase in private spending on educational services and a rapid growth of the educational service industry. As a result, the private education sector in the educational service industry in China is growing at a rapid rate. However, any adverse changes in economic conditions in China may have a material adverse effect on the demand for general educational services including tutoring services in China, which in turn may harm our business and results of operations.

•                  Regulatory Environment.  Adverse changes in the regulatory environment in China may have a material adverse effect on the education industry in China, which in turn may harm our business and results of operations. The Chinese government regulates all aspects of our business and operations, including the qualification and licensing requirements for entities providing educational services, standards for the operations of learning centers and foreign investments in the education industry, as well as our corporate structure and contractual arrangements with our VIE and its shareholders. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to changes from time to time. Any such change may have a material adverse effect on our business, results of operations and financial condition, either retroactively or prospectively.

•                  Competition.  The educational services market in China, particularly the tutoring sector, is highly fragmented, competitive and rapidly evolving. Our competitors consist of private schools, public and private companies that provide tutoring services and individual private tutors. Although we have not faced significant direct competition from other tutoring service providers on a national scale, changes to the overall competitive landscape in China’s tutoring service market may affect our ability to compete successfully against current and future competitors, resulting in adverse effects on our market share and results of operations.

•                  Course Hours Delivered Related Factors.  Over the past few years, the growth of our net revenue has been driven primarily and directly by increased course hours purchased by and delivered to students served in our tutoring programs. Total course hours delivered reflect the overall revenue-generating services provided across our tutoring service network. The increase in the number of course hours delivered has primarily been driven by the expansion of our tutoring service network and is also dependent upon the number of students we serve network wide, the “size” of our service contracts and the supply of instructors. These factors, in turn, largely depend on the demand for our tutoring services, the effectiveness of our marketing and brand promotion, the demographic composition of the geographic locations of our learning centers and our ability to respond to competitive pressure. Neither we nor any of our students receive financial assistance for our tutoring services; therefore, third-party financial assistance has not been a contributing factor to our course hours delivered or number of students served.

For the years ended December 31, 2009, 2010 and 2011, our annual course hours delivered increased significantly, from approximately 3.9 million hours in 2009 to approximately 7.0 million hours in 2010, and then to approximately 9.0 million hours in 2011. The increase in our course hours delivered was primarily the result of the following factors.

•                  Number of learning centers.  The increase in our course hours delivered has been driven to a substantial extent by the expansion of our tutoring service network. The total number of learning centers in operation increased from 131 in 2009 to 207 in 2010 and 295 as of December 31, 2011. The number of cities covered by our tutoring service network increased from 33 at the end of 2009 to 53 at the end of 2010 and to 63 as of December 31, 2011. We believe the increase in the number of learning centers and the geographic expansion of our service network have significantly enhanced our brand recognition across the country, which has in turn contributed to the increase in the number of course hours delivered.

•                  Number of students served.  The increase in the number of students we serve is also an important driving force of our course hours delivered. We have increased the number of students served through opening new learning centers to further expand our capacity and increasing the utilization of the capacity of our existing learning centers. The number of our annual students served increased from approximately 54,100 in 2009 to approximately 89,000 students in 2010 and to approximately 117,000 in 2011.

•                  “Size” of service contracts.  The “size” of our service contracts refers to both the total course hours purchased and service periods under the service contracts. In 2011, the average number of course hours purchased under each service contract ranged from 80 to 100 hours. The service periods under our service contracts are stipulated based on the needs of our students, which may be longer than one year and typically range from two to eight months, a decrease from three to ten months in 2010. The decrease in the length of the service periods is primarily a result of our continuous efforts to strengthen our course planning by further fine-tuning our consultation session with potential students which enables the students to complete purchased course hours more efficiently and in a shorter period. We consider the “size” of our service contracts as another important factor affecting our business operations, particularly the results of the immediately succeeding fiscal period. First, service contracts with a large “size” help us secure course hours purchased and longer term revenue. Second, revenue not recognized in the current fiscal period as a result of a service term that lasts beyond the end of the current fiscal period will be recorded as deferred revenue, which does not directly impact the results of operations of the current fiscal period, but provides us with a reasonable level of revenue visibility into the succeeding fiscal periods. By analyzing the amount and composition of such deferred revenue, we can plan our operation and resource allocation accordingly, which helps us enhance our overall operating efficiency.

•                  Course Fee Related Factors.  Our results of operations are affected by the following course fee related factors:

•                  Average hourly course fee.  Our ability to maintain and increase our hourly course fees is an important factor that affects our net revenue. We determine hourly course fees on the basis of a number of factors, primarily the students’ grade levels, the number of course hours purchased and the experience levels of the instructors. We adjust hourly course fees based on local market conditions. Due to the increasing demand for tutoring services, our reputation in the tutoring market and the high quality of our tutoring programs, we were able to steadily raise hourly course fees in the past few years. Our average hourly course fee increased from $21 in 2009 to close to $23 in 2010 and further to $26 in 2011. Under favorable conditions and after taking into consideration such factors as the expected level of competition and the demand and supply situation in the tutoring market, we may decide to further raise our hourly course fees in a disciplined manner in selected geographic markets.

•                  Course fee payment and refund.  We require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. In addition to course fees, each of our new students is required to pay a non-refundable registration fee at the time such student enters into their first service contract with us. The registration fee varies by location and normally ranges from RMB300 ($47.7) to RMB500 ($79.4).

Students who are unable to complete all of the prepaid course hours within the service period set forth in the service contract may choose to extend the service period for up to 40 days according to the contractual terms upon prior notice to us, or they may choose to terminate the service contract prior to the expiration of the service period and receive a refund for the course hours prepaid but not delivered. Course fees prepaid for courses purchased but not delivered due to reasons attributable to the students will not be refundable after 26 months of the expiration of the service period set forth in the service contract. Refunds do not affect our reported revenue as the refunded course fees are not yet recognized as revenue before the services are delivered, but have an adverse effect on our cash flow for the period in which the refunds are made. In 2009, 2010 and 2011, course fees refunded amounted to $10.8 million, $18.7 million and $18.7 million, respectively. The increase in the amount of fees refunded was primarily due to the increased number of students served in these periods. The total amount of course fees in cash we received amounted to $118.7 million, $206.9 million and $262.9 million in 2009, 2010 and 2011, respectively. For the same periods, our refund rate, defined as the percentage of course fee refunded in a period out of the total amount of course fees collected in such period, was 9.1%, 9.1% and 7.1%, respectively. The refund rate is a cash management measure which only reflects the impact of the refunds on our cash flow.

•                  Proportions of Learning Centers at Various Development Stages.  When we open new learning centers, it takes time to build management and service teams, accumulate local experience, establish track records and fully ramp up their operation. Based on our historical results of operations, we divide our learning centers into four categories based on their development stage. Learning centers at various development stages have different performance, characteristics and effects on our results of operations.

•                  Start-up learning centers.  We refer to learning centers in the first six months of their operations as “start-up learning centers.” Typically, a start-up learning center incurs significant fixed costs and operating expenses, yet it takes longer for its students served and course hours delivered to ramp up.

•                  Ramp-up learning centers.  We refer to learning centers in operation between six and twelve months as “ramp-up learning centers.” A learning center at this development stage typically starts rapidly ramping up its students served and course hours delivered to generate more revenue, but the revenue may or may not fully cover its fixed costs and operating expenses.

•                  Growth learning centers.  We refer to learning centers in operation between 12 and 24 months as “growth learning centers.” A growth learning center typically starts generating and continually growing its net income.

•                  Mature learning centers.  We refer to learning centers with an operating history of 24 months or longer as “mature learning centers.” A mature learning center typically is capable of achieving consistently healthy levels of profitability.

The table below sets forth the numbers of learning centers at various development stages as of the dates indicated.

	As of December 31,
	2009(1)		2010(2)		2011(3)
Development Stage	Number	% of Total	Number	% of Total	Number	% of Total
Start-up learning centers	17	13.0	50	24.1	68	23.1
Ramp-up learning centers	7	5.3	26	12.6	29	9.8
Growth learning centers	75	57.3	24	11.6	67	22.7
Mature learning centers	32	24.4	107	51.7	131	44.4
Total	131	100.0	207	100.0	295	100.0

(1)          Excluding one learning center we closed in 2009.

(2)          Excluding one learning center we closed in 2010.

(3)          Excluding one learning center we closed in 2011.

A learning center incurs a substantial amount of fixed costs and expenses throughout its development stages. Such fixed cost and expenses primarily consist of teaching staff’s base salaries, rental and office expenses and expenses related to management team and administrative staff. As a result of such fixed costs and expenses and the substantial differences in revenue generating capabilities among learning centers at various development stages, a large number of start-up and ramp-up learning centers may lower our overall profitability on a consolidated basis. In addition, the variation in proportions of learning centers at various development stages in any specific period may affect our overall results of operations and profitability in such period. As our business continues to grow and the base of growth and mature learning centers expands, we expect that the adverse impact of start-up and ramp-up learning centers on our overall results of operations will be less significant over time.

Typically, it takes two to three months for a learning center’s leasehold improvements to be completed and become a start-up learning center. Learning centers start incurring rental expense during the leasehold improvement period. They also incur small amounts of expenses related to staff members. As such, a large number of learning centers under leasehold improvement in a given period may have an adverse effect on our results of operations. The number of our learning centers increased by 23, 76 and 88 for the years ended December 31, 2009, 2010 and 2011, respectively. In addition, we closed a small number of learning centers shortly after their opening to move to better locations. In 2011, we closed one learning center, compared to one in 2010 and one in 2009. The closure of learning centers did not affect our results of operations to a material extent.

In addition, the average cost for opening new learning centers as reflected by capital expenditures increased significantly from 2009 and remained stable in 2010 and 2011. Capital expenditures per learning centre, including expenditures incurred for leasehold improvement and property and equipment, ranged from RMB400,000 ($63,554) to RMB600,000 ($95,330) in 2009, compared to approximately RMB1.2 million ($0.2 million) in 2010 and 2011, respectively. The increase in capital expenditures per learning center from 2009 to 2010 was primarily the result of our efforts to upgrade our tutoring facilities with increased investment in leasehold improvements. For learning centers opened since the beginning of 2009, we made significant investment in upgraded renovation, furniture, information technology systems, air conditioning systems and other improved facilities. We also implemented more stringent fire prevention compliance measures starting from 2009, which required us to incur additional expenditures for fire prevention infrastructures. In addition, the space of the majority of newly opened learning centers increased significantly from 2009 to 2011. The space of our learning centers opened in and prior to 2008 ranged between 300 and 700 square meters, compared to the space between 700 and 900 square meters for learning centers opened from 2009 to 2011. Increased capital expenditures associated with improvements and upgrades of tutoring facilities will increase our depreciation and amortization costs. However, we believe these upgrades and improvements were important to improve customer experience, maintain the attractiveness of our tutoring programs, enhance our competitiveness and meet the growing demand for our services. As a result, we believe such improvements and upgrades have contributed and will continue to contribute to the increase of our revenue and profitability, although we are not able to quantify such increase in revenue or profitability.

We expect our capital expenditures incurred on a per-learning-center basis to decrease to approximately $0.1 million starting from 2012, primarily attributable to our implementation of budget control on leasehold improvements, including a decrease in average lease space per learning center from 700-900 square meters for learning centers opened in 2009, 2010 and 2011 to 300-500 square meters for learning centers opened starting from 2012. The smaller average size of the learning centers opened in 2012 is due to the fact that most of these learning centers are added to markets where we have already established a presence, in order to meet the market demand not yet fully satisfied by our existing learning centers in those markets. Going forward, we will determine the size of our learning centers taking into consideration of the operation needs and market demand of our services in the various geographic areas.

We believe that, the average hourly course fee aside, a learning center’s revenue-generating capacity depends on the maximum course hours that can possibly be delivered at such learning center in a given period, which in turn is a function of (i) the space/size of such learning center, which translates into the maximum student space (i.e., the number of students that can be housed at a time); and (ii) the maximum number of course hours that can be scheduled for each student space in such period. Although by improving the learning center’s course scheduling capability and increase the average number of course hours delivered for each student space, it is possible to increase the revenue-generating capacity, we believe that a learning center’s revenue-generating capacity is largely determined by its space/size, which is not affected by the development stage of such learning center. At a learning center’s early development stage when its operation is not fully ramped up yet, the learning center’s utilization of its revenue-generating capacity is low. As such learning center becomes mature, the utilization of its revenue-generating capacity increases.

Although the new learning centers opened in 2012 and onwards may have a smaller average size compared to learning centers opened in prior years, we expect our overall revenue generating capacity to increase as we continue to open new learning centers. We also expect the overall utilization of our existing revenue generating capacity to increase as more learning centers become mature.

Primarily as a result of the rapid expansion and development of our business, starting from 2012, we divide our learning centers into two categories based on their development stages: start-up learning centers, which refer to learning centers in the first year of their operations, and mature learning centers, which refer to learning centers with an operating history of one year or longer. We believe such re-categorization better represents the different performance, characteristics and effects on our results of operations among our learning centers going forward.

•                  Seasonality.  Our results of operations are also affected by seasonal factors. On an individual learning center basis, our net revenue is typically relatively higher in the second quarter compared to the other quarters in the year, because our learning centers generally have the largest number of students served and the highest course hours delivered in the second quarter of each year, the time when most primary and secondary school students prepare for the final exams in the spring semester and, particularly, ninth-grade and 12th-grade students are about to take the high school and college entrance exams in China. Our individual learning centers generally have the lowest number of students served and course hours delivered in September as fewer students use tutoring services immediately after school year starts at the beginning of that month. The first quarter generally is also a slow quarter as fewer new students are served immediately before and around the Chinese New Year holiday season, which is typically in January or February of each year. As a result, on an individual learning center basis, our revenue is typically relatively lower in the first quarter and September of the year.

On the other hand, our costs and expenses generally are not significantly affected by seasonal factors, as a significant portion of such costs and expense are fixed, except that we typically incur larger amounts of selling and marketing expense in the third quarter of the year to attract and recruit students around the time a new school year starts at the beginning of September. As a result, our profitability in the third quarter of the year is typically affected the most by such adverse seasonal factors.

We expect the seasonal pattern of our results of operations to continue, although the impact of seasonal factors may not be as prominent in all periods as other factors due to our rapid business expansion.

Revenues

Our source of revenue is course fees collected from students, which is a function of course hours delivered in the period and the average hourly course fee. We offer tutoring programs that cover all academic curriculum subjects taught in primary and secondary schools in the markets where we operate. Our tutoring programs typically range in term from two to eight months. The table below sets forth our net revenue, total course hours delivered and other correlated data for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011
Net revenue (in thousands of $)	77,188	154,144	221,738
Total course hours delivered (in thousands)	3,907	7,043	9,029
Number of students served	54,130	88,761	116,900
Number of learning centers (at period end)	131	207	295
Average hourly course fee (in $) *	21	23	26

*             Represents gross revenue which is computed as net revenues plus business tax, divided by the total course hours delivered in the relevant period.

Cost of Revenue and Operating Expenses

Our costs and expenses consist of cost of revenue, general and administrative expenses and selling and marketing expenses.

	For the Year Ended December 31,
	2009		2010		2011
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Cost of revenue:
Teaching staff cost	43,592	56.5	77,471	50.3	115,931	52.3
Rental	10,050	13.0	15,932	10.3	26,920	12.2
Depreciation and amortization	778	1.0	3,078	2.0	6,682	3.0
Other	2,906	3.8	7,023	4.5	6,689	3.0
Total cost of revenue	57,326	74.3	103,504	67.1	156,222	70.5
Operating expenses:
General and administrative expenses	9,912	12.8	23,790	15.4	36,425	16.4
Selling and marketing expenses	10,624	13.8	16,179	10.5	25,940	11.7
Total operating expenses	20,536	26.6	39,969	25.9	62,365	28.1

Cost of revenue.  Our cost of revenue primarily consists of:

•                  Teaching staff cost, which consists of base salaries, performance-based teaching fees, and bonuses and benefits paid to or for our full-time teaching staff, as well as performance-based teaching fees paid to our contract instructors. Performance-based teaching fees include teaching fees paid to our teaching staff in relation to work performed during our optional, free Q&A sessions in study rooms at our learning centers which we provide as part of our supporting services to our students. Our teaching staff includes our instructors, study counselors and education consultants. Unlike many tutoring service providers in China, we have a large full-time service team that delivered 81.7%, 84.4% and 83.4% of our course hours for the years ended December 31, 2009, 2010 and 2011, respectively. Our service model features personalized tutoring services delivered by a dedicated team of full-time service professionals primarily through one-on-one tutoring; therefore, teaching staff cost has been, and is expected to continue to be, a major component of our cost of revenue. As more learning centers become growth and mature learning centers and we further enhance the utilization of our instructors, we expect teaching staff cost as a percentage of net revenue to decrease to a stable level in the long term. In addition, we expect that our gradual roll-out of small-group teaching throughout our tutoring service network will help effectively increase our business and expand our customer base. We have been offering small-group tutoring courses in 21 of our learning centers on a pilot basis since the second half of 2010. Such roll-out does not subject us to any additional PRC regulations or restrictions.

•                  Rental cost, which increases primarily as we expand our tutoring service network by opening new learning centers and to a lesser extent, expanding our existing learning centers. In 2009, 2010 and 2011, we opened 23, 76 and 88 new learning centers, respectively. As of December 31, 2009, 2010 and 2011, we had 131, 207 and 295 learning centers in operation, respectively. We expect rental cost as a percentage of net revenue to decrease over time as more learning centers become growth and mature learning centers, improve the utilization of their revenue generating capacity and generate revenues at a rate faster than the increase in rental cost.

•                  Depreciation and amortization, which relates to, as to depreciation charges, furniture, fixture and equipment used in rendering tutoring service and, as to amortization charges, leasehold improvement for our learning centers. Historically, depreciation and amortization have not been an important component of our cost of revenue. As we open new learning centers and strive to improve the facilities of our learning centers to enhance students’ learning experience, we expect our investment in furniture, fixture, equipment and leasehold improvement to increase, which will cause depreciation and amortization to increase in absolute amounts. However, as we further standardize our operation procedures and apply them throughout our tutoring service network, we believe depreciation and amortization will remain a small percentage of our cost of revenue.

•                  Other cost, which primarily consists of office supplies consumed by learning centers in rendering tutoring services.

We expect our total cost of revenue to increase in absolute amounts as we continue to open new learning centers, better utilize the capacity of our existing learning centers and hire additional instructors, study counselors and education consultants. Although we anticipate that in the long term our revenue growth rate will start declining gradually as the revenue base becomes larger and an increasing portion of our learning centers become mature, we expect the growth rate of our revenue to be faster than the growth rate of our cost of revenue. As a result, we expect our cost of revenue to decrease over time as a percentage of our net revenue as an increasing number of learning centers become growth and mature learning centers and we enhance the utilization of both our instructors and our physical premises and facilities, enhance operating efficiency by applying standardized operation procedures and achieve economies of scale.

General and administrative expenses.  Our general and administrative expenses primarily consist of (i) compensation and benefits of management team, administrative staff and employees in the information technology function, including share-based compensation expenses, (ii) rental expenses for office space leased for administrative uses, (iii) office administration, human resources management and professional service fees and (iv) to a lesser degree, depreciation and amortization of property and equipment, including purchased software, used in our general and administrative activities. We expect that our general and administrative expenses will increase in absolute amounts in the near term as we hire additional personnel and incur additional costs in connection with business expansion and with being a publicly traded company, including costs of enhancing our internal controls, but will decrease as a percentage of total net revenue as we further improve operating efficiency and achieve economies of scale.

Selling and marketing expenses.  Our selling and marketing expenses primarily consist of (i) expenses relating to advertising, marketing and brand promotion activities and (ii) salaries and commissions paid to our marketing personnel. We expect that our selling and marketing expenses will continue to increase in absolute amounts as we continue our brand building and marketing activities, increase the number of our learning centers and expand into new geographic areas, but will decrease gradually to reach and remain at a stable percentage of total net revenue due to the cumulative effect of our brand-building, advertising and marketing efforts.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands. For the year ended December 31, 2011, the net loss before tax was $0.5 million.

Hong Kong

Xueda Hong Kong is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. Xueda Hong Kong was incorporated in 2009 and had no assessable profits during the years ended December 31, 2010 and 2011 and accordingly we have made no provision for its income tax. For the year ended December 31, 2011, the net income before tax was $4.7 million, representing interest income and exchange gain that were exempt from corporate income tax in Hong Kong.

PRC

Business tax.  Pursuant to the Interim Regulations on Business Tax of PRC, which became effective on January 1, 1994 and was amended on January 1, 2009, all entities and individuals who engage in the provision of services, the transfer of intangible assets or the sale of real properties within PRC are required to pay PRC business tax. Currently, the learning centers established and operated by our VIE and its subsidiaries and schools in China are subject to a 3% to 5% business tax on gross revenue generated from providing tutoring services, plus related surcharges. Xuecheng Century is subject to a 5% business tax on its gross revenue, which consists of service fees recognized in consideration of technology consulting and management services provided to Xueda Information, plus related surcharges.

Income tax.  Pursuant to the EIT Law, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our PRC subsidiary and our VIE and its subsidiaries in China are subject to enterprise income tax at a statutory rate of 25%. Xuecheng Century was certified as a “software enterprise” for tax purposes in April 2010 and as a result is eligible for a two-year exemption of income tax for 2010 and 2011 followed by a 12.5% income tax rate for 2012, 2013 and 2014. In light of the uncertainties as to what preferential tax treatments are applicable to our schools, all of our VIE’s schools have also accrued and paid income tax at the statutory rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulation—the Law for Promoting Private Education and the PE Implementation Rules”, For the year ended December 31, 2011, the total taxable income for our PRC subsidiaries and our VIE and its subsidiaries and schools in China was $16.2 million.

Income tax is assessed and paid at subsidiary or branch level; therefore, the net loss from operations generated by a particular entity cannot be transferred to or utilized by other entities within our consolidated company. As a result, our effective tax rate for 2011 was 34.1%.

Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Following Circular 82, on August 3, 2011, the SAT issued Administrative Measures on Income Taxes of Resident Enterprises Incorporated outside Mainland China and Are Controlled by Chinese Enterprises (Trial Implementation), or Resident Enterprise Administrative Measures, which was effective as of September 1, 2011. This Resident Enterprise Administrative Measures provides clarification of resident status determination, post-determination administration, as well as competent tax authorities. However, Circular 82 and Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” for the company of our type. We do not believe we are a resident enterprise defined and regulated by the aforesaid regulations as none of our shareholders is a PRC company or PRC corporate group. However, it remains unclear how PRC tax authorities will determine the tax residency status of companies like us. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.” Under the EIT Law and the EIT Implementation Rules, the profits of a foreign invested enterprise generated in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company during the 12 consecutive months preceding the receipt of the dividends. Our PRC subsidiary is currently wholly owned by our Hong Kong subsidiary. However, there is no assurance the PRC tax authorities will grant approvals on the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiary. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits.”

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Since our financial reporting process inherently relies on the use of estimates and assumptions, actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that could reasonably have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this annual report.

Revenue Recognition

We derive our revenues from personalized tutoring services and through collecting registration fees and course fees from our students.

We charge each new student a non-refundable registration fee ranging from RMB300 ($47.7) to RMB500 ($79.4) primarily for the consultation and assessment we provide to the student and design of a personalized study plan. We believe that the registration fee is, in substance, an advance payment for future tutoring services, and accordingly recognized over the estimated customer relationship period. The customer relationship period is estimated based on our historical data with respect to service period. The customer relationship period is currently determined to be nine months, a decrease from 15 months in 2010, primarily attributable to our continuous efforts to strengthen our course planning by further fine-tuning our consultation sessions with potential students since the first half of 2011, which enables the students to complete purchased course hours in a more efficient manner, significantly reduces the number of students with a small number of course hours unfinished for extended periods and in turn shortens our average service period. We believe such adjustment enables us to achieve better customer satisfaction and is beneficial to the long term development of our business. The customer relationship period is subject to annual assessment or when an event or other changes indicate the estimate is no longer reasonable.

Course fees for tutoring services are generally collected within seven days after the service contract is signed and recognized proportionately as the tutoring services are delivered. For unused prepaid course hours, students may apply for a 40-day extension within 30 days prior to the expiration date of the service contract. Under the applicable PRC laws and regulations, students are entitled to refund of unused prepaid course fees within two years after the service contract expires. We therefore estimate the refund period to be 26 months, which include the 30-day application period, the 40-day extension period and the two years by law. Deferred revenue relating to unused prepaid course hours of expired contracts is recognized as of the end of the refund period.

Fair Value of Ordinary Shares

Before the completion of our initial public offering in November 2010, we were a private company with no quoted market prices for our ordinary shares. We had therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

•                  Determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; and

•                  Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

Following our initial public offering, the fair value of our ordinary shares is determined by reference to the trading prices of our ADSs on the New York Stock Exchange.

The following table sets forth the fair value of our ordinary share estimated at different times before the completion of our initial public offering.

Date	Class of Shares	Fair Value	Purpose of Valuation
March 26, 2008	Ordinary Shares	$0.06	Assessment of beneficial conversion feature upon issuance of Series A1 and Series A2 preferred shares
August 29, 2009	Ordinary Shares	$0.63	Assessment of beneficial conversion feature upon issuance of Series A1 preferred shares
March 16, 2010	Ordinary Shares	$1.89	Valuation of share based compensation

When estimating the fair value of our ordinary shares, our management considered a number of factors, including the result of valuation by Marsh Valuation Services Practice, or Marsh, an independent third party appraisal firm, and equity transactions of our company, while taking into account standard valuation methods and the achievement of certain events.

The valuation reports issued by Marsh were used as part of our analysis in reaching our conclusion on the fair value of our ordinary shares. We reviewed the valuation methodologies used by Marsh and believe the methodologies used are appropriate and the valuation results were representative of the fair value of our ordinary shares.

Marsh used the discounted cash flow, or DCF, method of the income approach to derive the fair value of our ordinary shares in 2008, 2009 and 2010. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects, and we therefore only used the results obtained from the market approach to assess the reasonableness of the results obtained from the income approach. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•                  Weighted average cost of capital, or WACC:  WACCs of 29%, 26% and 24% were used for dates as of March 26, 2008, August 29, 2009 and March 16, 2010, respectively. The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The decrease in WACC from 2008 to 2010 was due to the combined results of the changes in risk-free rate and industry average beta, and the decrease in our company-specific risks. The decrease in WACC used for the valuation resulted in an increase in the determined fair value of the ordinary shares.

•                  Comparable companies:  In deriving the WACCs, which were used as the discount rates under the income approach, certain publicly traded companies in the education industry were selected for reference as our guideline companies.

To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the education industry, the guideline companies were selected with consideration of the following factors: (i) the comparable companies should provide tutoring services; and (ii) the comparable companies should either have their principal operations in Asia Pacific, as we operate in China, or are publicly listed comparable companies in the United States, as we were planning to become a public company in the United States.

•                  Discount for lack of marketability, or DLOM:  We quantified DLOM using the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held ordinary shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (e.g., an IPO) and estimated volatility of our ordinary shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM.

The DLOMs were estimated to be 39%, 23% and 11% as of March 26, 2008, August 29, 2009 and March 16, 2010, respectively. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involved applying appropriate discount rates to estimated cash flows that were based on earnings forecasts. Our revenue and earnings growth rates, as well as major milestones that we had achieved, contributed significantly to the increase in the fair value of our ordinary shares from March 2008 to March 2010. The assumptions used in deriving the fair values were consistent with our business plan. However, these assumptions were inherently uncertain and highly subjective. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 29% to 24%.

Marsh used the option-pricing method to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats ordinary shares and preferred shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares.

The option-pricing method involved making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company was complex because there was no readily available market for the shares. We estimated the volatility of our shares to range from 44% to 57% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The determined fair value of our ordinary shares increased from $0.06 per share as of March 26, 2008 to $0.63 per share as of August 29, 2009. We believed the increase in the fair value of ordinary shares in this period was primarily attributable to the following factors:

•                  Our net revenue grew significantly from $4.4 million in 2007 to $34.1 million in 2008, representing a 675% annual growth rate, and our net revenue continued to increase during 2009;

•                  The number of our learning centers increased from 32 as of December 31, 2007 to 124 in August 2009, including those operated by the acquired Taiyuan Xueda Education Company, which accelerated the growth of our business in Taiyuan city;

•                  We experienced and expected to continue to experience rapid and substantial growth in revenue and the number of learning centers. We expected these would result in economies of scale and improvement in operating profit margin; and

•                  In March 2008 and August 2009, we completed two rounds of financing through the issuance of Series A1 and Series A2 preferred shares and receiving total net proceeds of around $3.8 million. These provided the funding needed for our rapid expansion.

The determined fair value of our ordinary shares increased from $0.63 per share as of August 29, 2009 to $1.89 per share as of March 16, 2010. We believed the increase in the fair value of ordinary shares over the period was primarily attributable to the following factors:

•                  Our net revenue grew significantly from $34.1 million in 2008 to $77.2 million in 2009, representing a 126% annual growth rate;

•                  The number of learning centers increased from 108 as of December 31, 2008 to 131 as of December 31, 2009;

•                  We considered the actual financial and operating results for the three months ended March 31, 2010 that were available to us as discussed below; and

•                  We experienced and expected to continue to experience rapid and substantial growth in revenue and the number of learning centers.

The valuation of our ordinary shares as of March 16, 2010 was based on assumptions that reflected the enhanced visibility of our full year 2010 performance as the result of improved financial and operating performance for the first quarter of 2010, which was, to a certain extent, known to the management as of March 16, 2010. More specifically, our assumptions were based on the following factors:

•                  Revenue growth

The actual year-over-year revenue growth from the first quarter of 2009 to the first quarter of 2010 reached 103%. However, we did not rely on this growth rate by applying a growth rate at or above 100% for the full year of 2010 in our valuation because in the first quarter of 2009, we were at an early stage of development and growth achieved on that base would not be indicative of future growth. Our revenue base at that time was relatively small given our large number of start-up, ramp-up and growth learning centers in the first quarter of 2009, which provided significant high growth potentials. In comparison, we had become a significantly larger company in the first quarter of 2010 and a majority of our learning centers had matured. Although we were still in a high-growth stage, we did not believe that the high growth rate achieved in the first quarter of 2010 represented a reasonable rate that could be expected of future periods. Therefore, in connection with the valuation, we also considered the sequential revenue growth rates for the preceding quarters, which ranged from a negative growth rate of 6% to a growth rate of 57%.

In addition, in determining the growth rate for the full year of 2010 in connection with our valuation, we primarily considered the factors that directly affected the revenue growth, which included the number of students served and the course fees charged. The number of students we served increased to 37,181 for the first quarter of 2010 from 21,888 for the first quarter of 2009, representing a year-over-year growth rate of 69.9%. On the other hand, we did not budget any course fee increase for 2010 as of March 16, 2010, which was based on our then assessment of various factors, including expected market conditions. Therefore, we assumed no change to the course fees. Based on the above considerations, we believed that it was reasonable to assume and apply a growth rate lower than that achieved in the first quarter of 2010 for the full year of 2010 in connection with our valuation.

In addition, we assumed that the revenue growth rate would start declining gradually as the revenue base becomes larger and an increasing portion of learning centers reach their full capacity.

•      Gross margin

Gross margin for the first quarter of 2010 reached 33%. However, we did not believe that this gross margin was indicative of the full year gross margin for the following two major reasons:

Seasonality of the business.  On an individual learning center basis, the second quarter of each year typically is our peak business season, whereas the third quarter typically sees the lowest number of students served and course hours delivered on an individual learning center basis. On the other hand, our costs were not significantly affected by seasonal factors as a significant portion of such costs are fixed. This is due to the fact that the significant majority of our teaching staff members are full time employees and there is a minimum level of base salaries paid to them regardless of actual student served. In addition, our rental costs and depreciation and amortization costs associated with leasehold improvements are largely fixed. See “— Factors Affecting Our Results of Operations — Seasonality.”

Timing of new learning centers rollout.  Historically, our new learning centers were typically opened in the second half of the year. In 2010, we planned to open approximately 70 new learning centers, only 10 of which were opened in the first quarter of the year, and the remaining 60 new learning centers were scheduled to be opened later into the year. There are significant costs associated with each new learning center, including teaching staff cost, rental costs and depreciation and amortization costs associated with leasehold improvements, because we need to maintain a constant level of staff, properties and facilities at each learning center, regardless of the expected number of students served. All such costs were expensed as they were incurred and were reflected in the then current period, which were expected to adversely affect gross margin for such period. Although we recognized that as the total number of learning centers as well as mature learning center continued to increase, the effect of timing of new learning centers rollout would be less significant, we expected that opening of a large number of new learning centers in a short period of time would nevertheless have a significant adverse effect on our expected gross margin.

Therefore, in connection with our valuation, we believed that the gross margin for the full year of 2010 should be lower than the 33.2% achieved in the first quarter of 2010, taking into consideration the expected adverse effect of the approximately 60 new learning centers to be opened later into the year. In addition, in recognition of a certain level of margin expansion as the result of improved operating efficiency, we believed that the assumed gross margin for the full year of 2010 should be higher than the 25.7% gross margin for the full year of 2009. We expected gross margin to expand gradually in future periods as we planned to continue to enhance our operating efficiency and utilization of our facilities and teaching staff as our learning centers mature.

As factors affecting cost of revenue and gross margin, the above reasons also ultimately would affect net margin.

•                  Net margin

Net margin for the first quarter of 2010 reached 11.1%, compared to a negative net margin of 2.1% for the full year of 2009. For the full year of 2010, we assumed a net margin after considering the factors discussed above which also ultimately affect net margin. In addition to those factors affecting both gross and net margins, selling and marketing expense was the major line item below gross margin line that affected our net margin assumption. Selling and marketing expenses accounted for 13.8% of revenue for the year of 2009, compared to 9.1% for the first quarter of 2010. Typically, we incur a larger amount of selling and marketing expenses in the third quarter of each year to attract and recruit students when the new school year starts. For 2010, given that we planned to open approximately 70 new learning centers, significantly more than the 23 new learning centers opened in 2009, we expected that selling and marketing expenses for the full year of 2010 would be significantly higher than in 2009 and the first quarter of 2010. In addition, we expected to maintain a high level of selling and marketing expenses in response to the increased competition. Although we believed that selling and marketing expenses as a percentage to net revenue would continue to decrease over time, we expected that such decrease would be at a slower rate compared to other costs and expenses; therefore, the margin expansion resulted from such decrease in such percentage was expected to be less significant. Based on the above discussions on costs and expense items and after factoring into certain margin expansion from 2009, we believed that a net margin lower than that achieved in the first quarter of 2010 was reasonable in connection with our valuation.

We have considered the guidance prescribed by the Practice Aid in determining the fair value of our ordinary shares as of various dates before our initial public offering. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through March 16, 2010 was set out above. Paragraph 113 of the Practice Aid states that “the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.” We, therefore, believed the ultimate price of our initial public offering would generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before our initial public offering.

Nevertheless, we believed that the increase in fair value of our ordinary shares from $1.89 per ordinary share as of March 16, 2010 to $4.75 per ordinary share, the initial public offering price divided by the number of ordinary shares represented by each ADS, was primarily attributable to the following factors:

•                  New program offerings introduced in the second and third quarters of 2010 generated significant revenue.  As part of the expansion strategies developed by the senior management team beginning in the second quarter of 2010, we rolled out a series of new learning programs which were not planned as of March 16, 2010. These learning programs were successful in the second and third quarters of 2010, and we planned to continue to offer these programs and other similar programs in the future. The net revenue generated by these new programs was not taken into account in the forecast of future earnings used to determine the fair value of our ordinary shares as of March 16, 2010, or the March 2010 forecast.

•                  Initiatives introduced in late second quarter of 2010 to improved operating efficiency.  As part of the business development plans designed and implemented by the senior management team in late second quarter of 2010, we introduced various initiatives to improve our operating efficiency and to increase net income. For example, we adopted, for the first time, quarterly performance evaluations for local management teams and linked bonus and career advancement opportunities of the members of local management teams to their key performance indicators in these evaluations. Local management team members were evaluated on key indicators of cost-control, staff and facility utilization and other measures of efficiency in addition to revenue growths of the learning centers under their management — a shift from our previous focus on driving revenue growth by geographical coverage and network expansion. At the same time, we also tightened our cost-control measures, especially with respect to labor, management and marketing costs. As a result of these initiatives, gross margin increased from 31% for the second quarter of 2009 to 42% for the second quarter of 2010, and from 19% for the third quarter of 2009 to an estimate of not less than 25% for the third quarter of 2010. The introduction of these initiatives and the subsequent year-over-year increase in gross margin were not planned until after March 16, 2010 and was not taken into account in the March 2010 forecast.

•                  Learning centers in several cities raised course fees beginning in late second and third quarters of 2010.  The average hourly course fee during the second and third quarters of 2010 was higher than previously forecasted. Although we raised course fees throughout our tutoring network in 2009, we did not believe market conditions would support further significant increase in course fees and did not plan for any course fee increase for 2010. However, in late second quarter and the third quarter, learning centers located in several cities raised course fees in response to local market conditions. Increases in course fees in these cities were well received by the customers. These increases in course fees were not planned by the senior management ahead of time and were initiated by local management teams in response to local market conditions. Therefore the increase in fees was not included in the March 2010 forecast. We believed that the success in raising course fees in those cities indicated favorable market conditions and provided strong support for our plan to raise course fees on a much large scale and in more cities covered by our national tutoring network.

•                  Actual performance in the second and third quarters of 2010 exceeding forecast.  Our net revenue increased significantly to $77.9 million, compared to $38.9 million for the six months ended June 30, 2009 and $77.2 million for the year ended December 31, 2009. In addition, we generated net income of $11.8 million for the six months ended June 30, 2010, compared to net income of $2.4 million for the six months ended June 30, 2009 and net loss of $1.6 million for the year ended December 31, 2009. We estimated our net revenue for the three months ended September 30, 2010 was no less than $37.0 million, compared to $47.0 million for the three months ended June 30, 2010 and $18.6 million for the three months ended September 30, 2009.

As a result of the factors discussed above, when we prepared a forecast in October 2010, the forecast showed a significant improvement over the March 2010 forecast. For example, our revenue growth for 2010 was forecasted to be significantly higher than that used in the March 2010 forecast and net profit margin for 2010 was currently forecasted to be higher than that used in March 2010 forecast.

•                  Reduced discount rate.  We believed that the rapid and substantial expansion since March 2010 had proven the viability of our business strategy and execution capability and had enhanced our credibility, which was expected to reduce the perceived risk of meeting the financial forecast going forward and thus a reduced discount rate will be expected for the valuation in connection with our initial public offering. In addition, we expected that the completion of our initial public offering would allow us to have easier access to the capital markets to raise funds, including equity financing and bank borrowing with lower cost of financing. Therefore, our weighted average cost of capital, which was also a component of the March 2010 forecast, was expected to be favorably affected by our initial public offering and thus would increase our enterprise and value of ordinary shares.

•                  Enhanced liquidity and access to capital.  Our initial public offering was expected to provide us with additional capital and will enhance our ability to access the capital markets to grow our business and provide our shareholders with greater liquidity. In particular, the 11% discount for lack of marketability used to in the March 2010 forecast would no longer be applicable after our initial public offering.

•                  Conversion of preferred shares.  The conversion into ordinary shares, immediately prior to the completion of our initial public offering, of all our preferred shares and the corresponding elimination of the related liquidation and other preferences were also expected to contribute to the increase in the value of our ordinary shares.

•                  Enhanced brand awareness.  In anticipation of a successful initial public offering, we expected to further enhance our brand awareness and, as a result, capture a greater market share and gain greater benefit from the growth of the after-school tutoring sector.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as a compensation expense over the requisite service period based on a graded vesting schedule, with a corresponding impact reflected in additional paid-in capital.

The fair values of our option awards were estimated on the date of grant using the binomial option pricing model that uses assumptions including the fair value of the ordinary shares underlying the options, expected volatility expected risk free interest rate, expected dividend yield and exercise multiple. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the contractual term of the options. We choose the comparable companies by considering synthesis effect of the characteristics including industry, stage of life cycle, size and financial leverage. Risk-free interest rate was estimated based on the yield of China international government bonds denominated in U.S. dollars with a maturity period similar to the contractual term of the options. The dividend yield was estimated by us based on its expected dividend policy over the contractual term of the options. Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

In determining the fair value of the share options granted on March 16, 2010, we used the fair value of our ordinary shares as determined through a retrospective valuation by an independent appraiser. For more information, see “— Fair Value of Ordinary Shares.”

After our initial public offering completed in November 2010, we granted 290,000, 489,000 and 1,195,368 restricted shares to employees in February, May and June 2011, respectively. The fair value of the restricted shares granted was estimated based on the market closing price of our ADSs on the New York Stock Exchange as of the grant date.

Share-based compensation expense, based on the estimated fair value of share awards granted and the estimated forfeiture rate, will be recorded over vesting periods after the grant date on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the share awards vested during that period. The estimate of forfeiture rate is reviewed and adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimate. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The EIT Implementation Rules provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for purposes of the EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors— Risk Factors Relating to Doing Business in China — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2009, 2010 and 2011. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The years 2009 to 2011 remain subject to examination by the PRC tax authorities.

Results of Operations

The following table sets forth a summary of our consolidated results of operations and selected operating data for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2009		2010		2011
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Net revenue	77,188	100.0	154,144	100.0	221,738	100.0
Cost of revenue(1):
Teaching staff cost	(43,592)	(56.5)	(77,471)	(50.3)	(115,931)	(52.3)
Rental	(10,050)	(13.0)	(15,932)	(10.3)	(26,920)	(12.2)
Depreciation and amortization	(778)	(1.0)	(3,078)	(2.0)	(6,682)	(3.0)
Other	(2,906)	(3.8)	(7,023)	(4.5)	(6,689)	(3.0)
Total cost of revenue	(57,326)	(74.3)	(103,504)	(67.1)	(156,222)	(70.5)
Gross profit	19,862	25.7	50,640	32.9	65,516	29.5
Operating expenses:
General and administrative expenses(1)	(9,912)	(12.8)	(23,790)	(15.4)	(36,425)	(16.4)
Selling and marketing expenses(1)	(10,624)	(13.8)	(16,179)	(10.5)	(25,940)	(11.7)
Total operating expenses	(20,536)	(26.6)	(39,969)	(25.9)	(62,365)	(28.1)
Government subsidies	83	0.1	26	0.0	357	0.2
Other income	—	—	76	0.0	—	—
(Loss)/income from operations	(591)	(0.8)	10,773	7.0	3,508	1.6
Interest income	220	0.3	510	0.3	3,766	1.7
(Loss)/income before income tax expenses	(371)	(0.5)	11,283	7.3	7,274	3.3
Income tax expenses
Current	(1,320)	(1.7)	(3,455)	(2.2)	(4,562)	(2.1)
Deferred	83	0.1	2,465	1.6	2,078	1.0
Total income tax expenses	(1,237)	(1.6)	(990)	(0.6)	(2,484)	(1.1)
Net (loss)/income	(1,608)	(2.1)	10,293	6.7	4,790	2.2

Selected Operating Data:	2009	2010	2011
Course hours delivered (in thousands)	3,907	7,043	9,029
Number of learning centers (at period end)	131	207	295
Number of students served	54,130	88,761	116,900
Average hourly course fee (in $)(2)	21	23	26
Number of teaching staff members (at period end)	6,021	9,650	11,696

(1)          Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year ended December 31,
	2009	2010	2011
Cost of revenue	—	3	6
General and administrative expenses	—	1,895	4,092
Selling and marketing expenses	—	6	11
Total share-based compensation expenses	—	1,904	4,109

(2)                                  Represents gross revenue, which is computed as net revenue plus business tax, divided by the total course hours delivered in the relevant period.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net revenue.  Our total net revenue increased by 43.9% to $221.7 million for the year ended December 31, 2011 from $154.1 million for the year ended December 31, 2010, compared to a 99.7% increase from 2009 to 2010. The slowdown in our revenue growth was primarily a result of the significant scale of operations we have achieved.

$40.2 million, or 59.5%, of the increase in net revenue for the year ended December 31, 2011, was contributed by the increase in course hours delivered and the other $27.4 million, or 40.5%, of the increase was contributed by the increase in the average hourly course fee from the year ended December 31, 2010 to the year ended December 31, 2011. Course hours delivered increased from approximately 7.0 million hours for the year ended December 31, 2010 to approximately 9.0 million hours for the year ended December 31, 2011, primarily attributable to the increases in the total number of learning centers as well as in the number of growth and mature learning centers, which also contributed to the increase in the number of students served from approximately 89,000 for the year ended December 31, 2010 to approximately 117,000 for the year ended December 31, 2011. However, the growth in the course hours delivered and the students served from 2010 to 2011 slowed down compared to the growth from 2009 to 2010, primarily a result of resignation of a significant number of education consultants in mid to late 2011 due to changes to their compensation structure starting from the first half of 2011. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — We may not be able to continue to attract and retain qualified service professionals. As a result, we may not be able to maintain consistent service quality throughout our service network, and our brand, business and results of operations may be materially and adversely affected.” As education consultants are instrumental in both recruiting and retaining our students, the resignation of a significant number of education consultants reduced our direct contact with prospective students, which adversely affected our student recruitment and the growth of course hours delivered in 2011. We do not believe that the resignation of these education consultants had any material adverse effect on our student retention, as our refund rate, defined as the percentage of course fee refunded in a period out of the total amount of course fees collected in such period, decreased to 7.1% in 2011 from 9.1% in 2010.

The number of our learning centers in operation increased from 207 as of December 31, 2010 to 295 as of December 31, 2011. The number of growth and mature learning centers increased from 131 as of December 31, 2010 to 198 as of December 31, 2011. In addition, the increase in net revenue for the year ended December 31, 2011 was attributable to the increase in our average hourly course fee from $23 for the year ended December 31, 2010 to $26 for the year ended December 31, 2011, which was caused by the increase in hourly course fee and exchange rate fluctuations. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information.”

Cost of revenue.  Our cost of revenue increased by 50.9% to $156.2 million for the year ended December 31, 2011 from $103.5 million for the year ended December 31, 2010. This increase was primarily due to (i) the significant increase in teaching staff cost increased by 49.5% from $77.5 million for the year ended December 31, 2010 to $115.9 million for the year ended December 31, 2011 as the headcount of our full-time instructors, study counselors and education consultants increased by 20.6% from December 31, 2010 to December 31, 2011 and performance-based teaching fees and bonuses also increased significantly as the result of increased course hours delivered, and (ii) a 69.0% increase in rental cost from $15.9 million for the year ended December 31, 2010 to $26.9 million for the year ended December 31, 2011 as we leased premises for the 88 new learning centers opened in 2011. Cost of revenue as a percentage to net revenue increased to 70.5% for the year ended December 31, 2011 from 67.1% for the year ended December 31, 2010.

Gross profit.  Our gross profit increased by 29.4% to $65.5 million for the year ended December 31, 2011 from $50.6 million for the year ended December 31, 2010. Gross margin decreased to 29.5% for the year ended December 31, 2011 from 32.9% for the year ended December 31, 2010. The decrease in gross margin was primarily due to the larger number of learning centers we opened in 2011 compared to 2010. As a result, our mature learning centers, which have higher utilization of our facilities and teaching staff, constituted a smaller portion of our learning centers in 2011 compared to 2010, which in turn caused the decrease in gross margin. As of December 31, 2010, 107, or 51.7%, of our learning centers were mature learning centers. By comparison, as of December 31, 2011, 131, or only 44.4%, of our learning centers were mature learning centers.

Operating expenses.  Our total operating expenses increased by 56.0% to $62.4 million for the year ended December 31, 2011 from $40.0 million for the year ended December 31, 2010. Operating expenses as a percentage of net revenue increased to 28.1% for the year ended December 31, 2011 from 25.9% for the year ended December 31, 2010, primarily because our net revenue grew at a slower rate in 2011 compared to the net revenue growth in 2010, whereas a substantial portion of our operating expenses, including compensation and benefits paid to administrative staff and rental expenses, increased in line with the expansion of our business and did not vary in tandem with the growth rate of net revenue.

•                  General and administrative expenses.  Our general and administrative expenses increased significantly by 53.1% to $36.4 million for the year ended December 31, 2011 from $23.8 million for the year ended December 31, 2010. The increase was primarily due to an increase in the total compensation and benefits paid to our administrative staff as a result of our hiring of new employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations, as well as the share-based compensation expenses incurred in this period.

•                  Selling and marketing expenses.  Our selling and marketing expenses increased significantly by 60.3% to $25.9 million for the year ended December 31, 2011 from $16.2 million for the year ended December 31, 2010. This increase was due to the increase in expenses relating to advertising, marketing and brand promotion activities from the year ended December 31, 2010 to the year ended December 31, 2011. The increase in selling and marketing expenses was also due to the expansion of our marketing team and the related office expenses, which was in line with the expansion of our tutoring service network and operations. In addition, due to the resignation of a significant number of education consultants, who were instrumental in recruiting students and whose compensation is not accounted for as selling and marketing expenses, in mid to late 2011, we increased our selling and marketing expenses to expand our reach to prospective students in the second half of 2011.

Government subsidies.  Certain of Xueda Information’s subsidiaries received approximately $202 thousand and approximately $26 thousand of government subsidies for the year ended December 31, 2011 and 2010, respectively, from local government authorities in a district in Shanghai to encourage our business development in that district. In 2011, Xueda Information received $155 thousand of government subsidies from local government in Beijing. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject us to any additional governmental regulations or future obligations. Government subsidies have been granted based on local business incentive policies and may not be received in the future.

Income from operations.  Our income from operations decreased to $3.5 million for the year ended December 31, 2011 from $10.8 million for the year ended December 31, 2010.

Income tax expenses.  Income tax expenses at our company level include income taxes payable by (i) Xueda Education Group, which is a tax-exempt company incorporated in the Cayman Islands and as such, was not subject to any income taxes in the Cayman Islands in 2010 or 2011; (ii) Xueda Hong Kong, which is subject to a corporate income tax rate of 16.5% on profits derived from its Hong Kong operations, and did not incur any income tax expenses in 2010 or 2011 because it incurred losses in 2010 and its income in 2011 was not derived from its Hong Kong operations; (iii) Xuecheng Century, which was certified as a software enterprise in April 2010 and as a result is eligible for a two-year exemption of income tax in 2010 and 2011, and did not incur any income tax expenses in either 2010 or 2011 in the

PRC; and (iv) Xueda Information and its subsidiaries and schools, at the uniform income tax rate of 25%. As the first three entities did not pay any income taxes, our income tax expenses in 2010 and 2011 consisted of taxes incurred by Xueda Information and its subsidiaries and schools under the relevant tax laws and regulations in the PRC. Our income tax expenses increased to $2.5 million for the year ended December 31, 2011 from $1.0 million for the year ended December 31, 2010, primarily due to the full allowance provision for deferred tax assets for some of our VIE’s subsidiaries, which transferred all of their operations (representing 73 learning centers) to their tutoring schools and are not expected to generate any taxable income after 2011. For reasons of the operation transfer by these VIE’s subsidiaries to tutoring schools, see “Item 3. Key Information — D. Risk Factors —  Risk Factors Relating to Our Business and Industry — The learning centers of some of our VIE’s subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.”

Net income.  As a result of the foregoing, we generated net income of $4.8 million for the year ended December 31, 2011 and $10.3 million for the year ended December 31, 2010, respectively.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net revenue.  Our total net revenue increased by 99.7% to $154.1 million for the year ended December 31, 2010 from $77.2 million for the year ended December 31, 2009. $63.1 million, or 82.0%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $13.8 million, or 18.0%, of the increase was contributed by the increase in the average hourly course fee from the year ended December 31, 2009 to the year ended December 31, 2010. Course hours delivered increased significantly from approximately 3.9 million hours for the year ended December 31, 2009 to approximately 7.0 million hours for the year ended December 31, 2010, primarily attributable to the increases in the total number of learning centers as well as in the number of growth and mature learning centers, which also significantly contributed to the increase in the number of students served from approximately 54,100 for the year ended December 31, 2009 to approximately 89,000 for the year ended December 31, 2010. The number of our learning centers in operation increased from 131 as of December 31, 2009 to 207 as of December 31, 2010. The number of growth and mature learning centers increased from 107 as of December 31, 2009 to 131 as of December 31, 2010. In addition, the increase in net revenue for the year ended December 31, 2010 was attributable to the increase in our average hourly course fee from $21 for the year ended December 31, 2009 to $23 for the year ended December 31, 2010, which was caused by the increase in hourly course fee and exchange rate fluctuations. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information.”

Cost of revenue.  Our cost of revenue increased by 80.6% to $103.5 million for the year ended December 31, 2010 from $57.3 million for the year ended December 31, 2009. This increase was primarily due to (i) the significant increase in teaching staff cost from $43.6 million for the year ended December 31, 2009 to $77.5 million for the year ended December 31, 2010 as our full-time instructors, study counselors and education consultants increased by 60.3% from December 31, 2009 to December 31, 2010 and performance-based teaching fees and bonuses also increased significantly as the result of increased course hours delivered, and (ii) a 58.5% increase in rental cost from $10.1 million for the year ended December 31, 2009 to $15.9 million for the year ended December 31, 2010 as we leased premises for the 76 new learning centers opened in 2010. Cost of revenue as a percentage to net revenue decreased to 67.1% for the year ended December 31, 2010 from 74.3% for the year ended December 31, 2009.

Gross profit.  Our gross profit increased significantly to $50.6 million for the year ended December 31, 2010 from $19.9 million for the year ended December 31, 2009. Gross margin also increased to 32.9% for the year ended December 31, 2010 from 25.7% for the year ended December 31, 2009. The increases in gross profit and gross margin were primarily because a significant number of learning centers operating in 2008 became mature learning centers in 2010, resulting in enhanced utilization of our facilities and teaching staff. As of December 31, 2009, only 32, or 24.4%, of our learning centers were mature learning centers. By comparison, as of December 31, 2010, 107, or 51.7%, of our learning centers were mature learning centers.

Operating expenses.  Our total operating expenses increased by 94.6% to $40.0 million for the year ended December 31, 2010 from $20.5 million for the year ended December 31, 2009. Operating expenses as a percentage of net revenue decreased to 25.9% for the year ended December 31, 2010 from 26.6% for the year ended December 31, 2009, primarily attributable to our implementation of monthly budget control for the general and administrative expenses and selling and marketing expenses.

•                  General and administrative expenses.  Our general and administrative expenses increased significantly to $23.8 million for the year ended December 31, 2010 from $9.9 million for the year ended December 31, 2009. The increase was primarily due to an increase in the total compensation and benefits paid to our administrative staff as a result of our hiring of new employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations, as well as the share-based compensation expenses incurred in this period. The increase in our general and administrative expenses from the year ended December 31, 2009 to the year ended December 31, 2010 was also attributable to an increase in rental payments relating to accommodations provided to local management as a result of our expanded operations.

•                  Selling and marketing expenses.  Our selling and marketing expenses increased by 52.3% to $16.2 million for the year ended December 31, 2010 from $10.6 million for the year ended December 31, 2009. This increase was due to the increase in expenses relating to advertising, marketing and brand promotion activities from the year ended December 31, 2009 to the year ended December 31, 2010. The increase in selling and marketing expenses was also due to the expansion of our marketing team and the related office expenses, which was in line with the expansion of our tutoring service network and operations.

Government subsidies.  We received approximately $26 thousand and approximately $83 thousand of cash in government subsidies for the year ended December 31, 2010 and 2009, respectively, from local government authorities in a district in Shanghai to encourage our business development in that district. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject us to any additional governmental regulations or future obligations. Government subsidies have been granted based on local business incentive policies and may not be received in the future.

Income from operations.  Our income from operations increased significantly to $10.8 million for the year ended December 31, 2010 from a loss of $0.6 million for the year ended December 31, 2009.

Income tax expenses.  Among all of our consolidated entities, Xueda Education Group is a tax-exempt company incorporated in the Cayman Islands and was not subject to any income tax in 2009 or 2010; Xueda Hong Kong is subject to a corporate income tax of 16.5% on the profits derived from its Hong Kong operations and did not incur any income tax expenses in 2009 or 2010 as it incurred losses in both years; Xuecheng Century did not incur any income tax expenses in 2009 or 2010, because it was established in August 2009 and did not conduct any business operation in 2009, and was certified as a software enterprise in April 2010 and eligible for a two-year exemption from income tax in 2010 and 2011. Our income tax expenses in 2009 and 2010 consisted of taxes incurred by Xueda Information and its subsidiaries and schools under the relevant tax laws and regulations in the PRC. Our income tax expenses decreased to $1.0 million for the year ended December 31, 2010 from $1.2 million for the year ended December 31, 2009, primarily because Xuecheng Century started charging Xueda Information service fees under the Exclusive Service Agreement in 2010, which resulted in a decrease of Xueda Information’s taxable income.

Net income.  As a result of the foregoing, we generated net income of $10.3 million for the year ended December 31, 2010 and net loss of $1.6 million for the year ended December 31, 2009.

C.                                    Research and Development, Patents and Licenses, etc.

Our information technology team consists of personnel with extensive experience with large-scale Internet and application development, data processing, product management and operations management. Our information technology team has used a combination of commercially available and custom developed software and hardware systems to establish a scalable technology platform to support our expanding operations and improve our services, and has been crucial to our operations and our successful expansion to date. Currently, our technology platform consists of our comprehensive operations management platform, our extensive educational resources database and our online presence, all of which share a common information technology platform that is secure, scalable and reliable.

Our operations management platform integrates our key management and administrative functions and consists of technology applications that address our key business needs, including school management, financial reporting, sales and operational management and human resources management. Our educational resources database consists of an extensive collection of sample questions and exercises, course outlines, and other tutoring materials and is easily accessible by our service professionals across the country. Our websites present information about our personalized tutoring services, our professional service team, our company and other pertinent information.

We aim to continue to improve and upgrade our technology platform. In 2011, we completed the development of our Xueda ERP 2.0 system, and started rolling out the whole ERP system to all of our learning centers, which is expected to improve and modulize our educational resources database to allow easier access, faster retrieval and better reliability. In addition, we continue to refine our websites to offer our students complementary online services, a broader array of pedagogical product lines and more advanced personalized services.

We have developed our proprietary intellectual property over the past years. Our trademarks, copyrights, trade secrets and other intellectual property rights such as business and technical know-how distinguish our services and products from those of our competitors, and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others.

Our PRC subsidiary, Xuecheng Century, has registered various trademarks and logos, including “”, “Xueda,” “” and “”, with the Trademark Office of SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of certain other trademarks and logos, including “”,and “Elite Class”, which means “prime learning”, for our small-group tutoring programs and other trademarks and logos which we believe are material for our operations. As our business grows and branding strategy develops, we may apply for the registration of additional trademarks and logos. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks. Our main websites are www.21edu.com and www.xueda.com, which are currently identical. We plan to designate www.21edu.com as our online portal and www.xueda.com as our dedicated customer relations website in the future. In addition, we have registered certain other domain names, including ejiajiao.com, exueda.com and xue.com.

We have obtained from relevant government agencies Software Product Certificates for ten sets of software programs developed by us that we believe are material to our business operations, including Xueda Education Perfect Personalized Teaching System, Xueda Education Educational Resource Integration System Software V1.0, Xueda Education Student Personalized Performance Testing System Software v1.0, Xueda Education ERP System, Xueda Office Administration System and Xueda Human Resources Management System.

We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risk to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business.

B.                                    Related Party Transactions

Contractual Arrangements relating to Certain Affiliated Entities

For a description of the contractual arrangements among our PRC subsidiary, Xuecheng Century, our VIE, Xueda Information and its shareholders, see “Item 4. Information on the Company — C. Organizational Structure.”

In 2008, we extended a personal loan, which was unsecured, free of interest and repayable on demand, in an amount of $203 thousand to Mr. Jinbo Yao, one of our directors and a beneficial owner of our ordinary shares. This loan was repaid in October 2010.

We use advertising services provided by 58.com, a PRC-incorporated Internet-based classified information provider in which Mr. Jinbo Yao is a major shareholder. In 2009, 2010 and 2011, we paid advertising service fee in amounts of $42 thousand, $565 thousand and $493 thousand, respectively, to 58.com. There was no unsettled balance as of December 31, 2009, 2010 or 2011. We may continue to use advertising services provided by 58.com in the future.

In 2009, Xueda Technology extended loans to its shareholders in a total amount of $567 thousand to increase the registered capital of Xueda Information pursuant to the contractual arrangement. These loans were free of interest and had no definite terms of repayment. The total amount of the loans was held by Mr. Xin Jin, our director, chief executive officer and a beneficial owner of our ordinary shares, on behalf of such shareholders. The amount of these loans was raised to $587 thousand in 2010. Upon the increase in Xueda Information’s registered capital in December 2010, these loans were settled as the cash advanced to Mr. Xin Jin had been invested in Xueda Information.

In the first half of 2010 and before we became a public company, we extended loans in a total amount of $41 thousand to Shanghai Chuan Xue Network Technology Co., Ltd., or Chuan Xue, a company majority owned by Mr. Xin Jin, to fund its development of course materials which we had expected to use in the tutoring services we provided to our students. The loans to Chuan Xue were free of interest and had no definite terms of repayment. These loans were outstanding as of December 31, 2011 and are expected to be repaid within 2012. We did not make any other loans similar to the Chuan Xue loans, nor do we intend to continue to make similar loans, to our directors or executive officers or entities they control.

Series A1 and Series A2 Preferred Shares

On August 28, 2009, we issued to CDH Xueda Limited 21,555,920 Series A1 preferred shares and to Happyall Ltd, Poda Capital Limited and Wavesong Ltd, or the Series A2 investors, an aggregate of 8,796,920 Series A2 preferred shares. All outstanding Series A1 and Series A2 preferred shares have been automatically converted into our ordinary shares at a conversion ratio of 1:1, upon the completion of our initial public offering. The proceeds from the issuance and sale of Series A1 and Series A2 preferred shares were used for capital expenditure and working capital purposes.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements.”

Stock Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Based Compensation Plans.”

Shareholders of our VIE

All but one of the shareholders of our VIE are also beneficial owners of our shares. See “Item 4. Information on the Company — C. Organizational Structure.” We have not created any additional incentives, whether financial, contractual or otherwise, to encourage the shareholders of our VIE, in their capacity as such, to act in the best interest of our company.

Registration Rights

We entered into a shareholders agreement with all of our then existing shareholders in August 2009 and an investor and registration rights agreement with Warburg Pincus in October 2010, under which we granted those shareholders and Warburg Pincus certain registration rights, including demand registration rights, piggyback registration rights and Form F-3 registration rights.

Demand Registration Rights

Under the terms of the shareholders agreement dated August 28, 2009 among us and our then existing shareholders, from the date that is six months after our initial public offering, shareholders holding at least 20% of our registrable securities then outstanding may, on no more than two occasions, require us to file a registration statement under the Securities Act covering the registration of all or part of the registrable securities. Under the investor and registration rights agreement by and between us and Warburg Pincus dated October 20, 2010, Warburg Pincus has similar demand registration rights on no more than two occasions.

Registrable securities are (i) any of our ordinary shares issuable or issued upon conversion of our preferred shares, (ii) any of our ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i) and (ii), (iii) any other ordinary shares owned or later acquired by the holder of our preferred shares, and (iv) the ordinary shares and ADSs issued and offered by us and the ordinary shares sold by Goodor Corporation to Warburg Pincus, but excluding any of our shares sold in a transaction in which the registration rights are not assigned in accordance with the shareholders agreement and any registrable securities sold in a public offering, whether sold pursuant to Rule 144 of the Securities Act, or Rule 144, in a registered offering, or otherwise.

We will not be obligated to effect any such registration if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act pursuant to provisions regarding demand registration or Form F-3 registration, or in which the holders of registrable securities had an opportunity to participate pursuant to the provisions relating to piggyback registration. We have the right to defer the filing of a registration statement for up to 90 days if we furnish to the holders of registrable securities requesting such registration a certificate signed by our president or chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time, provided that we may not utilize this deferral right more than once in any 12-month period. The underwriters of any underwritten offering have the right to limit the number of shares to be included in the applicable registration statement so long as they determine that marketing factors require such a limitation, provided that:

•                  the number of shares of registrable securities to be included in such underwriting and registration may not be reduced unless all other securities of us are first entirely excluded from the underwriting and registration; and

•                  the number of registrable securities held by the requesting holders included in such registration is not reduced below 25% of the aggregate number of securities included in such registration statement.

Piggyback Registration Rights

Holders of registrable securities also have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any ordinary shares, but excluding registration relating to any employee benefit plan or relating to a corporate reorganization. Registration pursuant to piggyback registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may request registration of their registrable securities pursuant to their piggyback registration rights. The underwriters of any underwritten offering have the right to limit the number of shares to be included in the applicable registration statement so long as they determine in good faith that marketing factors require such a limitation, provided that:

•                  the number of shares that may be included in the registration shall be allocated, first, to us, second, to each of the requesting holders of registrable securities, and third, to holders of other securities of us; and

•                  the number of registrable securities held by the requesting holders included in such registration is not reduced below 25% of the aggregate number of securities included in such registration statement.

Form F-3 Registration Rights

Holders holding at least 20% of our registrable securities then outstanding, or Warburg Pincus, as the case may be, may request in writing that we effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the registrable securities owned by such holder. We will not be obligated to effect any such registration, qualification or compliance pursuant to provisions regarding Form F-3 registration if, among other things, the aggregate amount of securities to be sold under the registration statement is less than $500,000 or we have, within the six-month period preceding the request, already effected a registration under the Securities Act. Registration pursuant to Form F-3 registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their Form F-3 registration rights.

Expenses of Registration

We will pay all expenses incurred by us relating to any demand, piggyback or Form F-3 registration, except that the requesting holders shall bear the expense of any underwriting discounts and selling commissions relating to the offering of their securities. We will not be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered.

Termination of Our Obligations

Notwithstanding the foregoing, we will have no obligations to effect the demand registration, piggyback registration and Form F-3 registration with respect to any registrable securities proposed to be sold by a holder of registrable securities in a registered public offering (i) two years after the consummation of a qualified initial public offering, or (ii) if, in the opinion of our counsel, all such registrable securities proposed to be sold by a holder may then be sold without registration in any 90 day period pursuant to Rule 144 under the Securities Act.

PART III

ITEM 19.  EXHIBITS.

Exhibit Number	Description of Document
1.1*	Third Amended and Restated Memorandum and Articles of Association of Xueda Education Group as currently in effect

2.1*	Xueda Education Group’s Form of Ordinary Share Certificate

2.2†	Form of Deposit Agreement between Xueda Education Group and Citibank, N.A., as depositary

2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.4*	Shareholders Agreement, dated as of August 28, 2009

4.1*	Form of Indemnification Agreement between Xueda Education Group and its directors

4.2*	Form of Employment Agreement between Xueda Education Group and its executive officers

4.3*	English translation of Amended and Restated Exclusive Technology Consulting and Management Service

Agreement, dated as of July 28, 2010, between Xuecheng Century (Beijing) Information Technology Co., Ltd. and Beijing Xueda Information Technology Co., Ltd.

4.4*

English translation of Amended and Restated Pledge Agreement, dated as of December 31, 2010, between Xuecheng Century (Beijing) Information Technology Co., Ltd. and shareholders of Beijing Xueda Information Technology Co., Ltd.

4.5*

English translation of Amended and Restated Exclusive Purchase Right Contract, dated as of July 28, 2010, between Xuecheng Century (Beijing) Information Technology Co., Ltd. and shareholders of Beijing Xueda Information Technology Co., Ltd.

4.6*

English translation of form of Powers of Attorney executed by each of the shareholders of Beijing Xueda Information Technology Co. Ltd. in favor of Xuecheng Century (Beijing) Information Technology Co., Ltd.

4.7*	Amended and Restated 2009 Equity Incentive Plan of Xueda Education Group

4.8*	Subscription Agreement, dated as of October 20, 2010, between Xueda Education Group and WP X Investments IV Ltd.

4.9*	Investor and Registration Rights Agreement, dated as of October 20, 2010, between Xueda Education Group and WP X Investment IV Ltd.

4.10††

English translation of Share Transfer Framework Agreement, dated March 30, 2012, among Xueda Information, shareholders of Beijing Weland International Education and Technology Corp. and the other parties thereto

8.1††	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1††	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2††	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1††	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101.INS††	XBRL Instance Document

101.SCH††	XBRL Taxonomy Extension Schema Document

101.CAL††	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF††	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB††	XBRL Taxonomy Extension Label Linkbase Document

101.PRE††	XBRL Taxonomy Extension Presentation Linkbase Document

*                                         Previously filed with the Registration Statement on Form F-1 (File No. 333-169971), initially filed on October 15, 2010 and incorporated herein by reference.

†                                          Previously filed with the Registration Statement on Form F-6 (File No. 333-169976) filed on October 15, 2010 and incorporated herein by reference.

**                                  Previously filed with the annual report on Form 20-F (File No. 001-34914) filed on May 23, 2011 and incorporated herein by reference.

††                                    Previously filed or furnished with the annual report on Form 20-F (File No. 001-34914) filed on April 27, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xueda Education Group

By:
		Name:	Xin Jin
		Title:	Chief Executive Officer and Director
Date: , 2012